As filed with the Securities and Exchange Commission on January 18, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SEMGROUP ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	4610 / 5171	20-8536826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Warren Place

6120 South Yale Avenue, Suite 500

Tulsa, Oklahoma 74136

(918) 524-5500

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Kevin L. Foxx

President and Chief Executive Officer

SemGroup Energy Partners G.P., L.L.C.

6120 South Yale Avenue, Suite 500

Tulsa, Oklahoma 74136

(918) 524-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglass M. Rayburn Joshua Davidson Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6500	Michael D. Cooke W. Deke Canada Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C. 320 S. Boston Avenue, Suite 400 Tulsa, Oklahoma 74103 (918) 594-0400	Brett E. Braden David P. Oelman Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Units representing limited partner interests	6,900,000	$27.36	$188,784,000	$7,420

(1)	Includes common units issuable upon exercise of the underwriters’ over-allotment option.
(2)	Calculated in accordance with Rule 457(c) on the basis of the average of the high and low sales price of our common units on January 14, 2008.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 18, 2008

P R O S P E C T U S

6,000,000 Common Units

Representing Limited Partner Interests

SemGroup Energy Partners, L.P.

$     per Common Unit

SemGroup Energy Partners, L.P. is offering 6,000,000 common units representing limited partner interests. Our common units are traded on The NASDAQ Global Market under the symbol “SGLP.” On January 17, 2008, the last reported sale price of our common units on The NASDAQ Global Market was $27.52 per common unit.

Investing in our common units involves risks. Please see “ Risk Factors” beginning on page 16.

These risks assume the completion of the acquisition of certain liquid asphalt cement terminalling and storage assets described herein and include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

•

We depend upon SemGroup, L.P. for substantially all of our revenues, and any reduction in these revenues would have a material adverse effect on our results of operations and our ability to make distributions to our unitholders.

•	We are exposed to the credit risk of SemGroup, L.P. and any material nonperformance by SemGroup, L.P. could reduce our ability to make distributions to our unitholders.

•

We will use the proceeds of this offering, together with borrowings under our amended credit facility, to purchase certain liquid asphalt cement terminalling and storage assets. If such assets do not perform as expected, our future financial performance may be negatively impacted.

•	Our debt levels may limit our ability to make distributions and our flexibility in obtaining additional financing and in pursuing other business opportunities.

•

SemGroup, L.P. controls our general partner, which has sole responsibility for conducting our business and managing our operations. SemGroup, L.P. has conflicts of interest with us and limited fiduciary duties, which may permit it to favor its own interests to your detriment.

•	SemGroup, L.P. may compete with us, which could adversely affect our existing business and limit our ability to acquire additional assets or businesses.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to SemGroup Energy Partners, L.P. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 6,000,000 common units in this offering.

The underwriters expect to deliver the common units through the facilities of The Depository Trust Company on or about                     , 2008.

Citi

                    , 2008

i

ii

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

iii

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements. You should read “Risk Factors” beginning on page 16 for more information about important risks that you should consider carefully before buying our common units.

Unless indicated otherwise, the information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option. As used in this prospectus, unless we indicate otherwise: (1) “SemGroup Energy Partners,” “our,” “we,” “us” and similar terms refer to SemGroup Energy Partners, L.P. together with our subsidiaries and (2) our “Parent” refers to SemGroup, L.P. and its subsidiaries and affiliates (other than us). We include a glossary of some of the terms used in this prospectus as Appendix A.

SemGroup Energy Partners, L.P.

Overview

We are a Delaware limited partnership formed in 2007 by our Parent, a provider of midstream energy services, to own, operate and develop a diversified portfolio of complementary midstream energy assets. We completed the initial public offering of our common units in July 2007. We currently provide crude oil gathering, transportation, terminalling and storage services primarily in our core operating areas in Oklahoma, Kansas and Texas. Pursuant to a crude oil gathering, transportation, terminalling and storage agreement with our Parent, which we refer to as the Throughput Agreement, our Parent pays us a fee based on the number of barrels of crude oil we gather, transport, terminal or store on behalf of our Parent and has committed to use our services at a level that provides us with minimum monthly fees totaling $76.1 million annually. We intend to acquire and construct a significant amount of additional midstream energy assets, including assets acquired from our Parent and jointly with our Parent.

Consistent with this strategy, we will acquire substantially all of our Parent’s domestic owned liquid asphalt cement terminalling and storage assets for a purchase price of $378.8 million concurrently with the closing of this offering. We believe this acquisition will increase the scope and scale of our operations, provide geographic diversity to our business and position us to pursue future growth opportunities. At September 30, 2007, our Parent had total consolidated net book value of property, plant and equipment of $1.3 billion (including the assets of SemGroup Energy Partners, which represent $0.1 billion of this amount). The Acquired Assets (as defined below) that we will purchase concurrently with the closing of this offering represent approximately $140 million of this amount. In connection with our acquisition of the Acquired Assets, we will enter into a terminalling and storage agreement with our Parent, which we refer to as the Terminalling Agreement. Pursuant to the Terminalling Agreement, our Parent will pay us a fee based on the number of barrels of liquid asphalt cement we terminal or store on behalf of our Parent and will commit to utilize our services at a level that will provide us with minimum monthly fees totaling $58.9 million annually. Our Parent will be obligated to pay us fees in respect of this minimum commitment, regardless of whether such services are actually utilized by our Parent.

Current Operations

Our current network of crude oil assets provides our customers the flexibility to access multiple points for the receipt and delivery of crude oil. We do not take title to, or marketing responsibility for, the crude oil that we gather, transport, terminal and store. As a result, our operations have minimal direct exposure to changes in crude oil prices, but the volumes of crude oil we gather, transport, terminal or store are indirectly affected by commodity prices. In our crude oil business, we generate revenues by charging a fee for services provided at each transportation stage as crude oil is shipped from its origin at the wellhead to destination points such as the Cushing Interchange, to refineries in Oklahoma, Kansas and Texas or to pipelines, as described below.

•

Crude oil terminalling and storage assets and services.    We provide crude oil terminalling and storage services at our terminalling and storage facilities located in Oklahoma, Kansas and Texas. We currently own and operate an aggregate of approximately 6.7 million barrels of storage capacity. Of this storage capacity, approximately 4.8 million barrels are located at our terminal in Cushing, Oklahoma. Our Cushing terminal is strategically located within the Cushing Interchange, one of the largest crude oil marketing hubs in the United States and the designated point of delivery specified in all New York Mercantile Exchange, or NYMEX, crude oil futures contracts. Our terminals have a combined capacity to receive or deliver approximately 10.0 million barrels of crude oil per month. We also own approximately 26 acres of additional land within the Cushing Interchange where we can develop additional storage capacity.

•

Crude oil gathering and transportation assets and services.    We own and operate two pipeline systems, the Mid-Continent system and the Longview system, collectively consisting of approximately 1,150 miles of pipelines that gather crude oil for our Parent and other third-party customers and transport it to refiners, to common carrier pipelines for ultimate delivery to refiners or to terminalling and storage facilities owned by us and others. Our pipeline gathering and transportation system located in Oklahoma and the Texas Panhandle, which we refer to as the Mid-Continent system, has a combined length of approximately 820 miles. Our second pipeline gathering and transportation system located in East Texas, which we refer to as the Longview system, consists of approximately 330 miles of tariff-regulated crude oil gathering pipeline. In addition to our pipelines, we use our approximately 200 owned or leased tanker trucks to gather crude oil in Kansas, Oklahoma, Texas, New Mexico and Colorado for our Parent and other third-party customers at remote wellhead locations generally not connected to pipeline and gathering systems and transport the crude oil to aggregation points and storage facilities located along pipeline gathering and transportation systems. In connection with our gathering services, we also provide a number of producer field services, ranging from gathering condensates from natural gas producers to hauling production waste water to disposal wells.

We presently derive a substantial majority of our revenues from services provided to the crude oil purchasing, marketing and distribution operations of our Parent pursuant to the Throughput Agreement. Our Parent is obligated to pay us minimum monthly fees totaling $76.1 million annually in respect of the minimum commitments under the Throughput Agreement, regardless of whether such services are actually utilized by our Parent. Our Parent’s crude oil purchasing, marketing and distribution operations are substantially dependent on our services and assets.

Description of the Acquired Assets

On January 14, 2008, we entered into a purchase and sale agreement with our Parent pursuant to which we will acquire substantially all of our Parent’s domestic owned liquid asphalt cement terminalling and storage assets from SemMaterials, L.P., a wholly owned subsidiary of our Parent, for a purchase price of $378.8 million. This acquisition will close concurrently with the closing of this offering and we expect the acquisition to be accretive to our unitholders. The assets to be acquired, which we refer to as the Acquired Assets, include 46 terminals in 23 states with an aggregate shell capacity of approximately 6.6 million barrels. The Acquired Assets include land, receiving infrastructure, machinery, pumps and piping and large liquid asphalt cement storage tanks. We will acquire the terminalling and storage assets associated with the terminals, other than equipment used exclusively for processing and marketing operations, which our Parent will retain. Our Parent will also retain certain domestic leased terminals that are used for storage as well as processing and marketing of finished asphalt products, as well as its asphalt operations in Mexico. In addition, our Parent will retain access to facilities used for both terminalling and storage of liquid asphalt cement and processing of finished asphalt products pursuant to a terminal access and use agreement, which we refer to as the Access and Use Agreement.

At the closing of our acquisition of the Acquired Assets, we will also enter into the Terminalling Agreement with our Parent. The Terminalling Agreement has an initial term of seven years with additional automatic one-year renewals unless either party terminates the agreement upon prior notice. Pursuant to the Terminalling Agreement, our Parent will pay us a fee based on the number of barrels of liquid asphalt cement we terminal or store on behalf of our Parent and will commit to utilize our terminalling and storage services at a level that will provide us with minimum monthly fees totaling $58.9 million annually. Our Parent will be obligated to pay us fees in respect of this minimum commitment, regardless of whether such services are actually utilized by our Parent. Our Parent’s finished asphalt product processing and marketing operations are, and will continue to be, substantially dependent on the Acquired Assets and the services we will provide under the Terminalling Agreement. We will not take title to, or marketing responsibility for, the liquid asphalt cement that we will terminal and store.

At the closing of this offering, the following transactions will occur:

•	we will issue 6,000,000 common units to the public, representing a 17.8% limited partner interest in us;

•	we will receive a $3.4 million capital contribution by our general partner to maintain its 2.0% general partner interest in us;

•	we will borrow approximately $219.9 million under our credit facility, which will be amended at the closing of this offering to increase our total borrowing capacity to $ million; and

•

we will use the net proceeds from this offering, together with our general partner’s capital contribution and borrowings under our amended credit facility, to pay expenses associated with this offering and the amendment of our credit facility and to pay consideration of approximately $378.8 million to our Parent to purchase the Acquired Assets.

The board of directors of SemGroup Energy Partners G.P., L.L.C., our general partner, approved the acquisition of the Acquired Assets as well as the terms of the related agreements based on a recommendation from its conflicts committee, which consists entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating the transaction and considered a number of factors in approving the acquisition, including an opinion from the committee’s independent financial advisor that the consideration to be paid for the Acquired Assets is fair, from a financial point of view, to us.

Competitive Strengths

We believe we are well positioned to successfully achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•	following this offering, substantially all of our operations will generate fee-based revenues, including contracted minimum revenues under the Throughput Agreement and the Terminalling Agreement;

•

our terminalling and storage facilities are strategically located. Our primary crude oil facility is located at the Cushing Interchange, one of the largest crude oil marketing hubs in the United States and the designated point of delivery specified in all NYMEX crude oil futures contracts;

•

our gathering and transportation systems give us the ability to transport crude oil to multiple end points, particularly the Cushing Interchange, which creates increased demand for our services by allowing our customers the flexibility to effectively manage their marketing of crude oil and increase their profitability;

•	our relationship with our Parent enhances our ability to make strategic acquisitions and to access other business opportunities;

•	our properties and facilities have been well maintained resulting in reliable and efficient operations;

•

we will have the financial flexibility through the available capacity under our amended credit facility and our ability to access the capital markets to pursue expansion and acquisition opportunities. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow; and

•	our Parent has a knowledgeable management team with significant experience in the energy industry and in executing acquisition and expansion strategies.

Business Strategies

Our primary business objectives are to maintain stable cash flows and to increase distributable cash flow per unit over time by becoming a leading provider of midstream services to the energy industry. We intend to accomplish these objectives by executing the following strategies:

•	leveraging our relationship with our Parent to pursue acquisition and organic growth opportunities by:

–	jointly pursuing acquisition opportunities in a manner that minimizes our direct commodity price exposure; and

–	acquiring additional assets or businesses directly from our Parent;

•	pursuing both strategic and accretive acquisitions within the midstream energy industry, by:

–	evaluating opportunities in our existing areas of operation as well as other midstream energy acquisition opportunities; and

–	seeking acquisitions that will enable us to grow our distributable cash flow per unit and enhance our service capabilities;

•	pursuing organic expansion opportunities through:

–	constructing additional assets in strategic locations that will allow us to leverage our existing market position; and

–	expanding storage capacity;

•	increasing the profitability of our existing assets by:

–	improving our operating efficiency and by monitoring and controlling our cost structure; and

–	increasing the utilization of our existing asset infrastructure.

Our Relationship with our Parent

One of our principal strengths is our relationship with our Parent, a provider of midstream energy services in the United States. Our Parent provides gathering, transportation, terminalling, storage, distribution, marketing and other midstream services primarily to independent natural gas and crude oil producers, as well as refiners located along the North American energy corridor from the Gulf Coast to Central Canada and the West Coast of the United Kingdom. Our Parent has a significant asset base consisting primarily of pipelines, gathering systems, processing plants, storage facilities, terminals and other distribution facilities located between North American production and supply areas, including the Gulf Coast and Mid-Continent regions of the United States and the province of Alberta, Canada and high demand regions such as the Midwest. Upon completion of the acquisition of the Acquired Assets, substantially all of our revenues will be generated by providing services to our Parent’s operations under the Throughput Agreement and the Terminalling Agreement.

Since our Parent’s inception in April 2000 through September 30, 2007, our Parent has completed 58 acquisitions at an aggregate purchase price of approximately $1.0 billion, excluding amounts paid for working capital. Our Parent has indicated that it intends to use us as a growth vehicle to pursue the acquisition and expansion of midstream energy businesses and assets. Consistent with our acquisition of the Acquired Assets, we expect to have the opportunity to make additional acquisitions directly from our Parent in the future. We cannot say with any certainty which, if any, of these future acquisition opportunities may be made available to us or if we will choose to pursue any such opportunity. In addition, through our relationship with our Parent, we have access to a significant pool of management talent and strong commercial relationships throughout the energy industry. While our relationship with our Parent may benefit us, it is also a source of potential conflicts. For example, our Parent is not restricted from competing with us, except that upon our acquisition of the Acquired Assets, our Parent will be subject to certain limitations on the terminalling and storage of liquid asphalt cement within 50 miles of our liquid asphalt cement facilities. Our Parent owns substantial midstream assets and may acquire, construct or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets, except that upon completion of the acquisition of the Acquired Assets, we will have a right of first refusal on certain of our Parent’s finished asphalt product processing assets if our Parent proposes to transfer such assets to a third party. Please see “Conflicts of Interest and Fiduciary Duties.”

After the completion of this offering, our Parent will retain a significant indirect interest in our partnership through its ownership of a 37.4% limited partner interest represented by subordinated units, a 2% general partner interest and incentive distribution rights. In connection with our initial public offering, we entered into the Throughput Agreement and an omnibus agreement with our Parent, which we refer to as the Omnibus Agreement, both of which govern our relationship with our Parent. In connection with our acquisition of the Acquired Assets, we will enter into the Terminalling Agreement and will amend and restate the Omnibus Agreement, which we refer to as the Amended Omnibus Agreement. Please see “Business—Throughput Agreement”, “The Acquired Assets—Terminalling Agreement” and “Certain Relationships and Related Party Transactions—Amended Omnibus Agreement.” Our Parent employed approximately 2,200 people as of September 30, 2007, approximately 600 of whom will be dedicated to supporting our operations following our acquisition of the Acquired Assets. We do not have any employees. Please see “Business—Employees.”

Summary of Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our partnership structure and the tax characteristics of our common units. The following list of risk factors is presented as if we have completed the acquisition of the Acquired Assets and is not exhaustive. Please read carefully these and other risks described under the caption “Risk Factors.”

Risks Related to Our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

•

We depend upon our Parent for substantially all of our revenues and any reduction in these revenues would have a material adverse effect on our results of operations and our ability to make distributions to our unitholders.

•	We are exposed to the credit risk of our Parent and any material nonperformance by our Parent could reduce our ability to make distributions to our unitholders.

•

Our Parent’s obligations under the Throughput Agreement and the Terminalling Agreement may be reduced or suspended in some circumstances, which would reduce our ability to make distributions to our unitholders.

•

We will use the proceeds of this offering, together with borrowings under our amended credit facility, to purchase the Acquired Assets. If such assets do not perform as expected, our future financial performance may be negatively impacted.

•	Our debt levels may limit our ability to make distributions and our flexibility in obtaining additional financing and in pursuing other business opportunities.

•	A principal focus of our business strategy is to grow and expand our business through acquisitions. If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

•

Expanding our business by constructing new assets subjects us to risks that projects may not be completed on schedule, and that the costs associated with projects may exceed our expectations, which could cause our cash available for distribution to our unitholders to be less than anticipated.

Risks Inherent in an Investment in Us

•

Our Parent controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our Parent has conflicts of interest with us and limited fiduciary duties, which may permit it to favor its own interests to your detriment.

•

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Our Parent may compete with us, which could adversely affect our existing business and limit our ability to acquire additional assets or businesses.

•

Cost reimbursements due to our general partner and its affiliates for services provided, which are determined by our general partner in good faith (which means it must believe the determination is in the best interest of our partnership) in accordance with our partnership agreement and the Amended Omnibus Agreement, may be substantial and will reduce our cash available for distribution to you.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Removal of our general partner without its consent will dilute and adversely affect our common unitholders.

•	We may issue additional units without your approval, which would dilute your ownership interests.

•	Common units held by persons who are not Eligible Holders will be subject to the possibility of redemption.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

•

If the IRS contests any of the federal income tax positions we take, the market for our common units may be adversely affected, and the costs of any contest will reduce our cash available for distribution to you.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	Tax gain or loss on disposition of our common units could be more or less than expected.

•	Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

•

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

•	The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

•	You likely will be subject to state and local taxes and return filing or withholding requirements in states where you do not live as a result of investing in our common units.

Partnership Structure and Management

Management of SemGroup Energy Partners, L.P.

SemGroup Energy Partners G.P., L.L.C., our general partner, manages our operations and activities, and its board of directors and officers make decisions on our behalf. All of the executive officers and some of the directors of our general partner also serve as executive officers or directors of our Parent. Our general partner does not receive any management fee or other compensation in connection with the management of our business, but it is entitled to reimbursement of all direct and indirect expenses incurred on our behalf. Pursuant to the Omnibus Agreement, we pay our general partner a fixed fee for specified general and administrative services it provides to us. Our general partner is also entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Our Parent indirectly holds all of the membership interests in our general partner and consequently is indirectly entitled to all of the distributions that we make to our general partner, subject to the terms of the limited liability company agreement of our general partner and relevant legal restrictions. Please see “Cash Distribution Policy,” “Management—Executive Compensation” and “Certain Relationships and Related Party Transactions.”

Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or its directors. Our Parent appoints all of the members to the board of directors of our general partner. The board of directors of our general partner currently has two directors who are independent as defined under the independence standards established by The NASDAQ Global Market, and a third such independent director will be appointed prior to the one year anniversary of our initial public offering. For more information about these individuals, please see “Management—Directors and Executive Officers.”

The diagram on the following page depicts our organization and ownership after giving effect to this offering.

Simplified Organizational Structure and Ownership of SemGroup Energy Partners, L.P.

Common Units	60.6%
Subordinated Units	37.4%
General Partner Units	2.0%

Total	100.0%

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is owned by our Parent, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to our Parent. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates on the other hand.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to holders of our common units and subordinated units. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to our unitholders. Our partnership agreement also provides that our Parent is not restricted from competing with us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please see “Conflicts of Interest and Fiduciary Duties.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa, Oklahoma 74136 and our telephone number is (918) 524-5500. Our website is located at www.sglp.com. We make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common units offered to the public	6,000,000 common units.

6,900,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering

20,375,000 common units and 12,570,504 subordinated units, representing a 60.6% and 37.4% limited partner interest in us, respectively (21,275,000 common units and 12,570,504 subordinated units, representing a 61.6% and 36.4% limited partner interest in us, respectively, if the underwriters exercise their over-allotment option in full).

Use of proceeds

The net proceeds from this offering of common units will be approximately $158.3 million after deducting underwriter discounts but before estimated offering expenses (based on the closing price for our common units on January 17, 2008 of $27.52 per unit as reported on the NASDAQ Global Market). We will use the net proceeds of this offering, together with the $3.4 million capital contribution by our general partner we will receive to maintain its 2.0% general partner interest in us and borrowings of approximately $219.9 million under our amended credit facility to pay approximately:

•	$378.8 million aggregate consideration to our Parent to acquire the Acquired Assets; and

•	$2.8 million of estimated expenses associated with our acquisition of the Acquired Assets and the relating financing transactions, including this offering.

If the underwriters’ over-allotment option is exercised in full, we will receive net proceeds of approximately $182.1 million, after deducting underwriting discounts. We will use any net proceeds from the exercise of the underwriters’ over-allotment option to repay outstanding borrowings under our amended credit facility. Please read “Use of Proceeds.”

Cash distributions

We paid a prorated quarterly cash distribution of $0.24 per unit for the third quarter of 2007, or $1.25 per unit on an annualized basis, on November 14, 2007 to unitholders of record as of November 1, 2007. This distribution was for the period from July 23, 2007, the date of the closing of our initial public offering, through the end of the third quarter.

Within 45 days after the end of each quarter, we distribute our available cash to unitholders of record on the applicable record date.

In general, we will pay cash distributions we make each quarter in the following manner:

•	first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.3125 plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.3125;

•	third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.3594;

•	fourth, 85% to all unitholders, pro rata, and 15% to our general partner, until each unit has received a distribution of $0.3906;

•	fifth, 75% to all unitholders, pro rata, and 25% to our general partner, until each unit has received a distribution of $0.4688; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

We refer to the distributions to our general partner in excess of 2% as “incentive distributions.” Please see “Cash Distribution Policy.”

Subordinated units

Our Parent owns all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.3125 per unit only after the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

End of subordination period and early conversion of subordinated units

The subordination period generally will end if we have earned and paid at least $1.25 on each outstanding unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2010, but may end on or after June 30, 2008 if we have earned and paid at least $1.88 (150% of the annualized minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any four-quarter period.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. Please see “Cash Distribution Policy—Subordination Period.”

General partner’s right to reset the target distribution levels

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as in our current target distribution levels.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible at any time into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of our general partner to receive Class B units in connection with this reset, please read “Cash Distribution Policy—General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We can issue an unlimited number of units without the consent of our unitholders. Please see “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Securities.”

Limited voting rights

Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates, including executive officers and directors of our general partner, will own an aggregate of 40.8% of our common and subordinated units. Please see “The Partnership Agreement—Voting Rights.”

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2010 you will be allocated, on a cumulative basis, an

amount of federal taxable income for that period that will be     % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.25 per unit, we estimate that your average allocable federal taxable income per year will be no more than $         per unit. Please see “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please see “Material Tax Consequences.”

Exchange listing	Our common units are traded on The NASDAQ Global Market under the symbol “SGLP.”

Summary Historical Financial and Operating Data

The following table shows summary historical financial and operating data of SemGroup Energy Partners, L.P. Predecessor, our predecessor, and financial and operating data of SemGroup Energy Partners, L.P. for the periods and as of the dates presented. We refer to the crude oil gathering, transportation, terminalling and storage assets that were contributed to us by our Parent in connection with our initial public offering as the Crude Oil Business. The Crude Oil Business had historically been a part of the integrated operations of our Parent, and neither our Parent nor our predecessor recorded revenue associated with the gathering, transportation, terminalling and storage services provided on an intercompany basis. Our Parent and our predecessor recognized only the costs associated with providing such services. Accordingly, revenues reflected in our predecessor’s historical financial statements represent services provided to third parties and do not include any revenues for services provided to our Parent. For this reason and due to the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Items Impacting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our predecessor’s historical results. The summary historical financial data as of and for the years ended December 31, 2004, 2005 and 2006 are derived from the audited financial statements of our predecessor. The summary historical financial data for the nine months ended September 30, 2006 are derived from the unaudited financial statements of our predecessor. The summary historical financial data as of and for the nine months ended September 30, 2007 are derived from the unaudited financial statements of SemGroup Energy Partners, L.P., which includes the results of our predecessor for the period prior to the closing of our initial public offering.

We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Statement of Operations Data:
Service revenues:
Third-party revenue	$15,857	$20,361	$28,839	$19,861	$23,847
Related party revenue	—	—	—	570	20,531

Total revenue	15,857	20,361	28,839	20,431	44,378
Expenses:
Operating	30,996	38,467	51,608	38,239	50,110
General and administrative	7,570	6,280	11,097	8,158	11,015

Total expenses	38,566	44,747	62,705	46,397	61,125

Operating income (loss)	(22,709)	(24,386)	(33,866)	(25,966)	(16,747)
Other (income) expenses:
Interest expense(1)	1,973	2,597	1,989	1,581	3,369
Income before income taxes	(24,682)	(26,983)	(35,855)	(27,547)	(20,116)
Provision for income taxes	—	—	—	—	62

Net income (loss)	$(24,682)	$(26,983)	$(35,855)	$(27,547)	$(20,178)

General partner interest in net income(2)					$119

Limited partner interest in net income(2)					$5,821

Basic and diluted net income per limited partner unit:(2)
Common units					$0.24
Subordinated units					$0.19

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Operating Data:
Cushing terminal:
Average crude oil barrels stored per month	721,590	1,371,281	2,695,766	2,545,594	2,372,319
Average crude oil delivered (Bpd)	31,074	30,143	44,889	42,700	64,419
Total storage capacity (barrels at end of period)	793,200	3,493,200	4,370,000	3,493,200	4,765,000
Other:
Total storage capacity (barrels at end of period)	2,329,490	2,048,890	1,952,150	1,952,150	1,952,150
Average throughput (Bpd):
Mid-Continent system	20,228	22,255	28,762	23,089	31,874
Longview system	31,547	30,993	36,493	37,994	27,731

Balance Sheet Data (at period end):
Property, plant and equipment, net	$49,601	$64,688	$92,245		$103,384
Total assets	57,739	72,912	104,847		117,316
Long-term debt and capital lease obligations	35,337	38,849	36,757		93,916
Total division equity/partners’ capital	20,198	28,799	62,146		16,005

(1)	Interest expense before July 20, 2007 reflects interest on capitalized lease obligations and debt payable to our Parent. Interest expense after July 20, 2007 includes interest expense incurred under our credit facility.
(2)	Net income and net income per unit is presented for the period from July 20, 2007 through September 30, 2007.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

The following risks are presented as if we have completed the acquisition of the Acquired Assets.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

In order to make our cash distributions at our initial distribution rate of $0.3125 per common unit and subordinated unit per complete quarter, or $1.25 per unit per year, we will require available cash of approximately $10.5 million per quarter, or $42.0 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering ($10.8 million or $43.2 million, respectively, if the underwriters exercise their over-allotment option in full). We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at the initial distribution rate under our cash distribution policy. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things, the risks described in this section.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our credit facility or other debt agreements; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please see “Cash Distribution Policy.”

We depend upon our Parent for substantially all of our revenues and any reduction in these revenues would have a material adverse effect on our results of operations and our ability to make distributions to our unitholders.

Because we utilize substantially all of the operating capacity of our crude oil and liquid asphalt cement assets to provide services to our Parent pursuant to the Throughput Agreement and the Terminalling Agreement,

we do not expect to materially increase our revenues from third-party customers in the near term unless we undertake significant acquisition or construction projects. Therefore, we expect our dependence on our Parent for substantially all of our revenues to continue. If our Parent is unable to make to us the payments required by it under the Throughput Agreement or the Terminalling Agreement for any reason, our revenues would decline and our ability to make distributions to our unitholders would be reduced. Therefore, we are indirectly subject to the business risks of our Parent, many of which are similar to the business risks we face. In particular, these business risks include the following:

•	the inability of our Parent to generate adequate gross margins from the purchase, transportation, storage and marketing of petroleum products;

•	material reductions in the supply of crude oil, liquid asphalt cement and petroleum products;

•	a material decrease in the demand for crude oil, finished asphalt and petroleum products in the markets served by our Parent;

•	the inability of our Parent to manage its commodity price risk resulting from its ownership of crude oil, liquid asphalt cement and petroleum products;

•	contract non-performance by our Parent’s customers; and

•	various operational risks to which our Parent’s business is subject.

We are exposed to the credit risk of our Parent and any material nonperformance by our Parent could reduce our ability to make distributions to our unitholders.

We are party to the Terminalling Agreement with our Parent pursuant to which we provide certain liquid asphalt cement terminalling and storage services to our Parent. We are also party to the Throughput Agreement with our Parent pursuant to which we provide certain crude oil gathering, transportation, terminalling and storage services to our Parent. In addition, we have entered into the Amended Omnibus Agreement and other agreements with our Parent that addresses, among other things, the provision of general and administrative and operating services to us and indemnification matters. As of January 14, 2008, Moody’s assigned our Parent a corporate family rating of Ba3 and Fitch Ratings assigned our Parent’s senior unsecured indebtedness rating of B+, both of which are speculative ratings. These speculative ratings signify a higher risk that our Parent will default on its obligations, including its obligations to us, than does an investment grade credit rating. Any material nonperformance under the Amended Omnibus Agreement, the Throughput Agreement or the Terminalling Agreement by our Parent could materially and adversely impact our ability to operate and make distributions to our unitholders.

Though we will have no indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies such as Moody’s and Fitch Ratings may consider our Parent’s debt ratings when assigning ours, because of our Parent’s ownership interest in and control of us, the strong operational links between our Parent and us, and our reliance on our Parent for substantially all of our revenues. If one or more credit rating agencies were to downgrade the outstanding indebtedness of our Parent, we could experience an increase in our borrowing costs or difficulty accessing capital markets. Such a development could adversely affect our ability to grow our business and to make distributions to unitholders.

Our Parent’s obligations under the Throughput Agreement and the Terminalling Agreement may be reduced or suspended in some circumstances, which would reduce our ability to make distributions to our unitholders.

Some of the circumstances under which our Parent’s obligations under the Throughput Agreement and the Terminalling Agreement may be permanently reduced are within the exclusive control of our Parent. Any such permanent reduction would reduce our ability to make distributions to our unitholders. For example, under the Throughput Agreement, if we and our Parent cannot agree on an upfront payment or ratable fee surcharge to cover substantial and unanticipated capital expenditures at any of our facilities in order to comply with new laws or regulations, and if we are not able to direct the affected crude oil to mutually acceptable storage or gathering and transportation assets that we own, either party will have the right to remove the affected facility from the Throughput Agreement, and our Parent’s minimum monthly payment obligation will be correspondingly reduced. Our Parent’s minimum monthly payment obligation may also be temporarily suspended under the Throughput Agreement or the Terminalling Agreement to the extent that the occurrence of a force majeure event that is outside the control of the parties prevents us from making our services available to our Parent and the affected services under the Throughput Agreement or the Terminalling Agreement, as applicable, may be terminated if the force majeure event prevents performance for more than twelve months. Please see “Business—Throughput Agreement” and “The Acquired Assets—Terminalling Agreement”

The amount of cash we have available for distribution to holders of our common units and subordinated units depends primarily on our cash flow and not solely on earnings reflected in our financial statements. Consequently, even if we are profitable, we may not be able to make cash distributions to holders of our common units and subordinated units.

You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow and not solely on earnings reflected in our financial statements, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

A significant decrease in demand for crude oil and/or finished asphalt products in the areas served by our storage facilities and pipelines would reduce our ability to make distributions to our unitholders.

A sustained decrease in demand for crude oil and/or finished asphalt products in the areas served by our storage facilities and pipelines could significantly reduce our revenues and, therefore, reduce our ability to make or increase distributions to our unitholders. Factors that could lead to a decrease in market demand for crude oil and finished asphalt products include:

•

lower demand by consumers for refined products, including finished asphalt products, as a result of recession or other adverse economic conditions or due to high prices caused by an increase in the market price of crude oil or higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasolines or other refined products;

•

a shift by consumers to more fuel-efficient or alternative fuel vehicles or an increase in fuel economy of vehicles, whether as a result of technological advances by manufacturers, governmental or regulatory actions or otherwise; and

•

fluctuations in demand for crude oil, such as those caused by refinery downtime or shutdowns, could also significantly reduce our revenues and, therefore, reduce our ability to make distributions to our unitholders.

Certain of our field and pipeline operating costs and expenses are fixed and do not vary with the volumes we gather and transport. These costs and expenses may not decrease ratably or at all should we experience a reduction in our volumes gathered or transmitted by our gathering and transportation operations. As a result, we may experience declines in our margin and profitability if our volumes decrease.

A material decrease in the production of crude oil from the oil fields served by our pipelines could materially reduce our ability to make distributions to our unitholders.

The throughput on our crude oil pipelines depends on the availability of attractively priced crude oil produced from the oil fields served by such pipelines, or through connections with pipelines owned by third parties. Crude oil production may decline for a number of reasons, including natural declines due to depleting wells, a material decrease in the price of crude oil, or the inability of producers to obtain necessary drilling or other permits from applicable governmental authorities. If we are unable to replace volumes lost due to a temporary or permanent material decrease in production from the oil fields served by our crude oil pipelines, our throughput could decline, reducing our revenue and cash flow and adversely affecting our ability to make distributions to our unitholders. In addition, it is difficult to attract producers to a new gathering system if the producer is already connected to an existing system. As a result, our Parent or third-party shippers on our pipeline systems may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

A material decrease in the production of liquid asphalt cement could materially reduce our ability to make distributions to our unitholders.

The throughput at the Acquired Assets depends on the availability of attractively priced liquid asphalt cement produced from the various liquid asphalt cement producing refineries. Liquid asphalt cement production may decline for a number of reasons, including refiners processing more light, sweet crude oil or refiners installing coker units that further refine heavy residual fuel oil bottoms such as liquid asphalt cement. If we are unable to replace volumes lost due to a temporary or permanent material decrease in production from the suppliers of liquid asphalt cement, our throughput could decline, reducing our revenue and cash flow and adversely affecting our ability to make distributions to our unitholders.

We face intense competition in our gathering, transportation, terminalling and storage activities. Competition from other providers of crude oil gathering, transportation, terminalling and storage services that are able to supply our Parent and our other customers with those services at a lower price could reduce our ability to make distributions to our unitholders.

We are subject to competition from other crude oil gathering, transportation, terminalling and storage operations that may be able to supply our Parent and our other customers with the same or comparable services on a more competitive basis. We compete with national, regional and local gathering, storage, terminalling and pipeline companies, including the major integrated oil companies, of widely varying sizes, financial resources and experience. Some of these competitors are substantially larger than us, have greater financial resources, and control substantially greater storage capacity than we do. With respect to our gathering and transportation services, these competitors include TEPPCO Partners, L.P., Plains All American Pipeline, L.P., ConocoPhillips, Sunoco Logistics Partners L.P. and National Cooperative Refinery Association, among others. With respect to our storage and terminalling services, these competitors include BP plc, Enbridge Energy Partners, L.P. and Plains All American Pipeline, L.P. Some of these competitors have greater capital resources and control greater supplies of crude oil than our Parent. Several of our competitors conduct portions of their operations through publicly traded partnerships with structures similar to ours, including Plains All American Pipeline, L.P., TEPPCO Partners, L.P., Sunoco Logistics Partners L.P. and Enbridge Energy Partners, L.P.

Our ability to compete could be harmed by numerous factors, including:

•	price competition;

•	the perception that another company can provide better service; and

•	the availability of alternative supply points, or supply points located closer to the operations of our Parent’s customers.

In addition, our Parent will continue to own midstream assets upon completion of this offering and may engage in competition with us, subject to certain restrictions on our Parent’s ability to acquire and construct liquid asphalt cement terminalling and storage assets. If we are unable to compete with services offered by other midstream enterprises, including our Parent, our ability to make distributions to our unitholders may be adversely affected.

Some of our pipeline systems are dependent upon their interconnections with other crude oil pipelines to reach end markets.

Some of our pipeline systems are dependent upon their interconnections with other crude oil pipelines to reach end markets. Reduced throughput on these interconnecting pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on our pipeline systems that would adversely affect our revenue and cash flow and our ability to make distributions to our unitholders.

We will use the proceeds of this offering, together with borrowings under our amended credit facility, to purchase the Acquired Assets. If the Acquired Assets do not perform as expected, our future financial performance may be negatively impacted.

Our acquisition of the Acquired Assets will significantly increase the size of our company and diversify the geographic areas and lines of business in which we operate. We cannot assure you that we will achieve the desired profitability from the Acquired Assets. In addition, our failure to successfully integrate the Acquired Assets into our business could adversely affect our financial condition and results of operations.

We will face certain challenges as we work to integrate the Acquired Assets into our business. In particular, the acquisition of the Acquired Assets will, by adding 46 terminals in 23 states, expand our operations and the types of business in which we engage, significantly expanding our geographic scope and increasing the number of employees involved in our operations, thereby presenting us with significant challenges as we work to manage the increase in scale resulting from the acquisition. Delays in this process could have a material adverse effect on our revenues, expenses, operating results and financial condition. In addition, events outside of our control, including changes in state and federal regulation and laws as well as economic trends, also could adversely affect our ability to realize the anticipated benefits from the acquisition of the Acquired Assets.

Further, the liquid asphalt cement operations may not perform in accordance with our expectations, we may lose key employees and our expectations with regards to integration and synergies may not be fully realized. Our failure to successfully integrate and operate the Acquired Assets, and to realize the anticipated benefits of the acquisition could adversely affect our operating and financial results.

Our debt levels may limit our ability to make distributions and our flexibility in obtaining additional financing and in pursuing other business opportunities.

Upon completion of this offering, we expect to have approximately $310 million of debt outstanding under our amended credit facility. Our level of debt could have important consequences for us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Our ability to service debt under our amended credit facility also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate, or LIBOR, or the prime rate. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms, or at all.

Restrictions in our amended credit facility may prevent us from engaging in some beneficial transactions or paying distributions to our unitholders.

Our amended credit facility contains covenants limiting our ability to make distributions to unitholders. In addition, our amended credit facility contains various covenants that limit, among other things, our ability to incur indebtedness, grant liens or enter into a merger, consolidation or sale of assets. Furthermore, our amended credit facility contains covenants requiring us to maintain certain financial ratios and tests. Any subsequent refinancing of our current debt may have similar or greater restrictions. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If we borrow funds to make our quarterly distributions, our ability to pursue acquisitions and other business opportunities may be limited and our operations may be materially adversely effected.

Available cash for the purpose of making distributions to unitholders includes working capital borrowings. If we borrow funds to pay one or more quarterly distributions, such amounts will incur interest and must be repaid in accordance with the terms of our credit facility. In addition, any amounts borrowed for distributions to our unitholders will reduce the funds available to us for other purposes under our amended credit facility, including amounts available for use in connection with acquisitions and other business opportunities. If we are unable to pursue our growth strategy due to our limited ability to borrow funds, our operations may be materially adversely effected.

A principal focus of our business strategy is to grow and expand our business through acquisitions. If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

A principal focus of our business strategy is to grow and expand our business through acquisitions. Our ability to grow depends, in part, on our ability to make acquisitions that result in an increase in the cash generated per unit from operations. If we are unable to make these accretive acquisitions, either because we are (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.

Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our acquisition strategy is based, in part, on our expectation of ongoing divestitures of energy assets by industry participants. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our operations and cash flows available for distribution to our unitholders.

Our growth strategy includes acquiring midstream entities or assets that are distinct and separate from our existing terminalling, storage, gathering and transportation operations, which could subject us to additional business and operating risks.

We may acquire midstream assets that have operations in new and distinct lines of business from our crude oil or our liquid asphalt cement operations. Integration of a new business is a complex, costly and time-consuming process. Failure to timely and successfully integrate acquired entities’ new lines of business with our existing operations may have a material adverse effect on our business, financial condition or results of operations. The difficulties of integrating a new business with our existing operations include, among other things:

•	operating distinct businesses that require different operating strategies and different managerial expertise;

•	the necessity of coordinating organizations, systems and facilities in different locations;

•	integrating personnel with diverse business backgrounds and organizational cultures; and

•	consolidating corporate and administrative functions.

In addition, the diversion of our attention and any delays or difficulties encountered in connection with the integration of a new business, such as unanticipated liabilities or costs, could harm our existing business, results of operations, financial conditions and prospects. Furthermore, new lines of business will subject us to additional business and operating risks. For example, we may in the future determine to acquire businesses that are subject to significant risks due to fluctuations in commodity prices. These new business and operating risks could have a material adverse effect on our financial condition or results of operations.

Expanding our business by constructing new assets subjects us to risks that projects may not be completed on schedule, and that the costs associated with projects may exceed our expectations, which could cause our cash available for distribution to our unitholders to be less than anticipated.

The construction of additions or modifications to our existing assets, and the construction of new assets, involves numerous regulatory, environmental, political, legal and operational uncertainties and requires the expenditure of significant amounts of capital. If we undertake these types of projects, they may not be completed on schedule or at all or at the budgeted cost. In addition, our revenues may not increase immediately upon the expenditure of funds on a particular project. Moreover, we may construct facilities to capture anticipated future growth in demand in a market in which such growth does not materialize.

We are exposed to the credit risks of our third-party customers in the ordinary course of our gathering activities. Any material nonpayment or nonperformance by our third-party customers could reduce our ability to make distributions to our unitholders.

In addition to our dependence on our Parent, we are subject to risks of loss resulting from nonpayment or nonperformance by our third-party customers. Some of our customers may be highly leveraged and subject to their own operating and regulatory risks. In addition, any material nonpayment or nonperformance by our customers could require us to pursue substitute customers for our affected assets or provide alternative services. Any such efforts may not be successful or may not provide similar fees. These events could reduce our ability to make distributions to our unitholders.

Our revenues from third-party customers are generated under contracts that must be renegotiated periodically and that allow the customer to reduce or suspend performance in some circumstances, which could cause our revenues from those contracts to decline and reduce our ability to make distributions to our unitholders.

Some of our contract-based revenues from customers other than our Parent are generated under contracts with terms which allow the customer to reduce or suspend performance under the contract in specified circumstances, such as the occurrence of a catastrophic event to our or the customer’s operations. The occurrence of an event which results in a material reduction or suspension of our customer’s performance could reduce our ability to make distributions to our unitholders.

Many of our contracts with third-party customers for producer field services have terms of one year or less. As these contracts expire, they must be extended and renegotiated or replaced. We may not be able to extend, renegotiate or replace these contracts when they expire, and the terms of any renegotiated contracts may not be as favorable as the contracts they replace. In particular, our ability to extend or replace contracts could be harmed by numerous competitive factors, such as those described above under “—We face intense competition in our gathering, transportation, terminalling and storage activities. Competition from other providers of crude oil gathering, transportation, terminalling and storage services that are able to supply our Parent and our other customers with those services at a lower price could reduce our ability to make distributions to our unitholders.” Additionally, we may incur substantial costs if modifications to our terminals are required in order to attract substitute customers or provide alternative services. If we cannot successfully renew significant contracts or must renew them on less favorable terms, or if we incur substantial costs in modifying our terminals, our revenues from these arrangements could decline and our ability to make distributions to our unitholders could suffer.

We may incur significant costs and liabilities as a result of pipeline integrity management program testing and any necessary pipeline repair, or preventative or remedial measures, which could have a material adverse effect on our results of operations.

The United States Department of Transportation, or DOT, has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm in “high consequence areas”, including high population areas, areas that are sources of drinking water, ecological resource areas that are unusually sensitive to environmental damage from a pipeline release and commercially navigable waterways, unless the operator effectively demonstrates by risk assessment that the pipeline could not affect the area. The regulations require operators of covered pipelines to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition to these adopted regulations, in September 2006, the DOT proposed amendment of existing pipeline safety standards including its integrity management programs to broaden the scope of coverage to include certain rural onshore hazardous liquid and low-stress pipeline systems found near “unusually sensitive areas,” including non-populated areas requiring extra protection because of the presence of sole source drinking water resources, endangered species, or other ecological resources. Also, in December 2006, the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 was enacted. This act reauthorizes and amends the DOT’s pipeline safety programs and includes a provision eliminating the regulatory exemption for hazardous liquid pipelines operated at low stress. Adoption of new or more stringent pipeline safety regulations affecting our gathering or low-stress pipelines could result in more rigorous and costly integrity management planning requirements being imposed on those lines, which could have a material adverse effect on our results of operations. Please read “Business—Regulation—Pipeline Safety” for more information.

We do not have any officers or employees and rely solely on officers of our general partner and employees of our Parent. Failure of such officers and employees to devote sufficient attention to the management and operation of our business may adversely affect our financial results and our ability to make distributions to our unitholders.

The officers of our general partner are employees of our general partner and are also employed by our Parent. Pursuant to the Amended Omnibus Agreement with our Parent, our Parent operates our assets and performs other administrative services for us such as accounting, legal, regulatory, development, finance, land and engineering. Affiliates of our Parent conduct businesses and activities of their own in which we have no economic interest, including businesses and activities relating to our Parent. As a result, there is material competition for the time and effort of the officers and employees who provide services to our general partner and our Parent. If the officers of our general partner and the employees of our Parent do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Our operations are subject to environmental and worker safety laws and regulations that may expose us to significant costs and liabilities. Failure to comply with these laws and regulations could adversely affect our ability to make distributions to our unitholders.

Our midstream crude oil gathering, transportation, terminalling and storage operations, together with the liquid asphalt cement terminalling and storage assets we are acquiring from our Parent, are subject to stringent federal, state and local laws and regulations relating to the protection of the environment. Various governmental authorities, including the United States Environmental Protection Agency, have the power to enforce compliance with these laws and regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Joint and several strict liability may be incurred without regard to fault or the legality of the original conduct under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, and analogous state laws for the remediation of contaminated areas. Private parties, including the owners of properties located near our terminalling and storage facilities or through which our pipeline systems pass, also may have the right to pursue legal actions to enforce compliance, as well as seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. Moreover, new stricter laws, regulations or enforcement policies could be implemented that significantly increase our compliance costs and the cost of any remediation that may become necessary, some of which may be material.

In performing midstream operations and liquid asphalt cement terminalling services, we incur environmental costs and liabilities in connection with the handling of hydrocarbons and solid wastes. We currently own, operate or lease properties that for many years have been used for midstream activities, including properties in and around the Cushing Interchange, and with respect to the Acquired Assets, for liquid asphalt cement terminalling and storage activities. Activities by us or prior owners, lessees or users of these properties over whom we had no control may have resulted in the spill or release of hydrocarbons or solid wastes on or under them. Additionally, some sites we own or operate are located near current or former storage, terminal and pipeline operations, and there is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies as well as claims for damages and other similar developments could result in significant costs and liabilities, and our ability to make distributions to our unitholders could suffer as a result. Please see “Business—Regulation” for more information.

In addition, the workplaces associated with the storage facilities and pipelines we operate are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. The OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local government authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, recordkeeping requirements and monitoring of occupational exposure to regulated substances, could subject us to fines or significant compliance costs and adversely affect our ability to make distributions to our unitholders.

Our business involves many hazards and operational risks, including adverse weather conditions, which could cause us to incur substantial liabilities.

Our operations are subject to the many hazards inherent in the transportation and storage of crude oil and the storage of liquid asphalt cement, including:

•	explosions, fires, accidents, including road and highway accidents involving our tanker trucks;

•	extreme weather conditions, such as hurricanes which are common in the Gulf Coast and tornadoes and flooding which are common in the Midwest;

•	damage to our pipelines, storage tanks, terminals and related equipment;

•	leaks or releases of crude oil into the environment; and

•	acts of terrorism or vandalism.

If any of these events were to occur, we could suffer substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations. In addition, mechanical malfunctions, faulty measurement or other errors may result in significant costs or lost revenues.

We are not fully insured against all risks incident to our business, and could incur substantial liabilities as a result.

We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of changing market conditions, premiums and deductibles for certain of our insurance policies may increase substantially in the future. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position and ability to make distributions to unitholders.

We share some insurance policies, including our general liability policy, with our Parent. These policies contain caps on the insurer’s maximum liability under the policy, and claims made by either our Parent or us are applied against the caps and deductibles. The possibility exists that, in an event in which we wish to make a claim under a shared insurance policy, our claim could be denied or only partially satisfied due to claims made by our Parent against the policy cap. Further, where events occur that would entitle both our Parent and us to benefits under these insurance policies, the full deductible may be borne by the first claimant under the policy. In addition, claims made by our Parent could affect our premiums and our ability to obtain insurance in the future.

If our general partner fails to develop or maintain an effective system of internal controls, then we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common units.

SemGroup Energy Partners G.P., L.L.C., our general partner, has sole responsibility for conducting our business and for managing our operations. Effective internal controls are necessary for our general partner, on our behalf, to provide reliable financial reports, prevent fraud and operate us successfully as a public company. If our general partner’s efforts to develop and maintain its internal controls are not successful, it is unable to maintain adequate controls over our financial processes and reporting in the future or it is unable to assist us in complying with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, our operating results could be harmed or we may fail to meet our reporting obligations. Ineffective internal controls also could cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common units.

Terrorist attacks, and the threat of terrorist attacks, have resulted in increased costs to our business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact our results of operations.

The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001, and the threat of future terrorist attacks on our industry in general, and on us in particular, is not known at this time. Increased security measures taken by us as a precaution against possible terrorist attacks have resulted in increased costs to our business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of crude oil supplies and markets for our services, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.

Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Risks Inherent in an Investment in Us

Our Parent controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our Parent has conflicts of interest with us and limited fiduciary duties, which may permit it to favor its own interests to your detriment.

Our Parent owns and controls our general partner. Some of our general partner’s directors are directors of our Parent and all of our executive officers are officers of our Parent. Therefore, conflicts of interest may arise between our Parent and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving those conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Although the conflicts committee of our general partner’s board of directors may review such conflicts of interest, our general partner’s board of directors is not required to submit such matters to the conflicts committee. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires our Parent to pursue a business strategy that favors us. Our Parent’s directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of our Parent, which may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us, such as our Parent and its affiliates, in resolving conflicts of interest;

•	our Parent may compete with us, including with respect to future acquisition opportunities;

•

if we do not have sufficient available cash from operating surplus, our general partner could cause us to use cash from non-operating sources, such as asset sales, issuances of securities and borrowings, to pay distributions, which means that we could make distributions that deteriorate our capital base and that our general partner could receive distributions on its subordinated units and incentive distribution rights to which it would not otherwise be entitled if we did not have sufficient available cash from operating surplus to make such distributions;

•	all of the officers of our Parent who provide services to us also devote significant time to the business of our Parent, and are compensated by our Parent for the services rendered to it;

•

our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

pursuant to the terms of the limited liability company agreement of our Parent’s general partner and the limited liability company agreement of our general partner, our general partner must receive the consent of our Parent in order to cause us to sell all or substantially all of our assets, merge or consolidate, dissolve or liquidate, make or consent to a general assignment for the benefit of creditors, file or consent to the filing of any bankruptcy, insolvency or reorganization petition for relief under the United States Bankruptcy Code or otherwise seek such relief from debtors or protection from creditors, or take various actions similar to the foregoing;

•

pursuant to the terms of the limited liability company agreement of our Parent’s general partner, if our Parent is entitled to more than 50% of our distributions, our general partner must receive the consent of our Parent in order to cause us to dispose of assets, business, operations or securities having a value in excess of $100,000, incur indebtedness in excess of $10.0 million, acquire assets or equity interests of a third party with a fair market value generally in excess of $20.0 million or where certain financial thresholds are exceeded, modify our organizational documents or the organizational documents of any of our subsidiaries, or effect any transaction outside the ordinary course of business having a value in excess of $100,000;

•

our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•

our general partner may make a determination to receive a quantity of our Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders; please see “Cash Distribution Policy;”

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us and our Parent determines the allocation of shared overhead expenses;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please see “Cash Distribution Policy—Operating Surplus and Capital Surplus—Characterization of Cash Distributions” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its right to receive a quantity of our Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights, the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above. Please see “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our Parent may compete with us, which could adversely affect our existing business and limit our ability to acquire additional assets or businesses.

Other than our Parent’s agreement not to engage in the business of terminalling and storing liquid asphalt cement within 50 miles of our liquid asphalt cement facilities, neither our partnership agreement nor the Amended Omnibus Agreement prohibits our Parent from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, subject to the restrictions above, our Parent may acquire, construct or dispose of additional midstream or other assets in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. Our Parent is a large, established participant in the midstream energy business, and has significantly greater resources and experience than we have, which factors may make it more difficult for us to compete with these entities with respect to commercial activities as well as for acquisition candidates. As a result, competition from these entities could adversely impact our results of operations and cash available for distribution. As a result, competition from our Parent could adversely impact our results of operations and cash available for distribution. Please see “Conflicts of Interest and Fiduciary Duties.”

Our agreement not to compete with our Parent may limit our ability to grow.

Pursuant to the Amended Omnibus Agreement, we have agreed that for so long as the Terminalling Agreement is in effect, we will not engage in the business of processing, marketing and distributing finished asphalt products within 50 miles of our liquid asphalt cement facilities. This agreement not to compete with our Parent may limit our ability to grow if we decide to engage in the finished asphalt products business.

Cost reimbursements due to our general partner and its affiliates for services provided, which are determined by our general partner, may be substantial and will reduce our cash available for distribution to you.

Pursuant to our partnership agreement and the Amended Omnibus Agreement, our Parent receives reimbursement for the payment of operating expenses related to our operations and for the provision of various general and administrative services for our benefit. Payments for these services may be substantial and reduce the amount of cash available for distribution to unitholders. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated under our partnership agreement to reimburse or indemnify our general partner. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments would reduce the amount of cash otherwise available for distribution to our unitholders. Please see “Certain Relationships and Related Party Transactions—Amended Omnibus Agreement” and “Conflicts of Interest and Fiduciary Duties.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or our general partner’s board of directors, and have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by SemGroup Holdings, L.P., a wholly owned subsidiary of our Parent. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Removal of our general partner without its consent will dilute and adversely affect our common unitholders.

If our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of our Parent, the owner of our general partner, from transferring all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby influence the decisions made by the board of directors and officers.

We may issue additional units without your approval, which would dilute your ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests (including any securities of equal or senior rank to our common units, and options, rights, warrants and appreciation rights relating to any such securities) that we may issue at any time without the approval of our unitholders. In addition, because we are a limited partnership, we will not be subject to the shareholder approval requirements relating to the issuance of securities contained in Nasdaq Marketplace Rule 4350(i). The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our partnership agreement restricts the voting rights of unitholders, other than our general partner and its affiliates, including our Parent, owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, including our Parent, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions.

Affiliates of our general partner may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

Executive officers and directors of our general partner beneficially own an aggregate of 868,050 common units and our Parent indirectly owns 12,570,504 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You also may incur a tax liability upon a sale of your units. At the end of the subordination period, assuming no additional issuances of common units other than this offering and no sales of subordinated units, our general partner and its affiliates will own 40.8% of the common units. For additional information about this call right, please see “The Partnership Agreement—Limited Call Right.”

Common units held by persons who are not Eligible Holders will be subject to the possibility of redemption.

The Longview system is, and any additional interstate pipelines that we acquire or construct may be, subject to the rate regulation of the Federal Energy Regulatory Commission, or FERC. Our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible Holders. The purpose of these certification procedures would be to enable us to utilize a federal income tax expense as a component of the pipeline’s cost of service upon which tariffs may be established under FERC rate-making policies applicable to entities that pass through their taxable income to their owners. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. Please read “Description of the Common Units—Transfer of Common Units.” If these tax certification procedures are implemented, we will have the right to redeem the common units held by persons who are not Eligible Holders at the lesser of the holder’s purchase price and the then-current market price of the units. The redemption price would be paid in cash or by delivery of a promissory note, as determined by our general partner.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please see “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change, so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, beginning in 2008 we will be required to pay annually a Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas with respect to the prior year. We currently estimate that our tax liability related to our 2007 gross income apportioned to Texas will be approximately $150,000. Imposition of such a tax on us by Texas and, if applicable, by any other state will reduce the cash available for distribution to you. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although the currently proposed legislation would not appear to affect our tax treatment as a partnership, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

If the IRS contests any of the federal income tax positions we take, the market for our common units may be adversely affected, and the costs of any contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and/or amortization positions that may not conform with all aspects of existing Treasury regulations and, as a result, our counsel, Baker Botts L.L.P., is unable to opine as to the validity of these positions. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please see “Material Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” and “Material Tax Consequences—Uniformity of Units” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there are one or more transfers of interests in our partnership that together represent a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For these purposes, multiple transfers of the same interest within a twelve-month period will be counted only once. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You likely will be subject to state and local taxes and return filing or withholding requirements as a result of investing in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We initially will own property and conduct business in Texas, Oklahoma, Kansas, Colorado and New Mexico. Of those states, Texas does not currently impose a state income tax on individuals. We may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Under the tax laws of some states where we will conduct business, we may be required to withhold a percentage from amounts to be distributed to a unitholder who is not a resident of that state. In particular, in the case of Oklahoma, we are required to either report detailed tax information about our non-Oklahoma resident unitholders with an income in Oklahoma in excess of $500 to the taxing authority, or withhold an amount equal to 5% of the portion of our distributions to unitholders which is deemed to be the Oklahoma share of our income. Similarly, we are required to withhold Kansas income tax at a rate of 6.45% on each non-Kansas resident unitholder’s share of our taxable income that is attributable to Kansas (regardless of whether such income is distributed), unless the non-Kansas resident unitholder files a tax reporting affidavit with us which we, in turn, are required to file with the Kansas Department of Revenue. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our common units.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing

Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. Because the determination of value and the allocation of value are factual matters, rather than legal matters, our counsel, Baker Botts L.L.P., is unable to opine as to these matters. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

USE OF PROCEEDS

We will acquire the Acquired Assets concurrently with the completion of this offering of common units and in connection therewith our credit facility will be amended to increase total borrowing capacity to $            .

We will receive net proceeds from this offering of approximately $158.3 million (based on the closing price for our common units on January 17, 2008 of $27.52 per unit as reported on the NASDAQ Global Market), after deducting underwriting discounts but before estimated offering expenses. We will also receive approximately $3.4 million from the related capital contribution by our general partner to maintain its 2.0% general partner interest in us. We will also borrow approximately $219.9 million under our amended credit facility.

We will use the net proceeds of this offering of common units, together with amounts contributed by our general partner to maintain its 2.0% general partner interest and borrowings under our amended credit facility:

•	to pay the purchase price of $378.8 million to our Parent for the Acquired Assets; and

•	to pay approximately $2.8 million of estimated expenses associated with our acquisition of the Acquired Assets and the related financing transactions, including this offering of common units.

We will use any net proceeds from the exercise of the underwriters’ over-allotment option to reduce outstanding borrowings under our amended credit facility.

The amount outstanding under our credit facility, as of January 11, 2008, was $89.6 million. The outstanding borrowings under our credit facility were used to make a distribution to SemGroup Holdings, L.P. in connection with our initial public offering and for general partnership purposes. Interest on amounts drawn under our credit facility is payable at our option, at either (i) the administrative agent’s prime rate or the federal funds rate plus 0.5%, plus an applicable margin that ranges from 0.25% to 1.25%, depending upon our total leverage ratio, or (ii) LIBOR plus an applicable margin that ranges from 1.25% to 2.25%, depending upon our total leverage ratio. As of January 11, 2008, the interest rate under our credit facility had a weighted average of 6.36%. Our credit facility matures in July 2012. Affiliates of certain of the underwriters participating in this offering are lenders under our revolving credit facility. Please see “Underwriting.”

An increase or decrease in the offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, to increase or decrease by $5.8 million. An increase or decrease in the net proceeds from this offering will result in a corresponding increase or decrease in the amount we will borrow under our amended credit facility in connection with our acquisition of the Acquired Assets.

Our Parent has informed us that it intends to use the proceeds received by it from the sale of the Acquired Assets to repay outstanding indebtedness of our Parent.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2007:

•	on a historical basis; and

•

as adjusted to reflect the sale of common units in this offering and our general partner’s related capital contribution, borrowings under our amended credit facility and the application of the net proceeds therefrom as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Historical	As Adjusted
	(in thousands)
Debt:
Credit facility	$92,500	$312,421
Capital lease obligations	2,684	2,684

Total debt	95,184	315,105

Partners’ capital
Common units	316,420	473,629
Subordinated units	(287,824)	(287,824)
General partner interest	(12,591)	(249,721)

Total partners’ capital	16,005	(63,916)

Total capitalization	$111,189	$257,316

This table does not reflect the issuance of up to 900,000 common units that may be sold to the underwriters upon exercise of their over-allotment option.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed and traded on the NASDAQ Global Market under the symbol “SGLP.” Our common units began trading on July 18, 2007 at an initial public offering price of $22.00 per common unit. The following table shows the low and high sales prices per common unit, as reported by the NASDAQ Global Market, for the periods indicated. Distributions are shown in the quarter for which they were paid.

	Low	High	Cash Distribution per Unit
2007:
Third quarter(1)	$28.10	$30.77	$0.24	(2)
Fourth quarter	24.40	30.38

2008:
First quarter (through January 17, 2008)	$26.30	$28.16

(1)	For the period from July 18, 2007, the day our common units began trading on the NASDAQ Global Market, through September 30, 2007.
(2)	Reflects the pro rata portion of the $0.3125 quarterly distribution per unit paid, representing the period from the July 23, 2007 closing of our initial public offering through September 30, 2007. An identical cash distribution was paid on all outstanding common and subordinated units.

The last reported sale price of our common units on the NASDAQ Global Market on January 17, 2008 was $27.52. As of January 17, 2008, there were approximately 5 holders of record of our common units.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.    Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash.    Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•

plus all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Intent to Distribute the Minimum Quarterly Distribution.    We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3125 per unit, or $1.25 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. The board of directors of our general partner will have broad discretion to establish cash reserves for the proper conduct of our business and for future distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy. In addition, our cash distribution policy is subject to restrictions on distributions under our amended credit facility. Specifically, the agreement related to our amended credit facility contains material financial tests and covenants that we must satisfy. These financial tests and covenants include a requirement that our ratio of consolidated funded indebtedness to consolidated adjusted EBITDA be not more than 5.00 to 1.00 and a requirement that our ratio of consolidated EBITDA to consolidated interest expense be not less than 2.75 to 1.00. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Liquidity and Capital Resources—Description of Credit Facility” for a discussion of the restrictions to be included in our credit agreement that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights.    Our general partner is currently entitled to 2% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.3594 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner in respect of its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on common or subordinated units that it owns. Please see “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.    We define operating surplus in the glossary, and for any period it generally means:

•

an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•

all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions received or (5) corporate reorganizations or restructurings (provided that cash receipts from the termination of a commodity hedge or interest rate swap prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the scheduled life of such commodity hedge or interest rate swap); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to above; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in the glossary, and it generally means all of our expenditures, including, but not limited to, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, provided that operating expenditures will not include:

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	capital improvement expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each.

Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but expansion capital expenditures do not. Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Maintenance capital expenditures include expenditures required to maintain equipment reliability, storage and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures represent capital expenditures made to expand or to increase the efficiency of the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operational and maintenance expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Capital Surplus.    We also define capital surplus in the glossary, and it will typically be generated only by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	capital contributions received; and

•	corporate reorganizations or restructurings.

Characterization of Cash Distributions.    Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of our initial public offering equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. After giving effect to this offering, the amount, which we refer to as the basket amount, will equal approximately $21.0 million and could increase substantially if we increase our quarterly distributions, issue additional units or use working capital borrowings to fund distributions. For example, if we were to increase our quarterly distribution on our common and subordinated units after this offering from the minimum quarterly distributions of $0.3125 to $0.4375 per unit, assuming no additional issuances of units, the basket amount would equal approximately $30.7 million. The basket amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. If we were to increase our quarterly distribution amount during a period when our operating surplus actually generated from our operations had not increased by a corresponding amount, or if we were to maintain our quarterly distribution amount when our operating surplus generated from our operations had declined, by using these provisions we could use cash from non-operating sources, such as asset sales, issuances of securities and borrowings, to make distributions substantially in excess of actual cash generated by our business. These types of distributions could deteriorate our capital base, which could have a material adverse effect on our ability to make future distributions to our unitholders. In addition, these provisions could enable our general partner, if it so chooses, to receive distributions on its subordinated units and incentive distribution rights that would normally be treated as distributions from capital surplus and to which our general partner would not otherwise be entitled if we did not have sufficient available cash from operating surplus to make such distributions. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General.    Our partnership agreement provides that, during the subordination period (which we define below and in Appendix A), the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3125 per common unit per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period.    The subordination period will extend until the first day of any quarter beginning after June 30, 2010 that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period.    When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Early Conversion of Subordinated Units.    The subordination period will automatically terminate and all of the subordinated units will convert into common units on a one-for-one basis if each of the following occurs:

•

distributions of available cash from operating surplus on each outstanding common unit and subordinated unit equaled or exceeded $1.88 (150% of the annualized minimum quarterly distribution) for any four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during any four-quarter period immediately preceding that date equaled or exceeded the sum of a distribution of $1.88 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and general partner units on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Adjusted Operating Surplus.    Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. At the end of the subordination period, assuming no additional issuances of common units and no sales of subordinated units and assuming our general partner maintains its 2% general partner interest, our general partner and its affiliates will receive approximately $4.1 million per quarter if the distribution on our outstanding units equals our initial distribution rate of $0.3125 per unit.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their over-allotment option, the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner maintains its 2% general partner’s interest and continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.3594 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.3906 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.4688 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly Distribution Per Unit		Marginal Percentage Interest in Distributions
	Target Amount		Unitholders	General Partner
Minimum Quarterly Distribution		$0.3125	98%	2%
First Target Distribution	above $	0.3125 up to $0.3594	98%	2%
Second Target Distribution	above $	0.3594 up to $0.3906	85%	15%
Third Target Distribution	above $	0.3906 up to $0.4688	75%	25%
Thereafter		above $0.4688	50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•

third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.    Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•

second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.    Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner has not transferred the incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.    If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•

second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•

fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•

sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses.    If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•

first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts.    Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table shows selected historical financial and operating data of SemGroup Energy Partners, L.P. Predecessor, our predecessor, and historical financial and operating data of SemGroup Energy Partners, L.P. for the periods and as of the dates presented. In connection with the closing of our initial public offering, our Parent contributed its Crude Oil Business to us, which comprises substantially all of our Parent’s crude oil gathering, transportation, terminalling and storage assets. The Crude Oil Business had historically been a part of the integrated operations of our Parent, and neither our Parent nor our predecessor recorded revenue associated with the gathering, transportation, terminalling and storage services provided on an intercompany basis. Our Parent and our predecessor recognized only the costs associated with providing such services. Accordingly, revenues reflected in the historical financial statements of our predecessor represent services provided to third parties and do not include any revenues for services provided to our Parent. For this reason and due to the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Items Impacting the Comparability of Our Financial Results,” our results of operations are not comparable to our predecessor’s historical results. The selected historical financial data as of and for the years ended December 31, 2004, 2005 and 2006 are derived from the audited financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2002 and 2003 are derived from the unaudited financial statements of our predecessor. The selected historical financial data for the nine months ended September 30, 2006 are derived from the unaudited financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial data as of and for the nine months ended September 30, 2007 are derived from the unaudited financial statements of SemGroup Energy Partners, L.P. included elsewhere in this prospectus, which includes the results of our predecessor for the period prior to the closing of our initial public offering.

We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Statement of Operations Data:
Service revenues:
Third-party revenue	$13,499	$15,694	$15,857	$20,361	$28,839	$19,861	$23,847
Related party revenue	—	—	—	—	—	570	20,531

Total revenue	13,499	15,694	15,857	20,361	28,839	20,431	44,378
Expenses:
Operating	25,314	31,307	30,996	38,467	51,608	38,239	50,110
General and administrative	5,199	7,748	7,570	6,280	11,097	8,158	11,015

Total expenses	30,513	39,055	38,566	44,747	62,705	46,397	61,125

Operating income (loss)	(17,014)	(23,361)	(22,709)	(24,386)	(33,866)	(25,966)	(16,747)
Other (income) expenses:
Interest expense(1)	4,013	3,379	1,973	2,597	1,989	1,581	3,369
Income before income taxes	(21,027)	(26,740)	(24,682)	(26,983)	(35,855)	(27,457)	(20,116)
Provision for income taxes	—	—	—	—	—	—	62

Net income (loss)	$(21,027)	$(26,740)	$(24,682)	$(26,983)	$(35,855)	$(27,547)	$(20,178)

General partner interest in net income(2)							$119

Limited partner interest in net income(2)							$5,821

Basic and diluted net income per limited partner unit:(2)
Common units							$0.24
Subordinated units							$0.19

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Operating Data:
Cushing terminal:
Average crude oil barrels stored per month	405,287	284,389	721,590	1,371,281	2,695,766	2,545,594	2,372,319
Average crude oil delivered (Bpd)	28,165	26,258	31,074	30,143	44,889	42,700	64,419
Total storage capacity (barrels at end of period)	793,200	793,200	793,200	3,493,200	4,370,000	3,493,200	4,765,000
Other:
Total storage capacity (barrels at end of period)	2,169,490	2,329,490	2,329,490	2,048,890	1,952,150	1,952,150	1,952,150
Average throughput (Bpd):
Mid-Continent system	20,785	19,939	20,228	22,255	28,762	23,089	31,874
Longview system	35,590	32,992	31,547	30,993	36,493	37,994	27,731

Balance Sheet Data (at period end):
Property, plant and equipment, net	$49,721	$45,295	$49,601	$64,688	$92,245		$103,384
Total assets	59,440	54,332	57,739	72,912	104,847		117,316
Long-term debt and capital lease obligations	34,317	34,415	35,337	38,849	36,757		93,916
Total division equity/partners’ capital	23,468	17,643	20,198	28,799	62,146		16,005

(1)	Interest expense before July 20, 2007 reflects interest on capitalized lease obligations and debt payable to our Parent. Interest expense after July 20, 2007 includes interest expense incurred under our credit facility.
(2)	Net income and net income per unit is presented for the period from July 20, 2007 through September 30,2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On July 23, 2007, we completed our initial public offering of common units. In our initial public offering, an aggregate of 14,375,000 common units (including 1,875,000 common units sold pursuant to the full exercise by the underwriters of their over-allotment option) were sold to the public at a price of $22.00 per unit. Upon completion of our initial public offering, we had 14,375,000 common units, 12,570,504 subordinated units and 549,908 general partner units outstanding. The subordinated units and general partner units are indirectly owned by our Parent.

The historical financial statements for periods prior to the contribution of the assets, liabilities and operations to us by our Parent on July 20, 2007 reflect the assets, liabilities and operations of our predecessor. The following discussion analyzes the historical financial condition and results of operations of us and our predecessor and should be read in conjunction with ours and our predecessor’s financial statements and notes thereto. In certain circumstances and for ease of reading we discuss the financial results of our predecessor as being “our” financial results during historical periods when this business was owned by our Parent.

Overview

We are a Delaware limited partnership formed in 2007 by our Parent to own, operate and develop a diversified portfolio of complementary midstream energy assets. We completed the initial public offering of our common units in July 2007. On July 20, 2007, our Parent contributed to us crude oil terminalling and storage facilities with an aggregate of approximately 6.7 million barrels of storage capacity primarily located in Oklahoma, approximately 1,150 miles of crude oil gathering and transportation pipelines located in Oklahoma and Texas and approximately 200 owned or leased crude oil tanker trucks, which we collectively refer to as the Crude Oil Business. In connection with our initial public offering, we entered into the Throughput Agreement with our Parent pursuant to which we provide crude oil gathering, transportation, terminalling and storage services to our Parent. In connection with the closing of this offering, we will enter into the Terminalling Agreement with our Parent pursuant to which we will provide liquid asphalt cement terminalling and storage services to our Parent. We will derive substantially all of our revenues from services provided to our Parent under the Throughput Agreement and the Terminalling Agreement.

Items Impacting the Comparability of Our Financial Results

Our future results of operations and cash flows may not be comparable to the historical results of operations for the periods presented below for our predecessor, for the reasons described below:

•	There are differences in the way our predecessor recorded revenues and the way we will record revenues.

•

Substantially all of our revenues are derived from services provided to the crude oil purchasing, marketing and distribution operations of our Parent pursuant to the Throughput Agreement. Under the Throughput Agreement, our Parent pays us a fee for gathering, transportation, terminalling and storage services based on volume and throughput. In rendering these services, we do not take title to, or marketing responsibility for, the crude oil that we gather, transport, terminal or store and, therefore, we have minimal direct exposure to changes in crude oil prices. Please see “—Throughput Agreement” below.

•

The Crude Oil Business had historically been a part of the integrated operations of our Parent, and neither our Parent nor our predecessor recorded revenue associated with the gathering, transportation, terminalling and storage services provided on an intercompany basis. Our Parent and our predecessor recognized only the costs associated with providing such services. As such, the revenues we receive under the Throughput Agreement are not reflected in the historical financial statements of our predecessor.

•

Our predecessor recognized revenues from third parties for (1) storage services, (2) transportation services and (3) producer field services. Although substantially all of our revenues are derived from services provided to our Parent, we also recognize revenue for gathering, transportation, terminalling and storage services provided to third parties.

•	There are differences in the way general and administrative expenses were allocated to our predecessor and the way we recognize general and administrative expenses.

•

General and administrative expenses include office personnel and benefit expenses, costs related to our administration facilities, and insurance, accounting and legal expenses, including costs allocated by our Parent for centralized general and administrative services performed by our Parent. Such costs were allocated to our predecessor based on the nature of the respective expenses and its proportionate share of our Parent’s head count, compensation expense, net revenues or square footage as appropriate.

•

Pursuant to the Amended Omnibus Agreement, we will pay our general partner and our Parent a fixed administrative fee, in the amount of $7.0 million per year, for the provision by our general partner and our Parent of various general and administrative services to us for three years following this offering. For a more complete description of this agreement, see “Certain Relationships and Related Party Transactions—Amended Omnibus Agreement.”

•

We incur incremental general and administrative expenses as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These incremental general and administrative expenditures are not reflected in the historical financial statements of our predecessor.

•	With the exception of capital lease obligations, no working capital was contributed to us in connection with our initial public offering.

•

Our predecessor had $31.2 million in debt payable to our Parent which was not assumed by us in our initial public offering. We expect to have approximately $310 million outstanding under our amended credit facility at the close of this offering.

Throughput Agreement

In connection our initial public offering, we entered into the Throughput Agreement with our Parent. Substantially all of our revenues are derived from services provided to the crude oil purchasing, marketing and distribution operations of our Parent pursuant to this agreement. None of these revenues are reflected in the historical financial statements of our predecessor. Under this agreement, we provide the following services to our Parent:

•

Gathering and Transportation Services.    We gather crude oil for our Parent for delivery to refiners, to large common carrier pipelines for ultimate delivery to refiners, to our storage facilities (including our Cushing terminal) or to storage locations owned by others. Under the Throughput Agreement, we charge fees for the following types of pipeline gathering and transportation services:

•	Gathering services. Our Parent is obligated to pay us a fee per barrel gathered on our gathering systems.

•	Pipeline transportation services. Our Parent is obligated to pay us a fee per barrel transported on our Mid-Continent system.

•	Delivery services. Our Parent is obligated to pay us a fee per barrel for deliveries out of our Cushing terminal.

•

Trucking services.    We gather crude oil for our Parent from operators at remote wellhead locations not served by pipeline gathering systems. Our trucking fleet delivers such crude oil to our gathering systems located in Oklahoma and Texas, common carrier pipelines or our Cushing terminal. Our Parent pays us a fee per barrel depending on the point of origin and destination for these trucking services.

•	The Throughput Agreement does not apply to any gathering or transportation services on our Longview system or to any producer field services.

•

Terminalling and Storage Services.    We provide services relating to the receipt, storage, throughput and delivery of crude oil for our Parent into and out of the tanks located throughout our Mid-Continent system, including at our Cushing terminal, and our Longview system. Our storage services enable our Parent to purchase and store crude oil and sell it at later dates.

•

Minimum Throughput and Storage Requirements.    Under the Throughput Agreement, the gathering services and pipeline transportation services we provide to our Parent (other than gathering and pipeline transportation services provided on the Longview system) are subject to minimum throughput requirements each month, regardless of the amount of such services actually used by our Parent in a given month. Our Parent has committed to utilize a minimum of 80% of our historical average volume of trucking services. In addition, our Parent has committed to use services constituting 80% of our total storage capacity. Our Parent is obligated, regardless of the amount of services actually used by our Parent in a given month, to pay us a fee per barrel for the first 80% of our storage capacity. If our Parent utilizes any of these services in excess of these minimum throughput, trucking or storage requirements, our Parent will pay us a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, we are able to contract with other customers for services in excess of these minimum commitments and we are not obligated to provide any services in excess of the minimum requirements to our Parent.

Based on these minimum throughput, trucking and storage requirements, our Parent is obligated to pay us minimum monthly fees totaling $45.3 million and $30.8 million annually for our gathering and transportation services and our terminalling and storage services, respectively, but we expect to earn incremental revenues for providing these services. The pipeline trucking unloading services we provide to our Parent pursuant to the Throughput Agreement are not subject to any minimum usage requirements.

In rendering these services, we do not take title to, or marketing responsibility for, the crude oil that we gather, transport, terminal or store and, therefore, we have minimal direct exposure to changes in crude oil prices. The Throughput Agreement contains a Consumer Price Index adjustment that may offset a portion of any increased costs that we incur. The Throughput Agreement has an initial term of seven years with additional automatic one-year renewals unless either party terminates the agreement upon one year’s prior notice. Our Parent’s obligations under the Throughput Agreement will not terminate if our Parent no longer owns our general partner. The Throughput Agreement may be assigned by our Parent only with our consent.

The Throughput Agreement does not apply to any services we provide to customers other than our Parent.

Factors That Will Significantly Affect Our Results

Commodity Prices.    Although our current operations have minimal direct exposure to commodity prices, the volumes of crude oil we gather, transport, terminal or store are indirectly affected by commodity prices. Petroleum product prices may be contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. Our terminalling and storage services benefit most from an increasing price environment, when a premium is placed on storage, and our gathering and transportation services benefit most from a declining price environment when a premium is placed on prompt delivery.

Volumes.    Our results of operations are dependent upon the volumes of crude oil we gather, transport, terminal and store. Although our Parent has committed to use a minimum amount of our services pursuant to the Throughput Agreement, our results of operations are impacted by our ability to utilize our remaining pipeline and storage capacity to transport and store supplies of crude oil for third parties and for our Parent. An increase or decrease in the production of crude oil from the oil fields served by our pipelines or an increase or decrease in the demand for crude oil in the areas served by our pipelines and storage facilities will have a corresponding effect on the volumes we gather, transport, terminal and store. The production and demand for crude oil are driven by many factors, including the price for crude oil.

Acquisition Activities.    We intend to pursue both strategic and accretive acquisitions within the midstream industry both independently and jointly with our Parent. These acquisition efforts may involve assets that, if acquired, would have a material effect on our financial condition and results of operations. We can give no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us.

Organic Expansion Activities.    We also will pursue opportunities to expand our existing asset base and will consider constructing additional assets in strategic locations. The construction of additions or modifications to our existing assets, and the construction of new assets, involve numerous regulatory, environmental, political, legal and operational uncertainties beyond our control and may require the expenditure of significant amounts of capital.

Operating Costs.    The current high levels of crude oil exploration, development and production activities are increasing competition for personnel and equipment. This increased competition is placing upward pressure on the prices we pay for labor, supplies, property, plant and equipment. To the extent we are unable to procure necessary services or assets or offset higher costs, our operating results will be negatively impacted. Under the Throughput Agreement, a Consumer Price Index adjustment may offset a portion of any increased costs that we incur.

Borrowings.    Prior to the closing of our initial public offering, we borrowed $137.5 million under our credit facility and recognized associated interest expense and amortization of debt issuance costs. On July 23, 2007, we repaid approximately $38.7 million under our credit facility with the proceeds we received in connection with the exercise of the underwriters’ over-allotment option in our initial public offering.

Distributions to our Unitholders.    We intend to make cash distributions to our unitholders and our general partner at an initial distribution rate of $0.3125 per common unit per quarter ($1.25 per common unit on an annualized basis). Due to our cash distribution policy, we expect that we will distribute to our unitholders most of the cash generated by our operations. As a result, we expect that we will rely upon external financing sources, including commercial bank borrowings and other debt and equity issuances, to fund our acquisition and expansion capital expenditures, as well as our working capital needs.

The Acquired Assets

We will acquire the Acquired Assets from our Parent for a purchase price of $378.8 million concurrently with the closing of this offering. The Acquired Assets include 46 terminals in 23 states with an aggregate shell capacity of approximately 6.6 million barrels. The Acquired Assets include land, receiving infrastructure, machinery, pumps and piping and large liquid asphalt cement storage tanks. We will acquire the terminalling and storage assets associated with the terminals other than equipment used exclusively for processing operations, which our Parent will retain. Our Parent will also retain certain leased terminals that are used for storage as well as processing of liquid asphalt cement and finished asphalt products. We will grant our Parent access to facilities used for both terminalling and storage of liquid asphalt cement and processing of finished asphalt products pursuant to the Access and Use Agreement.

The closing of the acquisition of the Acquired Assets is subject to the satisfaction of a number of conditions, including our ability to obtain satisfactory financing. At the closing of this offering, the following transactions will occur:

•	we will issue 6,000,000 common units to the public, representing a 17.8% limited partner interest in us;

•	we will receive a $3.4 million capital contribution by our general partner to maintain its 2.0% general partner interest in us;

•	we will borrow approximately $219.9 million under our amended credit facility; and

•

we will use the net proceeds from this offering, together with our general partner’s capital contribution and borrowings under our amended credit facility, to pay expenses associated with this offering and our amended credit facility and to pay consideration of approximately $378.8 million to our parent to purchase the Acquired Assets.

Our results of operations presented below do not include the results of operations related to the Acquired Assets.

The Acquired Assets have historically been a part of the integrated operations of our Parent and were not separately managed in the manner we will operate them. Previously, the Acquired Assets were managed as a part of our Parent’s asphalt commodity marketing business and our Parent did not record revenues associated with terminalling and storage services provided on an intercompany basis. We will focus exclusively on using the Acquired Assets to provide asphalt terminalling and storage services to earn fee-based revenues.

For accounting purposes, the acquisition will be reflected as a purchase of assets, with the Acquired Assets recorded at the historical cost of our Parent of approximately $140 million.

Terminalling Agreement

In connection with the acquisition of the Acquired Assets, we will enter into the Terminalling Agreement with our Parent. A substantial portion of our revenues received pursuant to the Terminalling Agreement will be derived from services provided to the finished asphalt product processing and marketing operations of our Parent pursuant to this agreement. Under this agreement, we will provide the following services to our Parent:

•

Terminalling and Storage Services.     We will provide services relating to the receipt and storage of liquid asphalt cement for our Parent at the Acquired Assets. We will also provide services to deliver liquid asphalt cement into the processing and marketing assets owned by our Parent. Our storage services will enable our Parent to purchase and store liquid asphalt cement and sell it at later dates.

•

Minimum Throughput and Storage Requirements.     Under the Terminalling Agreement, the terminalling services will be subject to minimum throughput requirements each month, regardless of the amount of such services actually used by our Parent in a given month. If our Parent uses these services in excess of the minimum throughput requirements, our Parent will pay us a premium for such services. In addition, our Parent will commit to use 5 million barrels of our total liquid asphalt cement storage capacity. Our Parent will be obligated, regardless of the amount of storage services actually used by our Parent in a given month, to pay us a fee per barrel for the first 5 million barrels of our liquid asphalt cement storage capacity. If our Parent utilizes any of these storage services in excess of these minimum storage requirements, our Parent will pay us a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, we will be permitted to contract with other customers for services in excess of these minimum commitments and we will not be obligated to provide any services in excess of the minimum requirements to our Parent.

Based on these minimum throughput and storage requirements, our Parent is obligated to pay us minimum monthly fees totaling $58.9 million annually for our liquid asphalt cement terminalling and storage services.

We will not take title to, or marketing responsibility for, the liquid asphalt cement that we terminal and store. The Terminalling Agreement contains a Consumer Price Index adjustment that may offset a portion of any increased costs that we incur. If new laws or regulations that affect these services generally are enacted that require us to make substantial and unanticipated capital expenditures, we will have the right to negotiate an upfront payment or monthly surcharge to be paid by our Parent for the use of our services to cover our Parent’s pro rata portion of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and our Parent are obligated to negotiate in good faith to agree on the level of the monthly surcharge. The surcharge will not apply in respect of routine capital expenditures.

Our Parent’s obligations may be temporarily suspended during the occurrence of a force majeure event that renders performance of services impossible with respect to an asset for at least 30 consecutive days. If a force majeure event results in a diminution in the services we are able to provide to our Parent pursuant to the Terminalling Agreement, our Parent’s minimum service usage commitment would be reduced proportionately for the duration of the force majeure event. If such a force majeure event continues for twelve consecutive months or more, we and our Parent will each have the right to terminate our rights and obligations with respect to the affected services under the Terminalling Agreement.

The Terminalling Agreement has an initial term that expires on December 31, 2014, with additional automatic one-year renewals unless either party terminates the agreement upon one year’s prior notice. The Terminalling Agreement may be assigned by our Parent only with our consent.

The Terminalling Agreement does not apply to any services we provide to customers other than our Parent.

Results of Operations

The following table and discussion is a summary of our results of operations for each of the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Service revenues	$15,857	$20,361	$28,839	$20,431	$44,378
Operating expenses	30,996	38,467	51,608	38,239	50,110
General and administrative expenses	7,570	6,280	11,097	8,158	11,015

Operating loss	(22,709)	(24,386)	(33,866)	(25,966)	(16,747)
Interest expense	1,973	2,597	1,989	1,581	3,369
Income tax expense	—	—	—	—	62

Net loss	$(24,682)	$(26,983)	$(35,855)	$(27,547)	$(20,178)

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Service revenues.     Service revenues were $44.4 million for the nine months ended September 30, 2007 compared to $20.4 million for the nine months ended September 30, 2006, an increase of $24.0 million, or 117%. Terminalling and storage revenues increased by $9.3 million to $15.1 million for the nine months ended September 30, 2007 compared to $5.8 million for the nine months ended September 30, 2006, primarily due to revenues generated under the Throughput Agreement subsequent to the closing of our initial public offering. Our predecessor historically did not account for these services which were provided on an intercompany basis.

Our gathering and transportation services revenue increased by $14.6 million to $29.3 million for nine months ended September 30, 2007 compared to $14.7 million for the nine months ended September 30, 2006, primarily due to revenues generated under the Throughput Agreement subsequent to the closing of our initial public offering. Our predecessor historically did not account for these services which were provided on an intercompany basis.

Operating expenses.     Operating expenses include salary and wage expenses and related taxes and depreciation and amortization expenses. Operating expenses increased by $11.9 million, or 31%, to $50.1 million for the nine months ended September 30, 2007 compared to $38.2 million for the nine months ended September 30, 2006. Approximately $4.5 million of this increase in operating expenses was due to our acquisition of Big Tex Crude Oil Company (“Big Tex”) on June 30, 2006. Included in operating expenses for the nine months ended September 30, 2007 is $1.6 million in costs associated with the clean up of a crude oil leak that occurred in the nine months ended September 30, 2007 in relation to a thirty-five mile pipeline located in Conroe, Texas. This gathering line was sold by our Parent on April 30, 2007, and our Parent has assumed any future obligations associated with the aforementioned leak. Excluding the impact of the acquisition of Big Tex, our repair and maintenance expenses increased by $1.7 million to $4.6 million for the nine months ended September 30, 2007 compared to $2.9 million for the nine months ended September 30, 2006. The increase in repair and maintenance expenses was due primarily to the timing of routine maintenance in our gathering and transportation segment.

In addition, excluding the impact of the acquisition of Big Tex, our fuel expenses increased by $1.6 million to $6.5 million for the nine months ended September 30, 2007 compared to $4.9 million for the nine months ended September 30, 2006. The increase in our fuel costs is attributable to the increase in number of transport trucks we operated for the respective periods, the rising price of diesel fuel during the comparative periods and a fire at a refinery located in western Texas that resulted in our transporting 0.7 million barrels of crude oil to alternative locations which were a greater distance from the barrels’ respective points of origination than the refinery that normally receives those barrels. The Throughput Agreement provides for a fuel surcharge, which offsets increases in fuel expenses related to rising diesel prices. Compensation expense increased by $2.4 million to $16.9 million for the nine months ended September 30, 2007 compared to $14.5 million for the nine months ended September 30, 2006 primarily as a result of growth in our gathering and transportation segment. Furthermore, as a result of the growth in our property and equipment during this period, including the acquisition of Big Tex, our insurance premiums increased by $0.8 million to $1.5 million for the nine months ended September 30, 2007 compared to $0.7 million for the nine months ended September 30, 2006.

General and administrative expenses.     General and administrative expenses increased by $2.8 million, or 34%, to $11.0 million for the nine months ended September 30, 2007 compared to $8.2 million for the nine months ended September 30, 2006. The increase was primarily the result of growth in our business, and was comprised of a $1.1 million increase in compensation expenses (including $0.5 million recognized during the third quarter of 2007 under our long-term incentive plan, which did not exist in 2006), a $1.1 million increase in costs allocated to us from our Parent, and a $0.8 million increase in outside professional service costs.

Interest expense.     Interest expense represents interest on capital lease obligations and long-term borrowings under our revolving credit facility. Interest expense increased by $1.8 million to $3.4 million for the nine months ended September 30, 2007 compared to $1.6 million for the nine months ended September 30, 2006. The increase was primarily due to an increase in the average long-term borrowings during the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, which accounted for approximately $1.2 million of the total increase in interest expense, and is a reflection of borrowings under our new revolving credit facility. In addition, during the third quarter of 2007, we entered into two interest rate swap agreements, the fair value accounting for which resulted in $0.6 million in interest expense for the nine months ended September 30, 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Service revenues.     Service revenues were $28.8 million for the year ended December 31, 2006 compared to $20.4 million for the year ended December 31, 2005, an increase of $8.4 million, or 41%. Service revenues include revenues from terminalling and storage services and gathering and transportation services. Terminalling and storage revenues increased by $5.1 million to $9.1 million for the year ended December 31, 2006 compared to $4.0 million for the year ended December 31, 2005, primarily due to favorable market conditions whereby crude oil was in significant contango (current market prices are less than future prices) during 2006 thus increasing demand for storage services. This increase in terminalling and storage revenue was further impacted by a 0.9 million barrel increase in our crude oil storage capacity during the same period. In addition, the acquisition of Big Tex on June 30, 2006 resulted in an increase in gathering and transportation revenues of $2.0 million for the year ended December 31, 2006, which was partially offset by a decrease in other gathering and transportation revenues of $0.4 million. Our gathering and transportation services revenue also includes revenues from producer field services. Producer field service revenue increased by $1.3 million to $12.1 million for the year ended December 31, 2006 compared to $10.8 million for the year ended December 31, 2005.

Operating expenses.     Operating expenses increased by $13.1 million, or 34%, to $51.6 million for the year ended December 31, 2006 compared to $38.5 million for the year ended December 31, 2005. Approximately $5.9 million of this increase in operating expenses was due to our acquisition of Big Tex on June 30, 2006 and rising fuel costs associated with our transportation operations. Additionally, exclusive of the impact of the Big Tex acquisition, compensation expense increased by $2.5 million during this period. Depreciation and amortization expense increased by $2.0 million to $8.6 million for the year ended December 31, 2006 compared to $6.6 million for the year ended December 31, 2005, primarily as a result of capital expenditures in our terminalling and storage segment and as a result of our acquisition of Big Tex. Furthermore, as a result of the growth in our property and equipment during this period, repair and maintenance expense increased by $0.9 million and insurance premiums increased by $0.9 million.

General and administrative expenses.     General and administrative expenses increased by $4.8 million, or 76%, to $11.1 million for the year ended December 31, 2006 compared to $6.3 million for the year ended December 31, 2005. The increase was primarily the result of the growth in our business and was comprised of a $2.2 million increase in discretionary incentive compensation, a $1.3 million increase in costs allocated to us from our Parent, and a $1.2 million increase comprised of travel expense, legal expense, insurance premiums and rent expense for our facilities.

Interest expense.     Interest expense represents interest on capital lease obligations and debt payable to our Parent. Interest expense was $2.0 million for the year ended December 31, 2006 compared to $2.6 million for the year ended December 31, 2005, a decrease of $0.6 million, or 23%. This decrease was the result of capitalized interest, which increased by $0.7 million to $1.1 million in 2006 as a result of an increase in the amount of assets under construction.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Service revenues.     Service revenues were $20.4 million for the year ended December 31, 2005 compared to $15.9 million for the year ended December 31, 2004, an increase of $4.5 million, or 28%. Terminalling and storage revenues increased by $1.4 million to $4.0 million for 2005 compared to $2.6 million for 2004. This increase was primarily due to favorable market conditions whereby crude oil was in significant contango during 2005 thus increasing demand for storage services. This increase in terminalling and storage revenue was further impacted by a 2.7 million barrel increase in our crude oil storage capacity during the same period. Gathering and transportation revenues increased from $13.3 million in 2004 to $16.4 million in 2005 primarily as a result of an increase in the volumes of crude oil we were able to transport for our customers due to an increase in our trucking fleet. Included in gathering and transportation revenues are producer field service revenues, which increased to $9.2 million for 2005, a $2.0 million increase over 2004, primarily as a result of an increase in salt water disposal services we provided to our customers.

Operating expenses.     Operating expenses increased by $7.5 million, or 24%, to $38.5 million for the year ended December 31, 2005 compared to $31.0 million for the year ended December 31, 2004. Included in the total increase in operating expenses during this period are increases in compensation expense of $3.0 million, repair and maintenance expense of $2.2 million, fuel expense of $1.6 million and property and other taxes of $0.4 million. These increases were primarily due to the increase in volumes of crude oil stored and transported for our customers as well as the expansion of our producer field services operations.

General and administrative expenses.     General and administrative expenses decreased by $1.3 million, or 17%, to $6.3 million for the year ended December 31, 2005 compared to $7.6 million for the year ended December 31, 2004. The decrease was primarily due to acquisitions completed by our Parent in 2005 that were not part of our operations, which decreased the amount of indirect general and administrative expenses allocated to us for management, accounting and other services.

Interest expense.     Interest expense was $2.6 million for the year ended December 31, 2005 compared to $2.0 million for the year ended December 31, 2004, an increase of $0.6 million, or 30%. This increase was the result of rising interest rates during the period, with $0.5 million of the total increase related to interest charges on the debt payable to our Parent.

Effects of Inflation

In recent years, inflation has been modest and has not had a material impact upon the results of our operations.

Liquidity and Capital Resources

Our Predecessor’s Liquidity and Capital Resources

Cash generated from operations and borrowings under our credit facility are the primary sources of our liquidity. Historically, our predecessor’s sources of liquidity included cash generated from operations and funding from our Parent. The following table summarizes our sources and uses of cash for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(dollars in millions)
Net cash used in operating activities	$(17.9)	$(18.8)	$(25.8)	$(19.7)	$(11.7)
Net cash used in investing activities	(8.1)	(14.9)	(41.3)	(36.1)	(18.6)
Net cash provided by financing activities	26.0	33.8	67.1	55.8	31.4

Operating Activities.     Net cash used in operating activities decreased by $8.1 million, or 41%, for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 primarily due to a $7.4 million increase in our net loss for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. Net cash used in operating activities increased $7.0 million, or 37%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005 primarily as a result of the $8.9 million increase in our net loss for the year ended December 31, 2006 compared to the year ended December 31, 2005. Net cash used in operating activities increased $0.9 million, or 5%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004 primarily due to a $2.3 million increase in our net loss for the year ended December 31, 2005 compared to the year ended December 31, 2004. The impact of the increase in our net loss for the year ended December 31, 2005 compared to the year ended December 31, 2004 on cash used in operating activities was partially offset by a $0.5 million increase in the change in assets and liabilities during these same periods. Our results of operations, including cash flow from operations, may not be comparable to the historical results of operations of our predecessor because the Crude Oil Business had historically been a part of the integrated operations of our Parent, and neither our Parent nor our predecessor recorded revenues associated with the gathering, transportation, terminalling and storage services provided on an intercompany basis.

Investing Activities.     Net cash used in investing activities was $18.6 million for the nine months ended September 30, 2007 compared to $36.1 million for the nine months ended September 30, 2006. This decrease was attributable to a reduction in capital expenditures primarily resulting from the timing of construction projects in our terminalling and storage segment. Net cash used in investing activities was $41.3 million for the year ended December 31, 2006 as compared to $14.9 million for the year ended December 31, 2005 and $8.1 million for the year ended December 31, 2004. Capital expenditures for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 were $19.0 million, $36.2 million, $41.5 million, $15.0 million and $8.4 million, respectively, consisting of both our acquisition of Big Tex on June 30, 2006 and expenditures for the construction of additional crude oil storage capacity during these periods. We added 0.4 million additional barrels of crude oil storage capacity in the nine months ended September 30, 2007, and 2.3 million and 1.2 million additional barrels of crude oil storage capacity in the years ended December 31, 2006 and 2005, respectively.

Financing Activities.     Net cash provided by financing activities is primarily comprised of capital contributions of $39.8 million, $57.4 million, $69.2 million, $35.6 million and $27.4 million received by us from our Parent during the nine months ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, respectively. The capital contributions served to fund our working capital needs and both maintenance and expansion capital expenditure projects that are reflected in net cash used in investing activities. Other significant items included in cash provided by financing activities for the nine months ended September 30, 2007 are net borrowings under our credit facility of $92.5 million, Parent’s forgiveness of our predecessor’s $31.2 million note payable to our Parent and cash distributions of $136.5 million to SemGroup Holdings, L.P.

Our Liquidity and Capital Resources

Cash flow from operations and our credit facility are our primary sources of liquidity. At September 30, 2007, we had approximately $157.5 million of availability under our revolving credit facility. Our working capital increased approximately $1.7 million in the first nine months of 2007. We believe that cash generated from these sources will continue to be sufficient to meet our short-term working capital requirements, long-term capital expenditure requirements and quarterly cash distributions. Usage of our revolving credit facility is subject to ongoing compliance with covenants. We believe we are currently in compliance with all covenants.

Capital Requirements.     Our Crude Oil Business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital requirements consist of the following:

•

sustaining capital expenditures, which are capital expenditures made to sustain the existing integrity and operating capacity of our assets and related cash flows further extending the useful lives of the assets; and

•

expansion capital expenditures, which are capital expenditures made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification.

We expect to fund future capital expenditures with funds generated from our operations, borrowings under our credit facility, the issuance of additional partnership units and debt offerings.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital.     We distribute all of our available cash to our unitholders. Available cash is reduced by cash reserves established by our general partner to provide for the proper conduct of our business (including for future capital expenditures). However, we expect that we will continue to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, rather than cash reserves established by our general partner, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally and we are unwilling to establish cash reserves to fund future acquisitions, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement or in the terms of our credit facility on our ability to issue additional units, including units ranking senior to the common units.

Description of Credit Facility.     In July 2007 we entered into a $250.0 million five-year revolving credit facility with a syndicate of financial institutions.

The credit facility is available for general partnership purposes, including working capital, capital expenditures, distributions and repayment of indebtedness that is assumed in connection with acquisitions. As of January 11, 2008, we had borrowed $89.6 million under our credit facility and, as a result, we had approximately $160.4 million of remaining borrowing capacity under the credit facility.

Our obligations under the credit facility are secured at all times by substantially all of our assets and all of the assets of our restricted subsidiaries. We may prepay all advances at any time without penalty, subject to the reimbursement of lender breakage costs in the case of prepayment of LIBOR borrowings. Indebtedness under the credit facility bears interest, at our option, at either (1) the higher of the administrative agent’s prime rate or the federal funds rate plus 0.5%, plus an applicable margin that ranges from 0.25% to 1.25%, depending on our total leverage ratio, or (2) LIBOR plus an applicable margin that ranges from 1.25% to 2.25%, depending upon our total leverage ratio.

The credit agreement prohibits us from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. The credit agreement requires us to maintain a leverage ratio (the ratio of our consolidated funded indebtedness to our consolidated adjusted EBITDA, in each case as is defined in the credit agreement) of not more than 5.00 to 1.00 and, on a temporary basis, from the date of the consummation of certain acquisitions until the last day of the third consecutive fiscal quarter following such acquisitions, not more than 5.50 to 1.00; provided, that after an issuance of senior unsecured notes, the leverage ratio limitation is modified by a requirement that we maintain a senior secured leverage ratio of not more than 4.00 to 1.00 and a total leverage ratio of not more than 5.50 to 1.00, subject to temporary increases of the senior secured leverage ratio to not more than 4.50 to 1.00 and the total leverage ratio of not more than 6.00 to 1.00 following the consummation of certain acquisitions as described above. The credit agreement also requires us to maintain an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as is defined in the credit agreement) of not less than 2.75 to 1.00 determined as of the last day of each quarter for the four-quarter period ending on the date of determination.

In addition, the credit agreement contains various covenants that may limit, among other things, our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of our assets, businesses and operations;

•	materially alter the character of our business; and

•	make acquisitions, investments and capital expenditures.

If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following could be an event of default under the credit agreement:

•	failure to pay any principal when due or any interest or fees within three business days of the due date;

•	failure to perform or otherwise comply with the covenants in the credit agreement;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure to pay debt;

•	a change of control of us or our Parent; and

•	other customary defaults, including specified bankruptcy or insolvency events, the Employee Retirement Income Security Act of 1974, or ERISA, violations, and material judgment defaults.

Immediately following the closing of this offering, we will amend our credit agreement to increase the total amount we may borrow to $     million. This increase, combined with existing availability, will be used to fund a portion of the purchase price for the Acquired Assets. Concurrently with the closing of this offering and the acquisition of the Acquired Assets, we expect to have approximately $310 million of debt outstanding under our amended credit facility at variable interest rates. We will use any net proceeds from the exercise of the underwriters’ over-allotment option to reduce outstanding borrowings under our amended credit facility.

Contractual Obligations.     In addition to the credit facility described above, we have entered into the Omnibus Agreement with our Parent pursuant to which our Parent provides all employees and support services necessary to run our business. The services include, without limitation, operations, marketing, maintenance and repair, legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering.

Contractual obligations.     A summary of our contractual cash obligations over the next several fiscal years, as of September 30, 2007, is as follows:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(dollars in millions)
Omnibus Agreement obligations	$14.0	$5.0	$9.0	$—	$—
Debt obligations(1)	92.5	—	—	92.5	—
Capital lease obligations	3.0	1.5	1.5	—	—
Operating lease obligations	8.2	2.1	5.5	0.6	—

(1)	Represents required future principal repayments of borrowings under our credit facility. All amounts outstanding under the credit facility mature in July 2012.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to market risk due to variable interest rates under our credit facility. As of January 11, 2008, we had $89.6 million outstanding under our credit facility that was subject to a variable interest rate. Through the use of interest rate swap contracts, we have fixed our interest expense on $80.0 million of our borrowings through August of 2010. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available for capital investment, operations or distributions to our unitholders. Additionally, if domestic interest rates continue to increase, the interest rates on any of our future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Based on current borrowings and the effect of our interest rate swaps, an increase or decrease of 100 basis points in the interest rate will result in increased or decreased, respectively, annual interest expenses of $0.9 million.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. We prepared these financial statements in conformity with generally accepted accounting principles in the United States. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We based our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies that we believe require our most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:

Use of Estimates.     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. We make significant estimates including: (1) allowance for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated cash flows and fair values inherent in impairment tests under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”); (4) estimated fair value of assets and liabilities acquired and identification of associated intangible assets; (5) accruals related to revenues and expenses; and (6) liability and contingency accruals. Although our predecessor and we believe these estimates are reasonable, actual results could differ from these estimates.

Property, Plant and Equipment.     Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. The carrying value of the assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. As assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other income in the statements of operations.

We calculate depreciation using the straight-line method, based on estimated useful lives of our assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions and supply and demand in the area. When assets are put into service, we make estimates with respect to useful lives and salvage values that we believe to be reasonable. However, subsequent events could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization. The estimated useful lives of our asset groups are as follows:

Asset Group	Estimated Useful Lives (Years)
Pipelines and facilities	15-25
Storage and terminal facilities	10-25
Transportation equipment, injection stations	5-10
Office property and equipment and other	3-10

We capitalize certain costs directly related to the construction of assets, including interest and engineering costs. Upon disposition or retirement of property, plant and equipment, any gain or loss is charged to operations.

We currently have no legal or contractual asset retirement obligations associated with our property and equipment or our pipeline right of ways. Any such obligations would be recognized in the period incurred if reasonably estimable under the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.”

Impairment of Long-lived Assets.     Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS 144 as amended. Under SFAS 144, assets are tested for impairment when events or circumstances indicate that their carrying values may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows.

Fair Value of Assets and Liabilities Acquired and Identification of Associated Goodwill and Intangible Assets.     In conjunction with each business combination, we must allocate the cost of the acquired entity to the assets and liabilities assumed based on their estimated fair values at the date of acquisition. As additional information becomes available, we may adjust the original estimates within a short time subsequent to the acquisition. We are also required to recognize intangible assets separately from goodwill. Goodwill and intangible assets with indefinite lives are not amortized but instead are periodically assessed for impairment. The impairment testing entails estimating future net cash flows relating to the asset based on our estimate of market conditions including pricing, demand, competition, operating costs and other factors. Intangible assets with finite lives are amortized over the estimated useful life determined by management. Determining the fair value of assets and liabilities acquired, as well as intangible assets that relate to such items as customer relationships and contracts with suppliers, involves professional judgment and is ultimately based on acquisition models and our assessment of the value of the assets acquired and, to the extent available, third-party assessments. Uncertainties associated with these estimates include changes in production by producers and refiners, economic obsolescence factors in the area and potential future sources of cash flow. Although the resolution of these uncertainties has not historically had a material impact on our results of operations or financial condition, our predecessor and we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

Allocation Methodologies Used to Derive Our Predecessor’s Financial Statements on a Carve-out Basis.     Our predecessor employed various allocation methodologies to separate certain general and administrative expenses incurred by our Parent and recorded in its financial statements presented herein. Our Parent provided to our predecessor centralized corporate functions such as legal, accounting, treasury, insurance administration risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and other corporate services and the use of facilities that support these functions. The allocation methodologies vary based on the nature of the charge and include, among other things, employee headcount, compensation expense, net revenues and square footage. Our predecessor’s management believes that the allocation methodologies used to allocate indirect costs to it are reasonable. If certain general and administrative expenses were allocated using different methodologies, our predecessor’s results of operations could have significantly differed from those presented herein.

Recent Accounting Pronouncements

In September 2007, the Emerging Issues Task Force (“EITF”) of the FASB reached a tentative conclusion on Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships” (“Issue No. 07-4”). This tentative conclusion reached by the EITF affects how a master limited partnership (“MLP”) allocates income between its general partner, which typically holds incentive distribution rights (“IDRs”) along with the general partner interest, and the limited partners. It is not uncommon for MLPs to experience timing differences between the recognition of income and partnership distributions. The amount of incentive distribution is typically calculated based on the amount of distributions paid to the MLP’s partners. The issue is whether current period earnings of an MLP should be allocated to the holders of IDRs as well as the holders of the general and limited partnership interests when applying the two-class method under FASB Statement No. 128—“Earnings per Share.”

The tentative conclusion reached by the EITF in Issue No. 07-4 is that when current period earnings are in excess of cash distributions, the undistributed earnings should be allocated to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders based upon the terms of the partnership agreement. Under this model, contractual limitations on distributions to incentive distribution rights holders would be considered when determining the amount of earnings to allocate to them. That is, undistributed earnings would not be considered available cash for purposes of allocating earnings to incentive distribution rights holders. Conversely, when cash distributions are in excess of earnings, net income (or loss) should be reduced (increased) by the distributions made to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders. The resulting net loss would then be allocated to the holders of the general partner interest and the holders of the limited partner interest based on their respective sharing of the losses based upon the terms of the partnership agreement.

Issue No. 07-4 is expected to be effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The accounting treatment shall be effective for all financial statements presented. We are considering the impact of the adoption of Issue 07-4 on our financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115” (“SFAS 159”). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. The provisions of SFAS 159 will be effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of adoption of SFAS 159 but do not currently expect the adoption to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures regarding fair value measurements. SFAS 157 does not add any new fair value measurements, but it does change current practice and is intended to increase consistency and comparability in such measurement. The provisions of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The impact, if any, from the adoption of SFAS 157 in 2008 will depend on our assets and liabilities that are required to be measured at fair value at that time.

In July 2006, the FASB issued FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. The provisions of FIN 48 were effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.

In June 2006, the EITF issued issue No. 06-3 (“EITF 06-3”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net presentation).” EITF 06-3 is effective for all periods beginning after December 15, 2006 and its scope includes any tax that is assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. The EITF stated that it is an entity’s accounting policy decision whether to present the taxes on a gross basis (within revenues and costs) or on a net basis (excluded from revenues) but that the accounting policy should be disclosed. If presented on a gross basis, an entity is required to report the amount of such taxes for each period for which an income statement is presented, if those amounts are significant. Our accounting policy is to present such taxes on a net basis.

THE ACQUIRED ASSETS

Overview of the Acquisition

On January 14, 2008, we entered into a purchase and sale agreement with our Parent pursuant to which we will acquire substantially all of our Parent’s domestic owned liquid asphalt cement terminalling and storage assets for a purchase price of $378.8 million. The Acquired Assets include 46 terminals in 23 states with an aggregate shell storage capacity of approximately 6.6 million barrels. We will acquire the terminalling and storage assets associated with the terminals other than equipment used exclusively for processing and marketing operations, which our Parent will retain. Our Parent will also retain certain domestic leased terminals that are used for storage and processing and marketing of finished asphalt products, as well as its operations in Mexico. The acquisition is expected to close concurrently with the closing of this offering.

After our acquisition of the Acquired Assets, we will provide liquid asphalt cement storage and terminalling services to our Parent and third parties. Our liquid asphalt cement terminalling and storage operations will allow our Parent and third parties to store liquid asphalt cement so that they may process and market various finished asphalt products during the periods of highest demand.

We believe the acquisition of the Acquired Assets will provide several key strategic benefits. The acquisition will enhance our ability to generate stable and predictable cash flows and broaden our service capabilities consistent with our business strategies. In addition, the acquisition will increase the scale of our operations as well as expand and diversify the geographic markets and the lines of business in which we operate.

The Acquired Assets will be engaged in providing terminalling and storage services to the asphalt and residual fuel oil industries. Both liquid asphalt cement and residual fuel oil are products produced from the distillation of crude oil by refiners. The Acquired Assets will generally serve as intermediate storage for the various products as they are transported from the supply sources to their end customers.

The Asphalt Industry

Liquid asphalt cement is one of the oldest engineering materials. Liquid asphalt cement’s adhesive and waterproofing properties have been used for building structures, waterproofing ships, mummification and numerous other applications. More than 100 million tons of asphalt are consumed annually worldwide. In the United States, approximately 90% of liquid asphalt cement consumed is used for road paving and approximately 10% is used for roofing products, with other specialty applications accounting for only a very small fraction of consumption. As reported by the Asphalt Institute, total sales of liquid asphalt paving products in the United States averages nearly 30 million tons per year. It is estimated that approximately 80% of all paving grade liquid asphalt cement is sold to the public sector. The following graphic depicts the asphalt industry from production through its end use, and highlights the areas in which we will operate following our acquisition of the Acquired Assets.

Production of liquid asphalt cement begins with the production of crude oil. Liquid asphalt cement is a dark brown to black cementitious material that is primarily produced by petroleum distillation. When crude oil is separated in distillation towers at a refinery, the heaviest hydrocarbons with the highest boiling points settle at the bottom. These tar-like fractions, called residuum, require relatively little additional processing to become products such as asphalt base or residual fuel oil. Liquid asphalt cement production represents only a small portion of the total crude oil refining process and generally does not have a significant impact on the gross margins realized by refineries. The higher gross margin refined products such as gasoline, kerosene and other light to medium distillates are the main drivers of a refinery’s profitability, with liquid asphalt cement often treated as a by-product. As such, the main concern of most refineries is simply “clearing” the liquid asphalt cement barrels. The liquid asphalt cement produced by petroleum distillation can be sold by the refinery either directly into the wholesale and retail liquid asphalt cement markets or to a liquid asphalt cement marketer.

In its normal state, asphalt cement is too viscous a liquid to be used at ambient temperatures. For paving applications, asphalt cement can be heated (as for hot mix asphalt), diluted or cut back with petroleum solvents (cutback asphalts), or emulsified in a water base with emulsifying chemicals by a colloid mill (asphalt emulsions). Approximately 90% of the road paving liquid asphalt cement in the United States is used for hot mix asphalt. Hot mix asphalt is manufactured by mixing hot asphalt cement and heated aggregate (stone, sand and/or gravel). The hot mix asphalt is loaded into trucks for transport to the paving site, where it is placed on the road surface by paving machines and compacted by rollers. Hot mix asphalt is used for new construction, reconstruction and for thin maintenance overlays on existing roads.

Asphalt emulsions and cutback asphalts are used for a variety of applications including spraying as a tack coat between an old pavement and a new hot mix asphalt overlay, cold mix pothole patching material, and preventive maintenance surface applications such as chip seals. Asphalt emulsions are also used for fog seal, slurry seal, scrub seal, sand seal and microsurfacing maintenance treatments, for warm mix emulsion/aggregate mixtures, base stabilization and both central plant and in-place recycling. Asphalt emulsions and cutback asphalts are generally sold directly to government agencies but are also sold to contractors for use in applications such as chip seals.

Funding for road construction comes from a variety of federal, state and local government sources and from the private sector. Federal funds typically require the states to match some portion of the federal contribution as an incentive to spend more on road construction and maintenance. Motor fuel tax and other user fees account for approximately one-half of transportation revenues. In addition, as lawmakers look to improve road conditions, state and local transportation taxes have been instituted or increased as a source of funds for transportation projects. Historically, nearly 50% of disbursements by government agencies have been for new capital projects with approximately 25% spent on maintenance and services. However, agencies are increasingly allocating more funds to pavement preservation, thus generating more demand for maintenance products such as asphalt emulsions. Asphalt emulsions are most frequently utilized for preservation projects while asphalt cement is more commonly used for new construction and rehabilitation projects.

The asphalt industry in the United States is characterized by a high degree of seasonality. Much of this seasonality is due to the impact that weather conditions have on road construction schedules, particularly in cold weather states. Refineries produce liquid asphalt cement year round, but the peak asphalt demand season is during the warm weather months when most of the road construction activity in the United States takes place. As a result, liquid asphalt cement prices can vary dramatically from the winter to summer months. Liquid asphalt cement marketers and finished asphalt product producers with access to extensive storage capacity possess the inherent advantage of being able to purchase supply from refineries at low prices in the low demand winter months and then sell finished asphalt products at higher prices in the peak summer demand season.

People rely almost exclusively on motor vehicles for mobility in the United States with travel in private vehicles accounting for over 90% of all person miles of travel. The United States has nearly four million miles of roads, 64% of which are paved. Asphalt is used in construction of approximately 94% of the 2.5 million miles of paved roads in the United States. Since 1973, highway travel has increased dramatically while road capacity has only increased by slightly over 5%. In addition, approximately 84% of all goods shipped in the United States are transported on its highways. Various studies indicate that over 60% of the United States’ major roads are in fair to poor condition with nearly 40% of the United States’ major urban roads severely congested.

The liquid asphalt cement market is largely a commodity market with price functioning as the primary decision-making criterion. The markets for polymer modified asphalt cement and asphalt emulsions are more specialized with an emphasis on product specification and functionality. Liquid asphalt cement is a relatively small component of road construction cost (5% by weight of hot mix asphalt material). Due to its relatively small share of total construction cost, demand for asphalt products is generally not highly correlated to the price of crude oil or the price of liquid asphalt cement. Recent advances such as polymer modification and performance-based grading specifications have significantly improved the quality of liquid asphalt cement (e.g., durable elasticity, resistance to rutting and resistance to thermal cracking).

The Residual Fuel Oil Industry

Like asphalt cement, residual fuel oil is another by-product of the crude oil distillation process. Residual fuel oil is primarily used as a burner fuel in numerous industrial and commercial business applications including the utility industry, the shipping and paper industry, steel mills, tire manufacturing, schools and food processors. Approximately 45% of the residual fuel oil demand in the United States is in the utility industry, with 35% to the ship bunker fuel market with industrial and commercial markets consuming the remainder.

The residual fuel oil industry in the United States is characterized by a high degree of seasonality with much of the seasonality driven by the impact of weather on the need to produce power for heating and cooling applications. The residual fuel oil market is largely a commodity market with price functioning as the primary decision-making criterion. However, many customers have unique product specifications driven by their particular business applications that require the blending of various components to meet those specifications.

Residual fuel oil is purchased from a variety of refiners by our Parent and transported to our terminalling and storage facilities via numerous transportation methods including rail tank car, barge, ship and truck. Our Parent will use the Acquired Assets to service its residual fuel oil business.

Our Liquid Asphalt Cement Terminalling and Storage Services

With approximately 6.6 million barrels of liquid asphalt cement storage capacity, we will be able to provide our Parent and other customers the ability to effectively manage their liquid asphalt cement inventories and significant flexibility in their processing and marketing activities. Our 46 terminals are located in 23 states and as such are well positioned to provide liquid asphalt cement terminalling and storage services in the market areas they serve throughout the continental United States.

Our Parent or other customers will purchase liquid asphalt cement from various suppliers including domestic and foreign refiners such as CHS, Inc., ConocoPhillips Company, Exxon Mobil Corporation, Valero Energy Corporation, Flint Hills Resources, L.P., Marathon Petroleum Company, Navajo Refining Company, Suncor Energy Inc., Irving Oil Corporation and Husky Energy Inc. Liquid asphalt cement purchased by our Parent or other customers from these and other suppliers is transported via numerous transportation methods including rail tank car, barge, ship and truck to our facilities. The Acquired Assets include the logistics assets, such as docks and rail spurs and the piping and pumping equipment necessary, to facilitate the unloading of liquid asphalt cement into our terminalling and storage facilities. After initial unloading, the liquid asphalt cement is moved via heat traced pipelines into large storage tanks. These tanks are insulated and contain heating elements that allow the asphalt cement to be stored in a heated state. The liquid asphalt cement can then be directly sold by our customers to end users or used by our customers as a raw material for the processing of asphalt emulsions, asphalt cutbacks, polymer modified asphalt cement and related finished asphalt products. We will terminal and store the liquid asphalt cement until we deliver these products to our Parent or other third parties for their further processing and/or sale to end users including private companies and governmental agencies.

We will not take title to, or marketing responsibility for, the liquid asphalt cement that we will terminal and store. As a result, our liquid asphalt cement terminalling and storage operations will have minimal direct exposure to changes in commodity prices, but the volumes of liquid asphalt cement we will terminal or store will be indirectly affected by commodity prices. In our liquid asphalt cement business, we will generate revenues by charging a fee for services provided as liquid asphalt cement is terminalled and stored in our facilities. Our Parent will be our primary customer and, pursuant to the Terminalling Agreement, our Parent will pay us a fee based on the number of barrels we terminal or store and will commit to utilize our services at certain minimum levels.

The following table outlines the location of each terminalling and storage facility included in the Acquired Assets and their respective storage capacity as of December 31, 2007:

Location	Number of Tanks	Shell Capacity (Barrels)
St. Louis, MO	13	499,550
Newport News, VA	15	497,000
Saginaw, TX	26	494,668
Gloucester City, NJ	8	455,524
Halstead, KS	11	341,394
Memphis, TN	17	327,929
Catoosa, OK*	8	291,116
Spokane, WA*	19	273,644
Las Vegas, NV	13	272,005
Port of Catoosa, OK*	9	269,500
Boise, ID	16	261,398
Muskogee, OK	15	229,520
Lubbock, TX	15	228,340
Bay City, MI	6	181,571
Denver, CO*	6	173,905
Salt Lake City, UT	17	165,538
New Madrid, MO	10	150,468
Warsaw, IN	10	134,032
Morehead City, NC	9	128,552
Chicago, IL	4	127,195
Parsons, TN	7	114,214
Grand Island, NE	6	111,600
Pasco, WA	8	103,223
Pekin, IL	2	102,090
Billings, MT	8	100,000
Woods Cross, UT	12	98,592
Dodge City, KS	9	84,699
Pueblo, CO	11	75,146
Grand Junction, CO	11	68,161
Ennis, TX	11	63,895
Fontana, CA	10	52,913
Spokane, WA*	4	43,277
Columbus, OH	4	26,524
Northumberland, PA	8	23,333
Reading, PA	7	11,810
Catoosa, OK*	4	9,063
Austin, TX	4	8,568
Garden City, GA	5	8,214
Denver, CO*	5	8,167
Little Rock, AR	4	6,722
Sedalia, MO	3	6,271
El Dorado, KS	4	5,619
Salina, KS	5	5,590
Lawton, OK	5	4,935
Memphis, TN	4	3,095
Ardmore, OK	3	2,090

Total	411	6,650,662

*	Denotes locations that have more than one facility.

The Acquired Assets range in age from one year to over thirty years and we expect that the storage tanks will have an average remaining life of in excess of 20 years when we acquire them. The Acquired Assets have been well maintained.

The asphalt industry is highly fragmented and regional in nature. Participants range in size from major oil companies to small family-owned proprietorships. Our Parent’s competitors in the asphalt business include: refiners such as BP p.l.c., Flint Hills Resources, L.P., CHS, Inc., Exxon Mobil Corporation, ConocoPhillips Company, NuStar Energy L.P., Ergon, Inc., Marathon Petroleum Company LLC, Alon USA LP, Suncor Energy Inc. and Valero Energy Corporation; resellers such as NuStar Energy L.P., Idaho Asphalt Supply, Inc. and Asphalt Materials, Inc.; and large road construction firms such as OldCastle Materials, Inc., APAC, Inc. and Colas SA. We will compete with national, regional and local liquid asphalt cement terminalling and storage companies including the major integrated oil companies and a variety of others including KinderMorgan Energy Partners, International-Matex Tank Terminals and Houston Fuel Oil Terminal Company.

Our Parent acquired the majority of the Acquired Assets from Koch Materials Company in April 2005. Since that time, the Acquired Assets have been operated by SemMaterials, L.P., a wholly owned subsidiary of our Parent.

Terminalling Agreement

In connection with our acquisition of the Acquired Assets, we will enter into the Terminalling Agreement with our Parent. A substantial portion of our revenues will be derived from services provided to the finished asphalt product processing and marketing operations of our Parent pursuant to this agreement. Under this agreement, we will provide the following services to our Parent:

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Terminalling and Storage Services.    We will provide services relating to the terminalling and storage of liquid asphalt cement for our Parent in our liquid asphalt cement storage facilities. We will also provide services to deliver liquid asphalt cement to the finished asphalt product processing and marketing assets owned by our Parent. Our storage services will enable our Parent to purchase and store liquid asphalt cement and sell it at later dates.

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Minimum Throughput and Storage Requirements.    The terminalling and storage services will be subject to minimum throughput requirements each month, regardless of the amount of such services actually used by our Parent in a given month. If our Parent uses these services in excess of the minimum throughput requirements, our Parent will pay us a premium for such services. In addition, our Parent will commit to use five million barrels of our total storage capacity per month. Our Parent will be obligated, regardless of the amount of storage services actually used by our Parent in a given month, to pay us a fee per barrel for five million barrels of our storage capacity. If our Parent utilizes any of these storage services in excess of these minimum storage requirements, our Parent will pay us a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, we will be permitted to contract with other customers for services in excess of these minimum commitments and we will not be obligated to provide any services in excess of the minimum requirements to our Parent.

Based on these minimum throughput and storage requirements, our Parent is obligated to pay us minimum monthly fees totaling $58.9 million annually for our liquid asphalt cement terminalling and storage services.

We will not take title to, or marketing responsibility for, the liquid asphalt cement that we terminal and store. The Terminalling Agreement contains a Consumer Price Index adjustment that may offset a portion of any increased costs that we incur. If new laws or regulations that affect these services generally are enacted that require us to make substantial and unanticipated capital expenditures, we will have the right to negotiate an upfront payment or monthly surcharge to be paid by our Parent for the use of our services to cover our Parent’s pro rata portion of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and our Parent are obligated to negotiate in good faith to agree on the level of the monthly surcharge. The surcharge will not apply in respect of routine capital expenditures.

Our Parent’s obligations may be temporarily suspended during the occurrence of a force majeure event that renders performance of services impossible with respect to an asset for at least 30 consecutive days. If a force majeure event results in a diminution in the services we are able to provide to our Parent pursuant to the Terminalling Agreement, our Parent’s minimum service usage commitment would be reduced proportionately for the duration of the force majeure event. If such a force majeure event continues for twelve consecutive months or more, we and our Parent will each have the right to terminate our rights and obligations with respect to the affected services under the Terminalling Agreement.

The Terminalling Agreement has an initial term that expires on December 31, 2014 with additional automatic one-year renewals unless either party terminates the agreement upon one year’s prior notice. The Terminalling Agreement may be assigned by our Parent only with our consent.

The Terminalling Agreement will not apply to any services we may provide to customers other than our Parent.

Access and Use Agreement

In connection with our acquisition of the Acquired Assets, we will enter into the Access and Use Agreement with our Parent and its affiliates. The Acquired Assets include facilities and real property where the finished asphalt product processing and marketing operations retained by our Parent will continue to be located. Pursuant to the Access and Use Agreement, our Parent will reserve the right to access facilities used for both terminalling and storage of liquid asphalt cement and processing of finished asphalt products. In addition, pursuant to the Access and Use Agreement we will be indemnified for any losses that occur from our Parent’s operations at or relating to the Acquired Assets.

BUSINESS

Overview

We are a Delaware limited partnership formed in 2007 by our Parent, a provider of midstream energy services, to own, operate and develop a diversified portfolio of complementary midstream energy assets. We currently provide crude oil gathering, transportation, terminalling and storage services primarily in our core operating areas in Oklahoma, Kansas and Texas. We have entered into the Throughput Agreement pursuant to which we provide crude oil gathering, transportation, terminalling and storage services to our Parent. Our Parent pays us a fee based on the number of barrels of crude oil we gather, transport, terminal or store on behalf of our Parent and has committed to utilize our services at a level that will provide us with minimum monthly fees totaling $76.1 million annually. We intend to acquire and construct a significant amount of additional midstream energy assets, including assets acquired from our Parent and jointly with our Parent.

Consistent with this strategy, we will acquire substantially all of our Parent’s owned domestic liquid asphalt cement terminalling and storage assets for a purchase price of $378.8 million concurrently with the closing of this offering. We believe this acquisition will increase the scope and scale of our operations, provide geographic diversity to our business and position us to pursue future growth opportunities. At September 30, 2007, our Parent had total consolidated net book value of property, plant and equipment of $1.3 billion (including the assets of SemGroup Energy Partners, which represent $0.1 billion of this amount). The Acquired Assets that we will purchase concurrently with the closing of this offering represent approximately $140 million of this amount. In connection with our acquisition of the Acquired Assets, we will enter into the Terminalling Agreement with our Parent pursuant to which our Parent will pay us a fee based on the number of barrels of liquid asphalt cement we terminal or store on behalf of our Parent and will commit to utilize our services at a level that will provide us with minimum monthly fees totaling $58.9 million annually. Our Parent will be obligated to pay us fees in respect of this minimum commitment, regardless of whether such services are actually utilized by our Parent.

Our current network of assets provides our customers the flexibility to access multiple points for the receipt and delivery of crude oil. We do not take title to, or marketing responsibility for, the crude oil that we gather, transport, terminal and store. As a result, our operations have minimal direct exposure to changes in crude oil prices, but the volumes of crude oil we gather, transport, terminal or store are indirectly affected by commodity prices. We generate revenues by charging a fee for services provided at each transportation stage as crude oil is shipped from its origin at the wellhead to destination points such as the Cushing Interchange, to refineries in Oklahoma, Kansas and Texas or to pipelines, as described below:

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Crude oil terminalling and storage assets and services.    We provide crude oil terminalling and storage services at our terminalling and storage facilities located in Oklahoma, Kansas and Texas. We currently own and operate an aggregate of approximately 6.7 million barrels of storage capacity. Of this storage capacity, approximately 4.8 million barrels are located at our terminal in Cushing, Oklahoma. Our Cushing terminal is strategically located within the Cushing Interchange, one of the largest crude oil marketing hubs in the United States and the designated point of delivery specified in all New York Mercantile Exchange, or NYMEX, crude oil futures contracts. Our terminals have a combined capacity to receive or deliver approximately 10.0 million barrels of crude oil per month. We also own approximately 26 acres of additional land within the Cushing Interchange where we can develop additional storage capacity.

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Crude oil gathering and transportation assets and services.    We own and operate two pipeline systems, the Mid-Continent system and the Longview system, collectively consisting of approximately 1,150 miles of pipelines that gather crude oil for our Parent and other third-party customers and transport it to refiners, to common carrier pipelines for ultimate delivery to refiners or to terminalling and storage facilities owned by us and others. Our pipeline gathering and transportation system located in Oklahoma and the Texas Panhandle, which we refer to as the Mid-Continent system, has a combined length of approximately 820 miles. Our second pipeline gathering and transportation system located in

East Texas, which we refer to as the Longview system, consists of approximately 330 miles of tariff-regulated crude oil gathering pipeline. In addition to our pipelines, we use our approximately 200 owned or leased tanker trucks to gather crude oil in Kansas, Oklahoma, Texas, New Mexico and Colorado for our Parent and other third-party customers at remote wellhead locations generally not connected to pipeline and gathering systems and transport the crude oil to aggregation points and storage facilities located along pipeline gathering and transportation systems. In connection with our gathering services, we also provide a number of producer field services, ranging from gathering condensates from natural gas producers to hauling production waste water to disposal wells.

We presently derive a substantial majority of our revenues from services provided to the crude oil purchasing, marketing and distribution operations of our Parent pursuant to a crude oil gathering, transportation, terminalling and storage agreement with our Parent, which we refer to as the Throughput Agreement. Our Parent is obligated to pay us minimum monthly fees totaling $76.1 million annually in respect of the minimum commitments under the Throughput Agreement, regardless of whether such services are actually utilized by our Parent. Our Parent’s crude oil purchasing, marketing and distribution operations are substantially dependent on our services and assets.

Competitive Strengths

We believe we are well positioned to successfully achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

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Stable, fee-based, contracted cash flows.    We believe our fee structure enhances our ability to generate stable and predictable cash flows. Pursuant to the Throughput Agreement and the Terminalling Agreement, our Parent has committed to services at a level that will provide us with minimum monthly fees totaling $135.0 million annually. Our operations have minimal direct exposure to commodity price fluctuations because we do not own or take title to any of the crude oil or liquid asphalt cement that we gather, transport, terminal or store in these operations, but the volumes of crude oil or liquid asphalt cement we gather, transport, terminal or store are indirectly affected by commodity prices.

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Significance and versatility of our Cushing terminal.    Our primary crude oil terminalling and storage facilities are located within the Cushing Interchange, one of the largest crude oil marketing hubs in the United States and the designated point of delivery specified in all NYMEX crude oil futures contracts. We believe that the Cushing Interchange will continue to serve as one of the largest crude oil marketing hubs in the United States. Given this belief and the supply-demand imbalance in the Midwest region of the United States, we expect that our Cushing terminal and its network of complementary assets will continue to provide our Parent and our other customers the ability to effectively manage their crude oil inventories and the flexibility to service their businesses efficiently and to increase their profitability. In addition, we have identified opportunities, should market conditions warrant, to expand our storage capacity and operations at our Cushing terminal to capture incremental crude oil throughput within the Cushing Interchange. We own approximately 26 acres of additional land within the Cushing Interchange where we can develop additional storage capacity.

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Strategically located assets.    We have over 1,150 miles of strategically positioned gathering and transportation pipelines in Oklahoma and Texas. Our Mid-Continent system provides the ability to gather wellhead crude oil from approximately 11,000 wells and transport crude oil directly to our Cushing terminal and other storage facilities, refineries or common carrier pipelines. Our Longview system is a tariff-regulated crude oil pipeline that delivers crude oil to terminalling, refinery and storage facilities at various delivery points in East Texas. We believe that the ability of our systems to transport crude oil to multiple end points, particularly the Cushing Interchange, creates increased demand for our systems, which will in turn result in increased volumes through our systems by allowing our customers, including our Parent, the flexibility to more effectively manage their marketing of crude oil and thereby increase their profitability. In addition, we provide two types of trucking services, crude oil transportation services and producer field services, that complement our pipeline infrastructure. The Acquired Assets include 46 terminalling and storage assets in 23 states. The facilities are strategically located in various markets with [optimal] access to sources of supply and to customers. Market proximity is a key factor in the asphalt and residual fuel oil industries as freight costs, reliability of supply and logistical issues, in general, can have a significant impact on profitability. We believe that the capability and location of the Acquired Assets will provide our Parent the flexibility to more effectively manage their processing and marketing of finished asphalt products.

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Relationship with our Parent.    We expect that our relationship with our Parent will provide us with significant business opportunities. Following this offering, our Parent will continue to own a significant economic interest in us, including indirect ownership of a 37.4% limited partner interest, a 2% general partner interest and incentive distribution rights. Our Parent has indicated that it intends to use us as a growth vehicle to pursue the acquisition and expansion of midstream energy businesses and assets. Following this offering, our Parent will continue to own a diversified portfolio of midstream energy assets in the United States, Canada, Mexico and the United Kingdom. Although we expect to have the opportunity to make acquisitions directly from, or jointly with, our Parent in the future, we cannot say with any certainty which, if any, acquisition opportunities may be made available to us or if we will choose to pursue any such opportunity.

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Well maintained and efficient properties and facilities.    Our gathering, transportation, terminalling and storage systems have been well maintained, resulting in reliable and efficient operations. In December 2000, the United States Congress passed a new pipeline safety act implementing new regulations to ensure the safety and integrity of pipeline systems. These regulations require pipeline companies to regularly evaluate the risk of failure of their pipelines and to conduct physical inspections and implement repairs to affected pipeline systems at a minimum of every five years to ensure they operate in a manner that is safe to the public and the environment. We utilize this continuous pipeline integrity process to evaluate risks to our system through in-line inspection and hydrostatic testing to ensure that we operate in compliance with these regulations, which we believe results in lower costs, minimal downtime and safer operations.

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Financial flexibility to pursue expansion and acquisition opportunities.    In connection with the closing of this offering, we will amend our credit facility pursuant to which we will have approximately $             million of borrowing capacity available for general partnership purposes. We believe the available capacity under this amended credit facility combined with our ability to access the capital markets should provide us with a flexible financial structure that will facilitate our organic expansion and acquisition strategy.

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Experienced management team.    Our Parent has an experienced and knowledgeable executive management team with an average of more than 20 years’ experience in the energy industry who collectively owns an approximate 30.5% interest in our Parent. We expect to directly benefit from this management team’s strengths. The management team has significant experience in the implementation of acquisition, operating and growth strategies in many facets of the energy industry, specifically including crude oil marketing, gathering, transportation, terminalling and storage and other midstream businesses. In addition, the management team has established strong relationships throughout the energy industry with producers, marketers and refiners of crude oil in the United States, which we believe will be beneficial to us in pursuing our own acquisition and organic expansion opportunities.

Business Strategies

Our primary business objectives are to maintain stable cash flows and to increase distributable cash flow per unit over time by becoming a leading provider of midstream services to the energy industry. We intend to accomplish these objectives by executing the following strategies:

•	Leveraging our relationship with our Parent. Our relationship with our Parent provides us access to its extensive pool of operational and commercial expertise. We intend to pursue acquisition opportunities as well as organic growth opportunities with our Parent. For example, as is frequently the case in the energy industry, potential acquisition opportunities may have an element of commodity price risk inherent in their pre-acquisition operations. We expect to be able to pursue such acquisitions jointly with our Parent in a manner that minimizes the direct commodity price exposure to us. In these circumstances, our Parent or one of its affiliates may retain the portion of the acquired business that has direct commodity price exposure and thereby assume most or all of the direct commodity price exposure inherent in the acquired business and incorporate these risks into its overall distribution and marketing operations. We could retain assets and the other portions of the acquired business that do not have direct commodity price exposure. As a result of our affiliation with our Parent, we believe we will be able to aggressively pursue acquisitions that otherwise would not be attractive to us or other midstream service providers because of the commodity price risk inherent in the acquired business’ operations. Consistent with our acquisition of the Acquired Assets, we may also acquire additional assets or businesses directly from our Parent, including assets constructed by our Parent, which will provide us access to a broad array of growth opportunities. Our Parent is not, however, obligated to offer any such acquisition opportunities to us, other than certain liquid asphalt cement terminalling and storage assets, and we are not obligated to purchase any assets or businesses that our Parent might offer to us.

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Pursuing both strategic and accretive acquisitions.    We intend to pursue both strategic and accretive acquisitions within the midstream energy industry, both independently and jointly with our Parent, that will enable us to grow our distributable cash flow per unit and enhance our service capabilities to our Parent and our other customers. We will seek acquisition opportunities in our existing areas of operation that have the potential for operational efficiencies, including higher capacity utilization as well as expansion of those assets. We also may examine midstream energy acquisition opportunities outside our existing area of operations and in new geographic regions.

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Pursuing organic expansion opportunities.    We will continually evaluate opportunities to expand our existing asset base and we will consider constructing additional assets in strategic locations that will allow us to leverage our existing market position and our core competitiveness in the crude oil gathering, transportation, terminalling and storage businesses and the liquid asphalt cement terminalling and storage business. When necessary to meet increases in demand for crude oil or liquid asphalt cement, we will consider increasing storage capacity at our existing facilities. We will also evaluate adding new crude oil gathering and transportation assets to meet increasing demand and to improve integration with our crude oil terminalling and storage facilities. We have the ability to expand capacity at our Cushing terminal either individually or through joint development opportunities with our Parent. Over the last five years, our Parent has added approximately 3.6 million barrels of new crude oil storage capacity to our Cushing terminal. The combination of our undeveloped acreage and connectivity within the Cushing Interchange provides us with a competitive advantage to develop new crude oil terminalling and storage assets at this location to meet additional demand.

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Increasing the profitability of our existing assets.    We expect to improve our operating efficiency and to reduce our costs by monitoring and controlling our cost structure. We intend to make investments to improve the efficiency of our operations and pursue cost saving initiatives. Currently, we are evaluating opportunities to increase profitability of our existing operations by utilizing excess crude oil pipeline and storage capacity to transport and store new supplies of crude oil at minimal incremental cost and by adding third-party volumes to our system directly or through our Parent.

Our Relationship with our Parent

Substantially all of our revenues are generated by providing services to our Parent’s crude oil purchasing, marketing and distribution operations. Our Parent is a privately owned company that provides gathering, transportation, storage, distribution, marketing and other midstream services primarily to independent natural gas and crude oil producers, as well as refiners located along the North American energy corridor from the Gulf Coast to Central Canada and the West Coast of the United Kingdom. Our Parent has a significant asset base consisting primarily of pipelines, gathering systems, processing plants, storage facilities, terminals and other distribution facilities located between North American production and supply areas including the Gulf Coast and Mid-Continent regions of the United States and the province of Alberta, Canada and high demand regions such as the Midwest.

Since our Parent’s inception in April 2000 through September 30, 2007, our Parent has completed 58 acquisitions at an aggregate purchase price of approximately $1.0 billion, excluding amounts paid for working capital. Our Parent has indicated that it intends to use us as a growth vehicle to pursue the acquisition and expansion of midstream energy businesses and assets. As a publicly traded limited partnership, we will have greater liquidity, which we believe will enhance our valuation. In addition, as a publicly traded partnership, we have the ability not only to access the public capital markets (which we believe enable us to have lower overall capital cost than available in private markets resulting in a lower cost of capital and funding costs) but also to use our units as consideration for potential future acquisitions. However, as a result of being a publicly traded partnership, we incur increased legal, accounting and other expenses associated with additional regulatory and compliance matters.

While our relationship with our Parent may benefit us, it is also a source of potential conflicts. For example, our Parent is not restricted from competing with us, except that upon our acquisition of the Acquired Assets, it will be subject to certain limitations on the terminalling and storage of liquid asphalt cement within 50 miles of our liquid asphalt cement facilities. Our Parent owns substantial midstream assets and may acquire, construct or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets, except that upon completion of the acquisition of the Acquired Assets, we will have a right of first refusal on certain of our Parent’s finished asphalt product processing assets if our Parent proposes to transfer such assets to a third party. Please see “Conflicts of Interest and Fiduciary Duties.”

Our Parent will retain a significant indirect interest in our partnership through its ownership of a 37.4% limited partner interest represented by subordinated units, a 2% general partner interest and incentive distribution rights in us. We have entered into the Omnibus Agreement and the Throughput Agreement with our Parent that govern our relationship with our Parent. In connection with our acquisition of the Acquired Assets, we will amend the Omnibus Agreement and will enter into a Terminalling Agreement that will govern our relationship with our Parent relating to liquid asphalt cement terminalling and storage operations. Please see “Certain Relationships and Related Party Transactions—Amended Omnibus Agreement,” “Business—Throughput Agreement” and “The Acquired Assets—Terminalling Agreement.” In addition, to carry out operations, as of September 30, 2007 affiliates of our general partner, which are indirectly owned by our Parent, employed approximately 2,200 people, some of whom provide (or are available to provide) direct support to our operations. Approximately 600 of our Parent’s employees will be dedicated to supporting our operations following the acquisition of the Acquired Assets. We will not have any employees. Please see “—Employees.”

Throughput Agreement

In connection with our initial public offering, we entered into the Throughput Agreement with our Parent. Substantially all of our revenues are derived from services provided to the crude oil purchasing, marketing and distribution operations of our Parent pursuant to this agreement. None of these revenues are reflected in the historical financial statements of our predecessor. Under this agreement, we provide the following services to our Parent:

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Gathering and Transportation Services.    We gather crude oil for our Parent for delivery to refiners, to large common carrier pipelines for ultimate delivery to refiners, to our storage facilities (including our Cushing terminal) or to storage locations owned by others. Under the Throughput Agreement, we charge fees for the following types of pipeline gathering and transportation services:

•	Gathering services. Our Parent is obligated to pay us a fee per barrel gathered on our gathering systems.

•	Pipeline transportation services. Our Parent is obligated to pay us a fee per barrel transported on our Mid-Continent system.

•	Delivery services. Our Parent is obligated to pay us a fee per barrel for deliveries out of our Cushing terminal.

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Trucking services.    We gather crude oil for our Parent from operators at remote wellhead locations not served by pipeline gathering systems. Our trucking fleet delivers such crude oil to our gathering systems located in Oklahoma and Texas, common carrier pipelines or our Cushing terminal. Our Parent pays us a fee per barrel depending on the point of origin and destination for these trucking services.

•	The Throughput Agreement does not apply to any gathering or transportation services on our Longview system or to any producer field services.

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Terminalling and Storage Services.    We provide services relating to the receipt, storage, throughput and delivery of crude oil for our Parent into and out of the tanks located throughout our Mid-Continent system, including at our Cushing terminal, and our Longview system. Our storage services enable our Parent to purchase and store crude oil and sell it at later dates.

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Minimum Throughput and Storage Requirements.    Under the Throughput Agreement, the gathering services and pipeline transportation services we provide to our Parent (other than gathering and pipeline transportation services provided on the Longview system) are subject to minimum throughput requirements each month, regardless of the amount of such services actually used by our Parent in a given month. Our Parent has committed to utilize a minimum of 80% of our historical average volume of trucking services. In addition, our Parent has committed to use services constituting 80% of our total storage capacity. Our Parent is obligated, regardless of the amount of services actually used by our Parent in a given month, to pay us a fee per barrel for the first 80% of our storage capacity. If our Parent utilizes any of these services in excess of these minimum throughput, trucking or storage requirements, our Parent will pay us a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, we are able to contract with other customers for services in excess of these minimum commitments and we are not obligated to provide any services in excess of the minimum requirements to our Parent.

Based on these minimum throughput, trucking and storage requirements, our Parent is obligated to pay us minimum monthly fees totaling $45.3 million and $30.8 million annually for our crude oil gathering and transportation services and our terminalling and storage services, respectively, but we expect to earn incremental revenues for providing these services. The pipeline trucking unloading services we provide to our Parent pursuant to the Throughput Agreement are not subject to any minimum usage requirements.

The Throughput Agreement contains a Consumer Price Index adjustment that may offset a portion of any increased costs that we incur. If new laws or regulations that affect these services generally are enacted that require us to make substantial and unanticipated capital expenditures, we will have the right to negotiate an upfront payment or monthly surcharge to be paid by our Parent for the use of our services to cover our Parent’s pro rata portion of the cost of complying with these laws or regulations, after we have made efforts to mitigate their effect. We and our Parent are obligated to negotiate in good faith to agree on the level of the monthly surcharge. The surcharge will not apply in respect of routine capital expenditures.

Our Parent’s obligations may be temporarily suspended during the occurrence of a force majeure event that renders performance of services impossible with respect to an asset for at least 30 consecutive days. If a force majeure event results in a diminution in the services we are able to provide to our Parent pursuant to the Throughput Agreement, our Parent’s minimum service usage commitment would be reduced proportionately for the duration of the force majeure event. If such a force majeure event continues for twelve consecutive months or more, we and our Parent will each have the right to terminate our rights and obligations with respect to the affected services under the Throughput Agreement.

The Throughput Agreement has an initial term of seven years with additional automatic one-year renewals unless either party terminates the agreement upon one year’s prior notice. Our Parent’s obligations under the Throughput Agreement will not terminate if our Parent no longer owns our general partner. The Throughput Agreement may be assigned by our Parent only with our consent.

The Throughput Agreement does not apply to any services we provide to customers other than our Parent.

Our Parent’s Operations

Our Parent conducts its business through the following seven operating divisions:

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SemCrude—SemCrude markets crude oil purchased from producers and other suppliers to refiners and other customers. SemCrude’s purchasing, marketing and distribution operations include the purchase of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities. After utilizing our pipelines, terminals and trucks or similar services offered by other providers, SemCrude subsequently resells or exchanges the crude oil at various delivery points. SemCrude owns gathering and transportation pipeline systems in Kansas and Oklahoma with a combined length of approximately 660 miles. SemCrude also owns approximately 150 acres within the Cushing Interchange that is available for expansion and currently is in the planning stage of constructing additional storage capacity. Pursuant to the Throughput Agreement, we support SemCrude’s crude oil marketing operations.

On February 9, 2007, our Parent announced that White Cliffs Pipeline, L.L.C., a majority owned subsidiary of SemCrude, will build an approximate 550 mile crude oil pipeline extending from Colorado’s DJ Basin, an area well known for its oil and natural gas reserves, to our Cushing terminal. The pipeline will be owned and operated by SemCrude and is expected to be operational by January 2009. We will not receive any transportation revenues from shipments on this pipeline.

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SemFuel—SemFuel purchases, ships, stores, markets and distributes gasoline and distillates. SemFuel purchases inventory and utilizes its preferred shipper status on key third-party pipelines, including Magellan, Valero/Kaneb, Explorer, TEPPCO and West Shore, and owned and leased terminals and storage facilities to supply its customers. As of September 30, 2007, SemFuel’s assets included four owned terminals and one leased terminal, seven bulk distribution facilities in the Midwest, strategically located storage tanks totaling more than 4.3 million barrels of owned and leased storage capacity (including approximately 0.8 million barrels of storage capacity at the Tulsa/Glenpool, Oklahoma hub and another 0.2 million barrels of storage capacity currently under construction in El Dorado, Kansas) and delivery capacity at numerous rack terminals in 15 states, primarily in the Midwest.

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SemCanada—SemCanada is the largest licensed sour gas processor by capacity in the province of Alberta, Canada. SemCanada owns majority interests in three sour gas processing plants with an aggregate licensed capacity of 1.5 Bcf/d; a 68% working interest in over 600 miles of inter-connected sweet and sour gas gathering systems; sales gas connections to the TransCanada West (Nova) Gathering System and Alliance Pipeline; additional dehydration and compression facilities and one sweet gas processing plant. Sour gas plants are specially equipped to remove hydrogen sulfide from sour gas, which constitutes approximately 30% of total natural gas production in Canada. For the nine months ended September 30, 2007, SemCanada’s processing facilities had natural gas throughput of approximately 578,000 Mcf/d. SemCanada’s natural gas and crude oil marketing activities consist of wholesale aggregation and retail marketing activities. During the nine months ended September 30, 2007, SemCanada marketed more than 370,000 Mmbtu/d of natural gas and transported and marketed more than 74,000 Bpd of crude oil. SemCanada also owns and operates six blending facilities that marketed and exchanged approximately 20,120 Bpd of crude oil during the nine months ended September 30, 2007.

•	SemMaterials—SemMaterials supplies finished asphalt products primarily used in road paving and repair to over 2,000 customers in the United States and Mexico, including federal, state and local governmental agencies and national, regional and local contractors. SemMaterials purchases liquid asphalt cement from refineries, where liquid asphalt cement is typically a by-product, and supplies both basic asphalt cement and value-added asphalt cutbacks and emulsions to customers. As of September 30, 2007, SemMaterials’ assets included 64 owned or leased asphalt terminals in 23 states in the United States and 13 terminals in Mexico, comprising an aggregate of approximately 8.3 million barrels of owned storage capacity, seven regional technical centers, 175 trailers and more than 1,300 leased railcars to transport material and more than 25 patents. Although SemMaterials will continue to process and market finished asphalt products following this offering, substantially all of the physical assets of SemMaterials’ business, including the assets that comprise the Acquired Assets, will be acquired by us concurrently with the closing of this offering. SemMaterials will retain finished asphalt product processing and marketing assets, including certain leased terminals used for storage and processing of liquid asphalt cement and finished asphalt products. Pursuant to the Terminalling Agreement, we will continue to provide terminalling and storage facilities to SemMaterials’ finished asphalt product processing and marketing operations.

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SemStream—SemStream purchases, ships, stores, terminals and markets natural gas liquids, or NGLs, with a principal focus on propane. SemStream’s assets include ten propane terminals located in the Southern, Midwest and Pacific Northwest regions of the United States, and owned and leased storage capacity of approximately 8.0 million barrels, a majority of which is located at Conway, Kansas, one of the largest NGL hubs in the United States. For the nine months ended September 30, 2007, SemStream terminalled and marketed more than 52,000 Bpd of NGLs.

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SemGas—SemGas was established in November 2004 to develop natural gas storage to meet a growing need for peak-day natural gas deliverability and “swing” gas capability at local distribution companies and gas-fired electric power producers. To date, its activities have consisted primarily of acquiring and developing natural gas storage assets and related natural gas gathering, transportation and processing assets, including the Wyckoff depleted natural gas reservoirs in Steuben County, New York; the Cohocton salt caverns located in the same area; and a natural gas processing plant and 647 miles of natural gas gathering pipelines in Kansas and Oklahoma. In addition, in October 2006 SemGas completed the acquisition of substantially all of the assets of Dornick Hills Midstream Ltd., including a natural gas processing plant and approximately 160 miles of a natural gas gathering system in Cooke and Grayson counties in North Central Texas.

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SemEuro—SemEuro owns more than 9.2 million barrels of storage capacity for crude oil, gasoline blendstocks and jet fuel that it leases to third parties for a fee. Located on the West Coast of the United Kingdom at a deep water port capable of handling tankers carrying up to 1.0 million barrels of product, the facility is located near key United Kingdom refineries with pipeline connectivity. Our Parent has established a marketing office in Geneva, Switzerland that is primarily responsible for sourcing foreign crude oil and refined products, storing the product in Europe and delivering the product to East Coast and Gulf Coast markets in the United States.

Crude Oil Industry Overview

We currently provide gathering, transportation, storage and terminalling services to our Parent, independent producers, marketers and refiners of crude oil products. The market we serve, which begins at the source of production and extends to the point of distribution to the end user customer, is commonly referred to as the “midstream” market. We operate primarily in Oklahoma, Kansas and Texas where there are extensive crude oil production operations in place and our assets extend from gathering systems and trucking networks in and around these producing fields to transportation pipelines carrying crude oil to logistics hubs, such as the Cushing Interchange, where we have substantial terminalling and storage facilities that aid our Parent and our other customers in managing the delivery of their crude oil. The following graphic depicts the entirety of the industry, from production through the refining stage, and highlights the areas in which we operate within the midstream portion of the industry.

Gathering and transportation.    Pipeline transportation is generally considered the lowest cost method for shipping crude oil and refined petroleum products to other locations. Crude oil and refined products pipelines transport about two-thirds of the petroleum shipped in the United States. Crude oil pipelines transport oil from the wellhead to logistics hubs and/or refineries. Logistics hubs like the Cushing Interchange provide storage and connections to other pipeline systems and modes of transportation, such as tankers, railroads, and trucks. Barges and railroads provide additional transportation capabilities for shipping crude oil between gathering storage systems, pipelines, terminals and storage centers and end-users. Barge transportation is typically a cost-efficient mode of transportation that allows for the ability to transport large volumes of crude oil over long distances.

Trucking complements pipeline gathering systems by gathering crude oil from operators at remote wellhead locations not served by pipeline gathering systems. These trucks can also be used to transport crude oil to aggregation points and storage facilities, which are generally located along pipeline gathering and transportation systems. Trucking is generally limited to low volume, short haul movements where other alternatives to pipeline transportation are often unavailable. Trucking costs escalate sharply with distance, making trucking the most expensive mode of crude oil transportation. Despite being small in terms of both volume per shipment and distance, trucking is an essential component to the completeness of the oil distribution system.

Terminalling and storage.    Terminalling and storage facilities complement the crude oil pipeline gathering and transportation systems. Terminals are facilities where crude oil is transferred to or from a storage facility or transportation system, such as a gathering pipeline, to another transportation system, such as trucks or another pipeline. Terminals play a key role in moving crude oil to end-users such as refineries by providing the following services:

•	storage and inventory management;

•	distribution; and

•	blending to achieve specified grades of crude oil.

Storage and terminalling assets generate revenues through a combination of storage and throughput charges to third parties. Storage fees are generated when tank capacity is provided to third parties. Terminalling fees, also referred to as throughput fees, are generated when a terminal receives crude oil from a shipper and redelivers it to another shipper. Both storage and terminalling fees are earned from refiners and gatherers that need segregated storage or custom blended crude oils for refining feedstocks, pipeline operators, refiners or traders that need segregated storage for foreign cargoes, traders who make or take delivery under NYMEX contracts and producers and marketers that seek to increase their marketing alternatives.

Overview of the U.S. market.    Refined petroleum products, such as jet fuel, gasoline and distillate fuel oil, are all sources of energy derived from crude oil. According to data compiled by the Energy Information Administration, or EIA, petroleum currently accounts for about 40% of the nation’s total annual energy consumption of 100 quadrillion Btu. Growth in petroleum consumption is expected to keep pace with growth in overall energy consumption over the next 20 to 25 years. The EIA expects petroleum consumption to grow annually at 1.0% between 2005 and 2030.

Overview of the Cushing Interchange.    The Cushing Interchange is one of the largest crude oil marketing hubs in the United States and the designated point of delivery specified in all NYMEX crude oil futures contracts. As the NYMEX delivery point and a cash market hub, the Cushing Interchange serves as the primary source of refinery feedstock for Midwest refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil. The following table lists substantially all of the incoming pipelines connected to the Cushing Interchange, the proprietary terminals within the complex and all outgoing pipelines from the Cushing Interchange for delivery throughout the United States:

Incoming Pipelines to Cushing Interchange	Cushing Interchange Proprietary Terminals	Outgoing Pipelines from Cushing Interchange

SemGroup Energy Partners, L.P.

SemGroup, L.P. (our Parent)

BP p.l.c.

TEPPCO Partners, L.P.

Basin Pipeline

Sunoco Logistics Partners, L.P.

Plains All American Pipeline, L.P.

Seaway Crude Pipeline Company

ConocoPhillips

Enbridge Energy Partners, L.P.

	SemGroup Energy Partners, L.P. BP p.l.c. TEPPCO Partners, L.P. Basin Pipeline Enbridge Energy Partners, L.P. Plains All American Pipeline, L.P. ConocoPhillips Seaway Crude Pipeline Company	BP p.l.c. Cush-Po, Inc. ConocoPhillips Sunoco Logistics Partners, L.P. Enbridge Energy Partners, L.P. Osage Pipeline Company, LLC Ozark Pipeline Plains All American Pipeline, L.P.

Due to our pipeline and terminalling infrastructure, we have the ability to receive and/or deliver, directly or indirectly, to all pipelines and terminals within the Cushing Interchange.

Our Crude Oil Assets and Services

Terminalling and Storage Services

Crude Oil Terminalling and Storage Services.    With approximately 6.7 million barrels of above-ground crude oil terminalling facilities and storage tanks, we are able to provide our Parent and other customers the ability to effectively manage their crude oil inventories and significant flexibility in their marketing and operating activities. Our crude oil terminalling and storage assets are located throughout our core operating areas with the majority of our crude oil terminalling and storage strategically located at the Cushing Interchange.

Our crude oil terminals and storage assets receive crude oil products from pipelines, including those owned by us, and distribute these products to interstate common carrier pipelines and regional independent refiners, among other third parties.

Our crude oil terminals derive most of their revenues from terminalling fees charged to customers. Our Parent is our primary customer and, pursuant to the Throughput Agreement, our Parent pays us a fee based on the number of barrels we gather, transport, terminal or store and has committed to utilize our services at certain levels. See “—Throughput Agreement.”

The table below sets forth the total average barrels stored at and delivered out of our Cushing terminal in each of the periods presented and the total storage capacity at our Cushing terminal and at our other terminals at the end of such periods:

	Year Ended December 31,				Nine Months Ended September 30, 2007
	2003	2004	2005	2006
Average crude oil barrels stored per month at our Cushing terminal	284,389	721,590	1,371,281	2,695,766	2,372,419
Average crude oil delivered (Bpd) to our Cushing terminal(1)	26,258	31,074	30,143	44,889	64,419
Total storage capacity at our Cushing terminal (barrels at end of period)	793,200	793,200	3,493,200	4,370,000	4,765,000
Total other storage capacity (barrels at end of period)	2,329,490	2,329,490	2,048,890	1,952,150	1,952,150

(1)	Petroleum product prices may be contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. Our terminalling and storage services benefit most from an increasing price environment, when a premium is placed on storage, and our gathering and transportation services benefit most from a declining price environment when a premium is placed on prompt delivery.

The following table outlines the location of our crude oil terminals and their storage capacities and number of tanks as of September 30, 2007:

Location	Storage Capacity (barrels)	Number of Tanks
Cushing, Oklahoma	4,765,000	29
Longview, Texas	430,000	7
Other(1)	1,522,150	81

Total	6,717,150	117

(1)	Consists of miscellaneous storage tanks located at various points along our pipelines.

Cushing Terminal.    One of our principal assets is our Cushing terminal, which is located within the Cushing Interchange in Cushing, Oklahoma. Currently, we own and operate 29 crude oil storage tanks with approximately 4.8 million barrels of storage capacity at this location. We believe that we are the fourth largest operator within the Cushing Interchange with an estimated 15% of the total storage capacity, including the additional 395,000 barrels of net storage capacity discussed below.

We completed construction of three new storage tanks with approximately 450,000 barrels of additional capacity at our Cushing terminal in March 2007. We also decommissioned 55,000 barrels of storage capacity at this location in March 2007. We also own 26 additional acres of land within the Cushing Interchange that is available for future expansion. This acreage is capable of housing an additional 1.5 million barrels of storage in four to six above ground tanks. Our Parent also owns approximately 150 acres that are available for expansion within the Cushing Interchange and currently is in the planning stage of constructing additional storage capacity.

Our predecessor purchased the Cushing terminal in 2000 at which time the facility had approximately 790,000 barrels of storage capacity. The storage capacity of our Cushing terminal was substantially expanded in a series of phases beginning in 2002. The most recent storage expansion project was completed in 2006 and consisted of ten additional storage tanks with a total of 2.2 million barrels of capacity. Our Parent uses the Cushing terminal and our other storage assets to conduct its crude oil business and has been the primary driver of the increased volumes terminalled and stored each year since our predecessor purchased the assets.

Our Cushing terminal was constructed over the last 50 years and it has an expected remaining life of at least 20 years. Over 85% of our total storage capacity in our Cushing terminal has been built since 2002. We estimate that all of our tanks have a weighted average age of seven years. The relatively young age of our tanks helps reduce required maintenance capital at our Cushing terminal.

The design and construction specifications of our storage tanks meet or exceed the minimums established by the American Petroleum Institute, or API. Our storage tanks also undergo regular maintenance inspection programs that are more stringent than established governmental guidelines. We believe that these design specifications and inspection programs will result in lower future maintenance capital costs to us.

A key attribute of our Cushing terminal is that through our pipeline and gathering system interface, we have access and connectivity to all the terminals located within the Cushing Interchange. This connectivity is a key attribute of our Cushing terminal because it provides us the ability to deliver to virtually any customer within the Cushing Interchange.

Our Cushing terminal can receive crude oil from our Mid-Continent system as well as from pipelines owned by our Parent, BP Amoco, TEPPCO, Basin, Sunoco Logistics Partners, Plains All American, Seaway, ConocoPhillips, Enbridge Energy Partners and two truck racks. Our Cushing terminal’s pipeline connections to major markets in the Mid-Continent region provide our customers with marketing flexibility. Our Cushing terminal can deliver crude oil via pipeline and, in the aggregate, is capable of receiving and/or delivering 282,000 Bpd of crude oil.

Longview Terminal.    We own and operate the Longview terminal, located in Longview, Texas, consisting of seven tanks with a total storage capacity of 430,000 barrels. We use our Longview terminal in connection with our Longview system. The Longview terminal can receive and ship crude oil in both directions at the same time. A number of other potential customers have access to the Longview terminal. Our predecessor acquired the Longview terminal in 2000. Since 2000, our predecessor has conducted several expansion projects to increase the capacity and connectivity of our Longview terminal. The Longview terminal was constructed beginning in the 1940s and we believe it has a remaining life of at least 20 years.

Gathering and Transportation Services

Pipeline Gathering and Transportation Services.    We own and operate a crude oil gathering and transportation system in the Mid-Continent region of the United States with a combined length of approximately 820 miles and a 330 mile tariff regulated crude oil gathering and transportation pipeline in the Longview, Texas area.

System	Asset Type	Length (miles)	Average Throughput for Year Ended December 31, 2006 (Bpd)	Average Throughout for Nine Months Ended September 30, 2007 (Bpd)	Pipe Diameter Range
Mid-Continent	Gathering and transportation pipelines	820	28,762	31,874	4” to 20”
Longview	Gathering and transportation pipelines	330	36,493	27,731	6” to 8”

Mid-Continent System.    Our Mid-Continent gathering and transportation system consists of approximately 820 miles of gathering pipelines that, in aggregate, gather wellhead crude oil from approximately 11,000 wells for transport to our primary transportation systems that provide access to our Cushing terminal and other storage facilities. The Oklahoma portion of our Mid-Continent system consists of approximately 790 miles of various sized pipeline. Crude oil gathered into the Oklahoma portion of our Mid-Continent system is transported to our Cushing terminal or delivered to local area refiners. The Mid-Continent system also includes a small, 34-mile gathering and transportation system in the Texas Panhandle near Dumas, Texas. Crude oil collected through the Texas Panhandle portion of our Mid-Continent system is transported by pipeline and delivered to a ConocoPhillips refinery near Borger, Texas. For the year ended December 31, 2006 and the nine months ended September 30, 2007, this system gathered an average of approximately 28,762 Bpd and 31,874 Bpd of crude oil, respectively. Our Parent historically has been the sole shipper on our Mid-Continent system. The Mid-Continent system was constructed in various stages beginning in the 1940s and we believe it has a remaining life of at least 20 years.

Longview System.    Our Longview system consists of approximately 330 miles of tariff regulated crude oil gathering pipeline. The East Texas portion of this system delivers to crude oil terminalling, refinery and storage facilities at various delivery points in the East Texas region. Our Longview system also includes a small pipeline gathering system (Thompson-to-Webster) located near Houston, Texas. The Thompson-to-Webster gathering system, located south of Houston, consists of 42 miles of 6” and 8” pipeline. Deliveries made from this gathering system are transported to refineries in the Baytown/Texas City area. Shippers on the Longview system include our Parent, ExxonMobil, Plains All American L.P., Delek, Eastex, Sunoco Logistics Partners L.P. and Wapiti. The Longview system was constructed in various stages beginning in the 1940s and we believe it has a remaining life of at least 20 years.

Trucking Services.    We provide two types of trucking services: crude oil transportation services and producer field services.

Crude Oil Transportation Services.    To complement our pipeline gathering and transportation business, we use our approximately 200 owned or leased tanker trucks, which have an average tank size of approximately 200 barrels. Our tanker trucks moved an average of 53,490 Bpd and 66,402 Bpd, respectively, for the year ended December 31, 2006 and the nine months ended September 30, 2007 from wellhead locations not served by pipeline gathering systems to aggregation points and storage facilities. Several of our trucking services operating areas, such as West Texas, are not currently served by our gathering and transportation pipeline systems. In these areas, our trucking operations extend our ability to gather and aggregate crude oil on our systems. This ability allows the crude oil marketing customers we serve, particularly our Parent, to increase the level of service they are able to provide to their customers and facilitates the transportation of incremental volumes on our system. The following table outlines the distribution of our trucking assets among our operating areas as of September 30, 2007:

State	Number of Trucks
Oklahoma	50
Kansas	32
Dumas, Texas	34
West Texas/New Mexico	71
Colorado	9

Total	196

Normally we assign trucks to a specific area but, when needed, we can temporarily relocate them to meet demand. We dispatch our drivers with advanced computer technology out of central locations in Oklahoma City, Oklahoma, Abilene, Texas and Dumas, Texas. The drivers are provided with hand-held computers and after loading, the drivers provide the customers with a printed computer generated ticket with the information needed for payment. The hand-held computer can transmit as well as receive needed information to accomplish daily workloads. The drivers are also provided mobile communications to enhance safety and security.

Producer Field Services.    We provide a number of producer field services for companies such as Duke Energy, ONEOK and ConocoPhillips. These services include gathering condensates by way of bobtail trucks for natural gas companies to hauling produced water to disposal wells, providing hot and cold fresh water, chemical and down hole well treating, wet oil clean up and building and maintaining separation facilities. We provide these services at contractual hourly rates. Our producer service fleet consists of approximately 106 trucks in a number of different sizes. Currently, we operate 17 different producer service facilities and have the ability to tailor our services to fit the needs of our customers.

Competition

As a result of our contractual relationship with our Parent pursuant to the Throughput Agreement, we believe that we do not face significant competition for our Parent’s crude oil volumes that we gather, transport, terminal and store during the term of our Throughput Agreement. However, we are still subject to competition from other crude oil gathering, transportation, terminalling and storage operations that may be able to supply our other customers (and our Parent to the extent not covered by the Throughput Agreement) with the same or comparable services on a more competitive basis. We compete with national, regional and local gathering, storage and pipeline companies and liquid asphalt cement storage and processing companies, including the major integrated oil companies, of widely varying sizes, financial resources and experience. With respect to our gathering and transportation services, these competitors include TEPPCO Partners, L.P., Plains All American Pipeline, L.P., ConocoPhillips, Sunoco Logistics Partners L.P. and National Cooperative Refinery Association, among others. With respect to our storage and terminalling services, these competitors include BP plc, Enbridge Energy Partners, L.P. and Plains All American Pipeline, L.P. Several of our competitors conduct portions of their operations through publicly traded partnerships with structures similar to ours, including Plains All American Pipeline, L.P., TEPPCO Partners, L.P. and Sunoco Logistics Partners L.P. In particular, our ability to compete could be harmed by factors we cannot control, including:

•

price competition from gathering, transportation, terminalling and storage companies, some of which are substantially larger than us and have greater financial resources, and control substantially greater storage capacity, than we do;

•	the perception that another company can provide better service;

•	the availability of crude oil alternative supply points, or crude oil supply points located closer to the operations of our Parent or Parent’s customers; and

•

a decision by our Parent to acquire or construct crude oil midstream assets and provide gathering, transportation, terminalling or storage services in geographic areas, or to customers, served by our assets and services.

If we are unable to compete with services offered by other midstream enterprises, our ability to make distributions to our unitholders may be adversely affected. Additionally, we also compete with national, regional and local terminal and pipeline companies, including potentially our Parent, for asset acquisitions and expansion opportunities. Some of these competitors are substantially larger than us and have greater financial resources and lower costs of capital than we do.

Regulation

Longview System.    The FERC pursuant to the Interstate Commerce Act of 1887, or ICA, as amended, the Energy Policy Act of 1992 (“Energy Policy Act”), and rules and orders promulgated thereunder, regulates the tariff rates for our Longview system. The FERC requires that interstate oil pipelines file tariffs that contain rules and regulations governing the rates and charges for services performed. These tariffs apply to the interstate movement of crude and liquid petroleum products. Pursuant to the ICA, the rates, terms and conditions for providing service on ICA-regulated pipelines must be just and reasonable, and the service must be provided on a non-discriminatory basis. The ICA permits interested persons to challenge proposed new or changed rates and authorizes the FERC to suspend the effectiveness of such rates for a period of up to seven months and to investigate such rates. If, upon completion of an investigation, the FERC finds that the new or changed rate is unlawful, it is authorized to require the carrier to refund the revenues in excess of the prior tariff during the term of the investigation. The FERC may also investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to two years prior to the filing of a complaint.

All of our FERC regulated rates are deemed just and reasonable, or grandfathered, under the Energy Policy Act. The Energy Policy Act limits the circumstances under which a complaint can be made against such grandfathered rates. In order to challenge grandfathered rates, a party would have to show that it was previously contractually barred from challenging the rates, or that the economic circumstances of the liquids pipeline that were a basis for the rate or the nature of the service underlying the rate had substantially changed or that the rate was unduly discriminatory or preferential.

We cannot predict what rates we will be allowed to charge in the future for service on our Longview system. Furthermore, because rates charged for transportation services must be competitive with those charged by other transporters, the rates set forth in our tariffs will be determined based on competitive factors in addition to regulatory considerations.

Gathering and Intrastate Pipeline Regulation.    In the states in which we operate, regulation of crude gathering facilities and intrastate crude pipeline facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. For example, our intrastate crude pipeline facilities in Texas must have a tariff on file and charge just and reasonable rates for service, which much be provided on a non-discriminatory basis. Although state regulation is typically less onerous than at FERC, proposed and existing rates subject to state regulation and the provision of non-discriminatory service are subject to challenge by complaint.

Pipeline Safety.    The laws and regulations in the states in which we operate are subject to change, resulting in potentially more stringent requirements and increased costs. For instance, in Texas, the Texas Railroad Commission, or RRC, incorporates into its own rules those federal safety standards for hazardous liquids pipelines contained in Title 40, Part 195 of the Federal Code of Regulations. In September 2006, the DOT proposed an amendment of Part 195 by broadening the scope of coverage to include certain rural onshore hazardous liquid gathering and low-stress pipeline systems found near “unusually sensitive areas,” including non-populated areas requiring extra protection because of the presence of sole source drinking water resources, endangered species, or other ecological resources. Also, on December 6, 2006, the Congress passed, and on December 29, 2006, President Bush signed into law the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, or the 2006 Pipeline Safety Act, which reauthorizes and amends the DOT’s pipeline safety programs. Included in the 2006 Pipeline Safety Act is a provision eliminating the regulatory exemption contained in Part 195 for hazardous liquid pipelines operated at low stress. While no new Part 195 regulations have yet been finalized in response to this proposal and legislative reauthorization, final DOT rules are expected in 2008. Owing to the RRC’s incorporation by reference of the safety standards contained in Part 195, the issuance of any new gathering and low-stress pipeline safety regulations, including requirements for integrity management of those pipelines, are likely to increase the operating costs of our pipelines subject to such new requirements, and we currently cannot provide any assurances that such future costs will not be material.

Trucking Regulation.    We operate a fleet of trucks to transport crude oil and oilfield materials as a private, contract and common carrier. We are licensed to perform both intrastate and interstate motor carrier services. As a motor carrier, we are subject to certain safety regulations issued by the DOT. The trucking regulations cover, among other things, driver operations, maintaining log books, truck manifest preparations, the placement of safety placards on the trucks and trailer vehicles, drug and alcohol testing, safety of operation and equipment, and many other aspects of truck operations. We are also subject to OSHA requirements with respect to our trucking operations.

Environmental, Health and Safety Risks

General.    Our midstream crude oil gathering, transportation, terminalling and storage operations, together with the liquid asphalt cement terminalling and storage assets we are acquiring from our Parent, are subject to stringent federal, state, and local laws and regulations relating to the discharge of materials into the environment or otherwise relating to protection of the environment. As with the midstream and liquid asphalt cement industries generally, compliance with current and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade equipment and facilities. Failure to comply with these laws and regulations may result in the assessment of significant administrative, civil and criminal penalties, the imposition of investigatory and remedial liabilities, and even the issuance of injunctions that may restrict or prohibit some or all of our operations. We believe that our operations are in substantial compliance with applicable laws and regulations. However, environmental laws and regulations are subject to change, resulting in potentially more stringent requirements, and we cannot provide any assurance that the cost of compliance with current and future laws and regulations will not have a material affect on our results of operations or earnings.

There are also risks of accidental releases into the environment inherent in the nature of both our midstream and liquid asphalt cement operations, such as leaks or spills of petroleum products or hazardous materials from our pipelines, trucks, terminals and storage facilities. A discharge of hazardous materials into the environment could, to the extent such event is not covered by insurance, subject us to substantial expense, including costs related to environmental clean-up or restoration, compliance with applicable laws and regulations, and any personal injury, natural resource or property damage claims made by neighboring landowners and other third parties.

The following is a summary of the more significant current environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may require material capital expenditures or have a material adverse impact on our results of operations or financial position.

Water.    The federal Clean Water Act and analogous state and local laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States and state waters. Permits must be obtained to discharge pollutants into these waters. The Clean Water Act and analogous laws provide significant penalties for unauthorized discharges and impose substantial potential liabilities for cleaning up spills and leaks into water. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. We believe that we are in substantial compliance with any such applicable state requirements. Although we can give no assurances, we believe that compliance with existing permits and foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

The federal Oil Pollution Act, as amended, or OPA, was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972, the Clean Water Act, and other statutes as they pertain to prevention and response to oil spills. The OPA, and analogous state and local laws, subject owners of facilities used for storing, handling or transporting oil, including trucks and pipelines, to strict, joint and potentially unlimited liability for containment and removal costs, natural resource damages and certain other consequences of an oil spill, where such spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. The OPA, the Clean Water Act and other analogous laws also impose certain spill prevention, control and countermeasure requirements, such as the preparation of detailed oil spill emergency response plans and the construction of dikes and other containment structures to prevent contamination of navigable or other waters in the event of an oil overflow, rupture or leak. We believe that we are in substantial compliance with applicable OPA and analogous state and local requirements.

Air Emissions.    Our operations are subject to the federal Clean Air Act, as amended, as well as to comparable state and local laws. We believe that our operations are in substantial compliance with these laws in those areas in which we operate. Amendments to the federal Clean Air Act enacted in 1990 imposed a federal operating permit requirement for major sources of air emissions. Some of our midstream and liquid asphalt cement terminals hold such a permit, which is referred to as a “Title V permit.” We may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with obtaining or maintaining permits and approvals addressing air emission related issues. Although we can provide no assurance, we believe future compliance with the federal Clean Air Act, as amended, will not have a material adverse effect on our financial condition or results of operations.

Further, recent scientific studies have suggested that emissions of certain gases, including carbon dioxide and methane, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, several states have already passed laws, adopted regulations or undertaken regulatory initiatives to reduce the emission of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. Also, as a result of the U.S. Supreme Court’s decision on April 2, 2007 in Massachusetts v. EPA, the U.S. Environmental Protection Agency or “EPA” may be required to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks) even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. The Court’s holding in Massachusetts that greenhouse gases fall under the federal Clean Air Act’s definition of “air pollutant” may also result in future regulation of greenhouse gas emissions from stationary sources under certain Clean Air Act programs. Although the consequences of the Massachusetts decision cannot be predicted with certainty, such regulation could take the form of new federal standards that affect facilities with greenhouse gas emissions, as well as possible consideration of greenhouse gases during air permitting of facilities. Passage of climate control legislation by Congress or various states of the U.S. or the adoption of regulations by the EPA and analogous state agencies that restrict or otherwise regulate emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations and demand for our services.

Solid Waste Disposal and Environmental Remediation.

The Comprehensive Environmental Response, Compensation, and Liability Act, as amended, or CERCLA, also known as Superfund, as well as comparable state and local laws, impose liability without regard to fault or the legality of the original act, on certain classes of persons associated with the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site or sites where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Under CERCLA, such persons may be subject to strict joint and several liability for cleanup costs, for damages to natural resources, and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by releases of hazardous substances or other pollutants. We generate materials in the course of our operations that are regulated as hazardous substances. Beyond the federal statute, many states have enacted environmental response statutes that are analogous to CERCLA.

We generate wastes, including “hazardous wastes,” that are subject to the requirements of the federal Resource Conservation and Recovery Act, as amended, or RCRA, as well as to comparable state and local laws. While normal costs of complying with RCRA would not be expected to have a material adverse effect on our financial conditions, we could incur substantial expense in the future if the RCRA exclusion for oil and gas waste were eliminated. Should our oil and gas wastes become subject to RCRA, we, along with our competitors, would become subject to more rigorous and costly disposal requirements, resulting in additional capital expenditures or operating expenses for us and the midstream industry in general.

We currently own or lease and, with respect to the Acquired Assets will own, properties where hazardous substances are being handled or have been handled for many years. Although we believe that operating and disposal practices that were standard in the midstream and liquid asphalt cement industries at the time were utilized at properties leased or owned by us, historical releases of hazardous substances or associated generated wastes have occurred on or under the properties owned or leased by us and, with respect to the Acquired Assets to be owned by us, or on or under other locations where these wastes were taken for disposal. In addition, many of these properties have been operated in the past by third parties whose treatment and disposal or release of hazardous substances or associated generated wastes were not under our control. These properties and the materials disposed on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously spilled hazardous materials or associated generated wastes (including wastes disposed of or released by other site occupants or by prior owners or operators), or to clean up contaminated property (including contaminated groundwater).

Contamination resulting from the release of hazardous substances or associated generated wastes is not unusual within the midstream and liquid asphalt cement industries. We have received, and with regard to the Acquired Assets will receive, contractual protections in the form of environmental indemnifications from several predecessor operators for some properties acquired by us that are or may be contaminated as a result of historical operations. These contractual indemnifications typically are subject to specific monetary and term limits that must be satisfied before indemnification will apply. In addition, we have insured certain of our properties against certain remediation costs that might be incurred from contamination unknown to us at the time of conveyance to us. There can be no guarantee, however, that the actual remediation costs or associated liabilities will not exceed the amounts subject to indemnity or covered by insurance or be excluded from insurance coverage altogether or that the indemnitor will honor its contractual indemnification obligations.

Other assets we have acquired or will acquire in the future may have environmental remediation liabilities for which we are not indemnified. In the future, we likely will experience releases of hazardous materials, including petroleum products, into the environment from our pipeline terminalling and storage operations, or discover releases that were previously unidentified. Although we maintain a program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to environmental releases from our assets may substantially affect our business.

OSHA.    We are subject to the requirements of OSHA, as well as to comparable state and local laws that regulate the protection of worker health and safety. In addition, the OSHA hazard communication standard requires that certain information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with OSHA requirements, including general midstream and liquid asphalt cement industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances.

Anti-Terrorism Measures.    The federal Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security, or DHS, to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present “high levels of security risk.” The DHS issued an interim final rule in April 2007 regarding risk-based performance standards to be attained pursuant to the act and, on November 20, 2007, further issued an Appendix A to the interim rules that establish chemicals of interest and their respective threshold quantities that will trigger compliance with these interim rules. We have not yet determined the extent to which our facilities are subject to the interim rules or the associated costs to comply, but it is possible that such costs could be substantial.

Operational Hazards and Insurance

Pipelines, terminals, storage tanks, and similar facilities may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We have maintained insurance of various types and varying levels of coverage that we consider adequate under the circumstances to cover our operations and properties, including coverage for pollution related events. However, such insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities. Notwithstanding what we believe is a favorable claims history, the overall cost of the insurance program as well as the deductibles and overall retention levels that we maintain have increased. Through the utilization of deductibles and retentions we self insure the “working layer” of loss activity to create a more efficient and cost effective program. The working layer consists of high frequency/low severity losses that are best retained and managed in-house. As we continue to grow, we will continue to monitor our retentions as they relate to the overall cost and scope of our insurance program.

Title to Properties

Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained, where necessary, easement agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, watercourses county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which our pipelines were built was purchased in fee. Our crude oil terminals and our liquid asphalt cement terminals are on real property owned or leased by us. The Acquired Assets will be on real property owned or leased by us after the acquisition.

We believe that we have satisfactory title to all of our assets. Although title to such properties is subject to encumbrances in certain cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and minor easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, we believe that none of these burdens will materially detract from the value of such properties or from our interest therein or will materially interfere with their use in the operation of our business.

Employees

We do not have any employees. The officers of our general partner are employees of our general partner and are be employees of our Parent. As of September 30, 2007, our Parent and its affiliates employed a total of approximately 2,200 persons, approximately 600 of whom will be dedicated to supporting our operations after our acquisition of the Acquired Assets. We reimburse our Parent for the cost of those employees. Our Parent considers its employee relations to be good.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We do not believe we are a party to any legal proceedings which, if determined adversely to us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Management of SemGroup Energy Partners, L.P.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business. Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please see “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

SemGroup Energy Partners G.P., L.L.C., our general partner, manages our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. The directors of our general partner oversee our operations. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Our general partner, therefore, may cause us to incur indebtedness or other obligations that are nonrecourse to it.

Our general partner has five directors, two of whom (Brian F. Billings and W. Anderson Bishop) are independent as defined under the independence standards established by the NASDAQ Marketplace Rules. In compliance with the NASDAQ Marketplace Rules, one additional independent directors will be appointed to the board of directors of our general partner within twelve months of listing. The NASDAQ Marketplace Rules do not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a nominating committee.

Pursuant to the terms of the limited liability company agreement of our Parent’s general partner and the limited liability company agreement of SemGroup Energy Partners G.P., L.L.C., our general partner will not be permitted to cause us, without the prior written approval of our Parent, to:

•	sell all or substantially all of our assets;

•	merge or consolidate;

•	dissolve or liquidate;

•	make or consent to a general assignment for the benefit of creditors;

•

file or consent to the filing of any bankruptcy, insolvency or reorganization petition for relief under the United States Bankruptcy Code or otherwise seek such relief from debtors or protection from creditors; or

•	take various actions similar to the foregoing.

In addition, pursuant to the terms of the limited liability company agreement of our Parent’s general partner, if our Parent is entitled to more than 50% of our distributions, our general partner will not be permitted to cause us, without the consent of our Parent, to dispose of assets, business, operations or securities having a value in excess of $100,000, incur indebtedness in excess of $10.0 million, acquire assets or equity interests of a third party with a fair market value generally in excess of $20.0 million or where certain financial thresholds are exceeded, modify our organizational documents or the organizational documents of any of our subsidiaries, or effect any transaction outside the ordinary course of business having a value in excess of $100,000.

Two independent members of the board of directors of our general partner serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. Messrs. Billings and Bishop serve as members of the conflicts committee. The conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us (in light of the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us). The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including our Parent, and must meet the independence and experience standards established by the NASDAQ Marketplace Rules and the Securities Exchange Act of 1934, as amended, or the Exchange Act, to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. The members of the board of directors who serve on the conflicts committee also serve on the compensation committee, which oversees compensation decisions for the officers of our general partner as well as the compensation plans described below.

In addition, our general partner has an audit committee, which will have at least three directors who meet the independence and experience standards established by the NASDAQ Marketplace Rules and the Exchange Act within one year of our initial public offering. Messrs. Billings and Bishop serve as members of the audit committee. The audit committee assists the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee has the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee also is responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm is given unrestricted access to the audit committee.

All of the executive officers of our general partner listed below are employed by both our general partner and our Parent and allocate their time between managing our business and affairs and the business and affairs of our Parent. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of our Parent. The board of directors of our general partner causes the executive officers of our general partner to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. We also utilize a significant number of other employees of our Parent to operate our business and provide us with general and administrative services. We reimburse our Parent for allocated expenses of operational personnel who perform services for our benefit, allocated general and administrative expenses and certain direct expenses.

Our general partner does not receive any management fee or other compensation for its management of our partnership under the Omnibus Agreement with our Parent or otherwise. Under the terms of the Omnibus Agreement, we pay our general partner and our Parent an aggregate fixed administrative fee of $5.0 million per year, which will increase to $7.0 million per year under the Amended Omnibus Agreement that we will enter into at the closing of this offering, for the provision of various general and administrative services for our benefit, subject to increases in the Consumer Price Index or as a result of an expansion of our operations. This fixed administrative fee will expire in June 2010. Our obligation under the Omnibus Agreement to reimburse our Parent for operational expenses and certain direct expenses, including insurance coverage expense, is not included in this fixed administrative fee. After June 2010, our general partner will determine the general and administrative expenses that are allocable to us in accordance with our partnership agreement. Please see “Certain Relationships and Related Party Transactions—Amended Omnibus Agreement.”

Directors and Executive Officers

The following table shows information regarding the current directors and executive officers of SemGroup Energy Partners G.P., L.L.C. Directors are elected for one-year terms.

Name	Age	Position with SemGroup Energy Partners G.P., L.L.C.
Kevin L. Foxx	51	President, Chief Executive Officer and Director
Peter L. Schwiering	63	Executive Vice President—Crude Operations
Jerry A. Parsons*	54	Executive Vice President—Asphalt Operations
Michael J. Brochetti	41	Chief Financial Officer and Director
Alex G. Stallings	40	Chief Accounting Officer
Thomas L. Kivisto	56	Director
Gregory C. Wallace	51	Director
W. Anderson Bishop	54	Director
Brian F. Billings	68	Director

*	Mr. Parsons will be elected as an executive officer of SemGroup Energy Partners G.P., L.L.C. effective as of the completion of the acquisition of the Acquired Assets.

Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Kevin L. Foxx has more than 24 years of experience in the crude oil gathering, transportation, terminalling and storage industry. Mr. Foxx has served as President, Chief Executive Officer and a director of our general partner since February 2007. Mr. Foxx has also served as our Parent’s Chief Operating Officer and Executive Vice President and as a member of our Parent’s Management Committee since co-founding our Parent in 2000. Mr. Foxx founded and served as President of Foxx Transports, L.L.C., a domestic oil gathering and trading company based in Houston, Texas. Foxx Transports, L.L.C. was founded in 1995 and became part of our Parent in 2000. Prior to founding Foxx Transports, L.L.C., Mr. Foxx formed the transportation division of Elleron Oil Company in 1987 and later sold that division to Plains Marketing in 1992, where he served as Vice President.

Peter L. Schwiering has served as Executive Vice President—Crude Operations of our general partner since February 2007 and Vice President of Operations of SemCrude, L.P. since 2000. Prior to joining our Parent, Mr. Schwiering worked for Dynegy Pipeline as manager of pipeline and commercial business. He also served with Sun Company for 37 years in various positions. He began with Sun in its New Jersey operations as a marketing representative for petroleum products. When he left Sun in 1995, Mr. Schwiering was the company’s manager of business development—Western Region, and he was based in Oklahoma.

Jerry A. Parsons will be elected as Executive Vice-President—Asphalt Operations of our general partner effective as of the completion of the acquisition of the Acquired Assets. Mr. Parsons currently serves as Vice President, Corporate Development—North America of our Parent. Before joining our Parent in June 2005, Mr. Parsons served as Vice President, Business Development for Koch Materials, Inc. (a subsidiary of Koch Industries, Inc.), where he oversaw the development of business operations supplying asphalt cement and related products to the road construction and roofing industries. Mr. Parsons joined Koch Industries, Inc. in 1974 and has over 30 years of experience in a variety of energy related businesses, including asphalt, refining, trading, crude oil and transportation. After the acquisition of the Acquired Assets, Mr. Parsons will continue his role in our Parent’s business development function in addition to managing our asphalt operations.

Michael J. Brochetti has served as Chief Financial Officer and a director of our general partner since February 2007 and our Parent’s Senior Vice President—Finance since October 2005. Prior to joining our Parent, Mr. Brochetti was employed by Bank of America, N.A. in Boston, Massachusetts, since 1992, serving in various capacities, most recently as Director—Specialized Industries where he helped lead the financial institution’s relationships with key clients in the energy industry. Prior to joining Bank of America, Mr. Brochetti was employed with Barclays Bank, PLC, in the lending group’s corporate banking division.

Alex G. Stallings has served as Chief Accounting Officer of our general partner since February 2007 and our Parent’s Chief Accounting Officer since September 2002. Prior to joining our Parent, Mr. Stallings served as Chief Accounting Officer for Staffmark, Inc., a temporary staffing company where he was responsible for the public reporting and integration of numerous acquisitions during his tenure. Mr. Stallings also previously was an audit manager for the public accounting firm of Coopers & Lybrand, working in its Tulsa, Oklahoma office.

Thomas L. Kivisto has served as a director of our general partner since May 2007 and as our Parent’s Chief Executive Officer and President since co-founding our Parent in 2000. Mr. Kivisto has over 28 years of crude oil marketing expertise. From 1993 until founding our Parent, Mr. Kivisto founded and served as President and Chief Executive Officer of Eaglwing Trading, a crude oil marketing company. Prior to Eaglwing, Mr. Kivisto was Executive Vice President of Crude Oil Marketing for Koch Industries where he oversaw the collection, purchasing and marketing of over 440,000 bpd of crude oil.

Gregory C. Wallace has served as a director of our general partner since May 2007 and as Chief Financial Officer, Vice President and Secretary of our Parent since 2000. Mr. Wallace has over 21 years of financial and energy industry experience. Prior to joining our Parent, Mr. Wallace spent five years as Chief Financial Officer of Anchor Drillings Fluids. Prior to joining Anchor, Mr. Wallace worked as Chief Financial Officer for Integrated Drilling & Exploration and as International Administrative Manager for Parker Drilling Company.

W. Anderson Bishop, CPA, was appointed as a director of our general partner on July 17, 2007. Mr. Bishop is the Executive Vice-President and principal of the SEC Institute, Inc., a private company helping public companies in the United States and abroad learn the filing requirements of the U. S. Securities and Exchange Commission. Mr. Bishop has presented training programs to over 15,000 people over the last 15 years. Prior to joining the SEC Institute, he was the Chief Financial Officer and a board member of Hallador Petroleum Company for three years. Prior to Hallador, Mr. Bishop spent 14 years with Price Waterhouse LLP (a predecessor to PricewaterhouseCoopers LLP) in their Oklahoma City and Denver offices.

Brian F. Billings was appointed as a director of our general partner on October 3, 2007. Mr. Billings served as a director of Buckeye GP LLC, the general partner of Buckeye Partners, L.P. (NYSE: BPL), from its 1986 inception and as the chairman of its audit committee since 1999 until his resignation in September 2007. In addition, he was president of Buckeye GP LLC from 1986 to 1990. During Mr. Billings’ career, he also served as executive vice president of Williams Exploration Company and as president of Williams Energy Company, both of which are subsidiaries of The Williams Companies, Inc. Mr. Billings later was president of The Penn Central Corporation’s energy group which, through Buckeye Pipe Line Company and other subsidiaries, engaged in natural gas and refined products transportation, natural gas liquids processing and marketing, oil and gas exploration, and refining operations. Mr. Billings has been a private investor since 2001.

Executive Compensation

Compensation Discussion and Analysis

We do not directly employ any of the persons responsible for managing our business. Instead, SemGroup Energy Partners G.P., L.L.C., our general partner, manages our operations and activities, and its board of directors and officers make decisions on our behalf. Each of the executive officers of our general partner, including Kevin L. Foxx, Peter L. Schwiering, Michael J. Brochetti and Alex G. Stallings (collectively, the “named executive officers”), have entered into an employment agreement with our general partner. Our general partner only had four executive officers with total compensation over $100,000 for the year ended December 31, 2007. Jerry Parsons will become a named executive officer of our general partner and will enter into an employment agreement with our general partner effective upon the completion of this offering. Each of the named executive officers also are employed by and provide services to our Parent. The compensation for the named executive officers for services rendered to us is determined by the compensation committee of our general partner. All of the expenses associated with the compensation of our named executive officers are allocated to us by our general partner as general and administrative expenses and are included in the aggregate annual administrative fee of $5.0 million that we pay to our general partner and our Parent pursuant to the Omnibus Agreement for the provision of certain general and administrative functions. This annual administrative fee will be increased to $7.0 million pursuant to the Amended Omnibus Agreement that we will enter into at the closing of this offering. Please see “Certain Relationships and Related Party Transactions—Amended Omnibus Agreement.” These executive compensation expenses were approximately 25.5% of this $5.0 million aggregate administrative fee on a pro rata basis for the period from the contribution of the Crude Oil Business on July 20, 2007 through December 31, 2007.

Compensation Methodology.    Our general partner seeks to improve our financial and operating performance and provide a desirable return on investment to holders of our common units, while maintaining financial strength and flexibility. The compensation committee of our general partner seeks to provide a total compensation package designed to drive performance and reward contributions in support of this business strategy and to attract, motivate and retain high quality talent with the skills and competencies required by us. As part of its review, the compensation committee examines the compensation practices of our peer companies, which consist of other publicly traded master limited partnerships having a business mix comparable to ours. Currently, these peer companies include Enbridge Energy Partners, L.P., Magellan Midstream Partners, L.P., Plains All American Pipeline, L.P., Sunoco Logistics Partners L.P. and TEPPCO Partners, L.P. Changes may occur from time to time in the composition of this peer group to reflect mergers, acquisitions, initial public offerings and similar events. The compensation committee also reviews compensation data from the general midstream energy industry as it believes that the competition for executive talent is broader than just the peer companies. In addition, the compensation committee may review and, in certain cases, participate in, various relevant compensation surveys and consult with compensation consultants with respect to determining compensation for the named executive officers.

Elements of Compensation.    The primary elements of our general partner’s compensation program are a combination of annual cash and long-term equity-based compensation. For 2007, the principal elements of compensation for the named executive officers were the following:

•	base salary;

•	discretionary bonus awards;

•	long-term incentive plan awards; and

•	other benefits.

Base Salary.    Our general partner’s compensation committee establishes base salaries for the named executive officers based on various factors including the amounts it considers necessary to attract and retain the highest quality executives, the responsibilities of the named executive officers and market data including publicly available market data for the peer companies listed above as reported in their filings with the SEC. The compensation committee reviews the base salaries on an annual basis. As part of its review, the compensation committee may review the compensation of executives in similar positions with similar responsibility in the peer companies listed above and in companies in the midstream energy industry with which we believe we generally compete for executives. As discussed above, the base salaries of the named executive officers are allocated to us by our general partner as general and administrative expenses and are included in the annual administrative fee that we pay to our general partner and our Parent pursuant to the Omnibus Agreement for the provision of certain general and administrative functions for three years following this offering.

As indicated above, each of the named executive officers have entered into employment agreements with our general partner. The employment agreements provide for an initial annual base salary of $450,000, $250,000, $300,000 and $275,000 for Mr. Foxx, Mr. Schwiering, Mr. Brochetti and Mr. Stallings, respectively. These initial base salary amounts were determined based upon the scope of each executive’s responsibilities that are commensurate with such executive’s position as chief executive officer, executive vice president, chief financial officer or chief accounting officer, respectively, as well as the added responsibilities the executives have that are typical of executives in publicly traded partnerships, taking into account competitive market compensation paid by similar companies for comparable positions. Because our general partner did not award any discretionary bonus awards during 2007, these initial base salary amounts were determined, in part, by analyzing the total base salary and bonus compensation paid to the chief executive officer, chief financial officer, and vice presidents or the executive vice presidents, respectively, of our peer companies, including Enbridge Energy Partners, L.P., Magellan Midstream Partners, L.P., Plains All American Pipeline, L.P., Sunoco Logistics Partners L.P. and TEPPCO Partners, L.P., as reported in their filings with the SEC.

Discretionary Bonus Awards.    Our general partner’s compensation committee may also award discretionary bonus awards to the named executive officers. Our general partner may use discretionary bonus awards for achieving financial and operational goals and for achieving individual performance objectives. We did not award any discretionary bonus awards during 2007 and to date our general partner has not established any quantitative or qualitative performance related factors. As discussed above, any discretionary bonus awards granted to the named executive officers are allocated to us by our general partner as general and administrative expenses and are included in the annual administrative fee that we pay to our general partner and our Parent pursuant to the Omnibus Agreement for the provision of certain general and administrative functions.

Long-Term Incentive Plan Awards.    Our general partner has adopted a long-term incentive plan for employees, consultants and directors of our general partner and its affiliates, including our Parent, who perform services for us. Each of the named executive officers are eligible to participate in this plan. The long-term incentive plan provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards. For a more detailed description of this plan, please see “—Long-Term Incentive Plan.”

In connection with our initial public offering, our general partner granted an aggregate of 475,000 phantom units to our directors, our executive officers and other employees of our Parent under our Long-Term Incentive Plan, including 85,000 phantom units to Mr. Foxx, 30,000 phantom units to Mr. Schwiering, 40,000 phantom units to Mr. Brochetti, 30,000 phantom units to Mr. Stallings, 85,000 phantom units to Mr. Kivisto and 85,000 phantom units to Mr. Wallace. The phantom units vest in one-quarter increments over a four year period, subject to earlier vesting on a change of control or upon a termination without cause or due to death or disability. Each grantee will receive one common unit upon vesting of the phantom unit. In addition, the phantom units have distribution equivalent rights for each fiscal quarter in which our EBITDA less cash interest expense less maintenance capital expenditures equals or exceeds $9.5 million. If such test is met for any consecutive four-quarter period, then the phantom units will have distribution equivalent rights until the phantom units vest or are forfeited. See “—Long-Term Incentive Plan.”

Other Benefits.    The employment agreements entered into by each of the named executive officers with our general partner provide that the named executive officer is eligible to participate in any employee benefit plans maintained by our general partner. Currently, our general partner does not maintain any benefit plans other than the long-term incentive plan described above. In addition, the employment agreements provide that each named executive officer is entitled to reimbursement for out-of-pocket expenses incurred while performing his duties under the employment agreement. As discussed above, the compensation expense for any benefits granted to the named executive officers is allocated to us by our general partner as general and administrative expenses and is included in the annual administrative fee that we pay to our general partner and our Parent pursuant to the Omnibus Agreement for the provision of certain general and administrative functions.

Compensation Mix.    Our general partner’s compensation committee determines the mix of compensation, both among short and long-term compensation and cash and non-cash compensation, to establish structures that it believes are appropriate for each of the named executive officers. We believe that the mix of base salary, bonus awards, awards under the long-term incentive plan and the other benefits that are available to the named executive officers under their employment agreements fit the overall compensation objectives of our general partner and us. We believe this mix of compensation provides competitive compensation opportunities to align and drive employee performance in support of our business strategies and to attract, motivate and retain high quality talent with the skills and competencies required by us.

Role of Executive Officers in Executive Compensation.    Our general partner’s compensation committee determines the compensation of the named executive officers. Our chief executive officer, Mr. Foxx, provides periodic recommendations to the compensation committee regarding the compensation of other named executive officers. In addition, the employment agreements entered into by the named executive officers were approved by the management committee of our Parent’s general partner pursuant to its limited liability company agreement. Mr. Foxx serves on this management committee, but does not participate in the approval of his employment agreement.

Employment Agreements.    As indicated above, each of the named executive officers entered into an employment agreement with our general partner. All of these agreements are substantially similar except for the amounts of compensation paid to the respective named executive officer. Each of the employment agreements has a term of two years that will automatically be extended for one year periods unless either party gives 90 days advance notice.

The employment agreements provide for the initial annual base salaries described above. In addition, each of the named executive officers is eligible for discretionary bonus awards and long-term incentives which may be made from time to time in the sole discretion of the board of directors of our general partner. The employment agreements also provide that the named executive officers are eligible to participate in any employee benefit plans maintained by our general partner and are entitled to reimbursement for certain out-of-pocket expenses.

Pursuant to the employment agreements, each of the named executive officers agree not to disclose any confidential information obtained by him while employed under the agreement. In addition, each employment agreement contains payment obligations that may be triggered by a termination after a Change of Control.

Potential Payments Upon Change of Control or Termination.

Employment Agreements.    Under the employment agreements entered into with our named executive officers, our general partner may be required to pay certain amounts upon a Change of Control of us or our general partner or upon the termination of the executive officer in certain circumstances. These termination payments were set by comparing similar payments made by the peer companies listed above and other companies in the midstream energy industry with which we believe we generally compete for executives. Except in the event of termination for Cause, termination by the named executive officer other than for Good Reason, or termination after the expiration of the term of the employment agreement, the employment agreements provide for payment of any unpaid base salary and vested benefits under any incentive plans, a lump sum payment equal to twelve months of base salary and continued participation in our general partners welfare benefit programs for the longer of the remainder of the term of the employment agreement or one year after termination. Upon such an event, Mr. Foxx, Mr. Schwiering, Mr. Brochetti and Mr. Stallings would be entitled to lump sum payments of $450,000, $250,000, $300,000 and $275,000, respectively, in addition to continued participation in our general partner’s welfare benefit programs and the amounts of unpaid base salary and benefits under any incentive plans.

If within one year after a Change of Control occurs the named executive officer is terminated by our general partner without Cause or the named executive officer terminates the agreement for Good Reason, he will be entitled to payment of any unpaid base salary and vested benefits under any incentive plans, a lump sum payment equal to 24 months of base salary and continued participation in our general partner’s welfare benefit programs for the longer of the remainder of the term of the employment agreement or one year after termination. Upon such an event, Mr. Foxx, Mr. Schwiering, Mr. Brochetti and Mr. Stallings would be entitled to lump sum payments of $900,000, $500,000, $600,000 and $550,000, respectively, in addition to continued participation in our general partner’s welfare benefit programs and the amounts of unpaid base salary and benefits under any incentive plans.

For purposes of each named executive officer’s employment agreement:

“Cause” means (i) conviction of the named executive officer by a court of competent jurisdiction of any felony or a crime involving moral turpitude; (ii) the named executive officer’s willful and intentional failure or willful intentional refusal to follow reasonable and lawful instructions of the board of directors of our general partner; (iii) the named executive officer’s material breach or default in the performance of his obligations under the employment agreement; or (iv) the named executive officer’s act of misappropriation, embezzlement, intentional fraud or similar conduct involving our general partner.

“Good Reason” means (i) a material reduction in the named executive officer’s base salary; (ii) a material diminution of the named executive officer’s duties, authority or responsibilities as in effect immediately prior to such diminution; or (iii) the relocation of the named executive officer’s principal work location to a location more than 50 miles from its current location.

“Change of Control” means any of the following events: (i) any person or group other than our Parent and its affiliates, shall become the beneficial owner, by way of merger, consolidation, recapitalization, reorganization or otherwise, of 50% or more of the combined voting power of the equity interests in the us or our general partner; (ii) our limited partners approve, in one or a series of transactions, a plan of complete liquidation of us; (iii) the sale or other disposition by either our general partner or us of all or substantially all of the assets of our general partner or us in one or more transactions to any person other than our general partner and its affiliates; or (iv) a transaction resulting in a person other than our general partner or an affiliate of our general partner being the general partner of the partnership.

Long-Term Incentive Plan

General.    Our general partner has adopted a Long-Term Incentive Plan, or the Plan, for employees, consultants and directors of our general partner and its affiliates, including our Parent, who perform services for us. The summary of the Plan contained herein does not purport to be complete and is qualified in its entirety by reference to the Plan. The Plan provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards. Subject to adjustment for certain events, an aggregate of 1,250,000 common units may be delivered pursuant to awards under the Plan. Units that are cancelled, forfeited or are withheld to satisfy our general partner’s tax withholding obligations are available for delivery pursuant to other awards. The Plan is administered by the compensation committee of our general partner’s board of directors. The Plan has been designed to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.

Unit Awards.    The compensation committee may grant unit awards to eligible individuals under the Plan. A unit award is an award of common units that are fully vested upon grant and not subject to forfeiture.

Restricted Units and Phantom Units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equal to the fair market value of a common unit. The compensation committee may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the compensation committee may determine, including the period over which restricted units and phantom units granted will vest. The compensation committee may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us or our general partner, subject to any contrary provisions in the award agreement.

If a grantee’s employment, consulting or membership on the board of directors terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the award agreement or the compensation committee provides otherwise.

Distributions made by us with respect to awards of restricted units may, in the compensation committee’s discretion, be subject to the same vesting requirements as the restricted units. The compensation committee, in its discretion, may also grant tandem distribution equivalent rights with respect to phantom units.

We intend for restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our general partner will receive remuneration for the units delivered with respect to these awards.

Unit Options and Unit Appreciation Rights.    The Plan also permits the grant of options covering common units and unit appreciation rights. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units as determined by the compensation committee. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the compensation committee may determine, consistent with the Plan; however, a unit option or unit appreciation right must have an exercise price equal to the fair market value of a common unit on the date of grant.

Distribution Equivalent Rights.    Distribution equivalent rights are rights to receive all or a portion of the distributions otherwise payable on units during a specified time. Distribution equivalent rights may be granted alone or in combination with another award.

By giving participants the benefit of distributions paid to unitholders generally, grants of distribution equivalent rights provide an incentive for participants to operate our business in a manner that allows our partnership to provide increasing partnership distributions. Typically, distribution equivalent rights will be granted in tandem with a phantom unit, so that the amount of the participant’s compensation is tied to both the market value of our units and the distributions that unitholders receive while the award is outstanding. We believe this aligns the participant’s incentives directly to the measures that drive returns for our unitholders.

Substitute Awards.    The compensation committee, in its discretion, may grant substitute or replacement awards to eligible individuals who, in connection with an acquisition made by us, our general partner or an affiliate, have forfeited an equity-based award in their former employer. A substitute award that is an option may have an exercise price less than the value of a common unit on the date of grant of the award.

Source of Common Units; Cost.    Common units to be delivered with respect to awards may be common units acquired by our general partner on the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. With respect to unit options, our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring these common units and the proceeds received from an optionee at the time of exercise. Thus, we will bear the cost of the unit options. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Amendment or Termination of Long-Term Incentive Plan.    Our general partner’s board of directors, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the 10th anniversary of the date it was initially approved by our unitholders or when common units are no longer available for delivery pursuant to awards under the Plan. Our general partner’s board of directors will also have the right to alter or amend the Plan or any part of it from time to time and the compensation committee may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant.

Compensation of Directors

Officers or employees of our Parent or our general partner or its affiliates who also serve as directors of our general partner do not receive additional compensation for their service as a director of our general partner. Directors who are not officers or employees of our Parent, our general partner or their affiliates receive compensation for attending meetings of the board of directors and committees thereof. Such directors receive (a) $50,000 per year as an annual retainer fee; (b) $5,000 per year for each committee of the board of directors on which such director serves, except that the chairperson of the audit committee receives $10,000 per year; (c) $1,500 for each meeting of the board of directors that such director attends; (d) 5,000 restricted common units upon becoming a director, vesting in one-third increments over a three-year period; (e) 1,000 restricted common units on each anniversary of becoming a director, vesting in one-third increments over a three-year period; (f) reimbursement for out-of-pocket expenses associated with attending meetings of the board of directors or committees; and (g) director and officer liability insurance coverage. Each director is fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be owned upon the consummation of this offering by:

•	each person who then will beneficially own 5% or more of our outstanding units;

•	all of the directors of our general partner;

•	each named executive officer of our general partner; and

•	all directors and officers of our general partner as a group.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable. Percentage of total common and subordinated units to be beneficially owned after this offering is based on 20,375,000 common units and 12,570,504 subordinated units outstanding. The table assumes that the underwriters’ over-allotment option is not exercised.

Name of Beneficial Owner(1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Total Common and Subordinated Units Beneficially Owned
SemGroup Holdings, L.P.(2)	—	*	12,570,504	100%	38.2%
Kevin L. Foxx(3)	200,000	*	—	*	*
Peter L. Schwiering	70,000	*	—	*	*
Jerry Parsons(4)	1,300	*	—	*	*
Michael J. Brochetti	90,000	*	—	*	*
Alex G. Stallings	70,000	*	—	*	*
Thomas L. Kivisto(5)	213,250	1.0%	—	*	*
Gregory C. Wallace(6)	210,000	1.0%	—	*	*
W. Anderson Bishop	5,000	*	—	*	*
Brian F. Billings	8,500	*	—	*	*
All named executive officers and directors as a group (9 persons)	868,050	4.3%	—	*	2.6%

*	Less than 1%
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa, Oklahoma 74136.
(2)

SemGroup, L.P. is the ultimate parent company of SemGroup Holdings, L.P. and may, therefore, be deemed to beneficially own the units held by SemGroup Holdings, L.P. Ritchie and Carlyle/Riverstone have 25.2% and 29.3% ownership interests, respectively, in SemGroup, L.P. Ritchie Opportunistic Trading, Ltd. may be deemed to beneficially own the units held by SemGroup, L.P. as a result of the 25.2% interest in SemGroup, L.P. held by its subsidiaries, SGLP Holdings, Ltd., SGLP US Holdings, L.L.C. and Ritchie SG Holdings, L.L.C. Each of Ritchie Capital Management, Ltd. and Ritchie Capital Management, L.L.C., as the investment manager and sub-adviser, respectively, to Ritchie Opportunistic Trading, Ltd., has voting power and investment control over these securities. A.R. Thane Ritchie controls Ritchie Capital Management, Ltd. and Ritchie Capital Management, L.L.C. Each of Ritchie Capital Management, Ltd., Ritchie Capital Management, L.L.C. and Mr. Ritchie disclaims beneficial ownership of the securities in SemGroup, L.P. held by SGLP Holdings, Ltd., SGLP US Holdings, L.L.C. and Ritchie SG Holdings, L.L.C. Each of Ritchie Opportunistic Trading, Ltd., Ritchie Capital Management, Ltd., Ritchie Capital Management, L.L.C. and Mr. Ritchie disclaims beneficial ownership of the securities in SemGroup Energy Partners, L.P. held by SemGroup, L.P. The address of Ritchie Opportunistic Trading, Ltd. is c/o Ritchie Capital Management, L.L.C., 2100 Enterprise Avenue, Geneva, Illinois 60134. Carlyle/Riverstone’s interest in SemGroup, L.P. is owned by C/R SemGroup Investment Partnership, L.P. and C/R Energy Coinvestment II, L.P. Entities

owning the equity interests of C/R SemGroup Investment Partnership, L.P. and C/R Energy Coinvestment II, L.P. include investment partnerships affiliated with Carlyle/Riverstone Global Energy and Power Fund II, L.P. (“Carlyle/Riverstone”). The Carlyle/Riverstone partnerships are associated with Riverstone Holdings, LLC (“Riverstone”) and The Carlyle Group (“Carlyle”). Riverstone is based in New York, New York and was organized in May 2000 specifically for the purpose of originating private equity investments in the energy and power industry. Carlyle is a global private equity firm, based in Washington, D.C., that originates, structures and acts as lead equity investor in management-led buyouts, strategic minority equity investments, equity private placements, consolidations and build-ups, and growth capital financings. The address of C/R SemGroup Investment Partnership, L.P., C/R Energy Coinvestment II, L.P. and Riverstone is 712 Fifth Avenue, 51st Floor, New York, NY 10019. Each of C/R SemGroup Investment Partnership, L.P., C/R Energy Coinvestment II, L.P., Riverstone, Carlyle and their controlling affiliates disclaim beneficial ownership of the securities owned by SemGroup, L.P.

(3)	Mr. Foxx may be deemed to be the beneficial owner of 20,000 common units held by his wife and 10,000 common units held by his daughter.
(4)	Mr. Parsons will be elected as an executive officer of our general partner effective upon completion of the acquisition of the Acquired Assets.
(5)	Mr. Kivisto owns a 3.07% ownership interest in SemGroup, L.P. In addition, Eaglwing, LLC and the Thomas L. Kivisto Trust dated June 5, 1996 have 3.84% and 13.24% ownership interests, respectively, in SemGroup, L.P. Thomas L. Kivisto, SemGroup L.P.’s President and Chief Executive Officer, owns a portion of the membership interests in Eaglwing, LLC and is the trustee of the Thomas L. Kivisto Trust dated June 5, 1996. Mr. Kivisto disclaims beneficial ownership of the securities owned by SemGroup, L.P. Mr. Kivisto may be deemed to be the beneficial owner of 750 common units held by his wife and 2,500 common units held by a trust for which Mr. Kivisto serves as custodian.
(6)	Mr. Wallace may be deemed to be the beneficial owner of 20,000 common units held by his wife, 10,000 common units held by his daughter and 10,000 common units held by his son.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, SemGroup Holdings will own 12,570,504 subordinated units representing an aggregate 37.4% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the ongoing operation and liquidation of SemGroup Energy Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to our unitholders pro rata, including our general partner and its affiliates, as the holders of 12,570,504 subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $1.9 million on their general partner and beneficially owned common units and $15.7 million on their subordinated units.

Payments to our general partner and its affiliates	We will reimburse our general partner and our Parent for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit. For further information regarding the reimbursement of these expenses, please see “—Amended Omnibus Agreement—Reimbursement of General and Administrative Expenses.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please see “The Partnership Agreement—Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Relating to Our Initial Public Offering

In connection with our initial public offering, we and other parties entered into various documents and agreements relating to, among other things, the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements were not the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, were paid from the proceeds of our initial public offering.

Throughput Agreement

In connection with our initial public offering, we entered into the Throughput Agreement with our Parent. Substantially all of our revenues are derived from services provided to the crude oil purchasing, marketing and distribution operations of our Parent pursuant to this agreement. Please see “Business—Throughput Agreement” for a discussion of the Throughput Agreement.

Purchase and Sale Agreement for the Acquired Assets

On January 14, 2008, we entered into a purchase and sale agreement (the “Purchase Agreement”) with SemMaterials, L.P., a wholly owned subsidiary of our Parent, pursuant to which we will acquire the Acquired Assets for a purchase price of $378.8 million. Pursuant to the Purchase Agreement, SemMaterials, L.P. has agreed to indemnify us from and against all losses that we incur arising from or out of (i) any breach of its representations, warranties or covenants in the Purchase Agreement, and (ii) the operation of the Acquired Assets prior to our acquisition of them, including any environmental or tax losses. We agreed to indemnify SemMaterials, L.P. from and against all losses that it incurs arising from or out of (i) any breach of our representations, warranties or covenants in the Purchase Agreement, and (ii) the operation of the Acquired Assets after our acquisition of them. Certain of SemMaterials L.P.’s indemnification obligations are subject to an aggregate deductible of 1% of the aggregate purchase price, or $3.8 million, and a cap equal to 25% of the aggregate purchase price, or $94.7 million. Indemnification for losses attributable to the operation of the Acquired Assets prior to our acquisition of such assets is not subject to the deductible or cap.

Amended Omnibus Agreement

Concurrently with the closing of the acquisition of the Acquired Assets, we will amend and restate the Omnibus Agreement that we entered into with our Parent, our general partner and others. Any or all of the provisions of the Amended Omnibus Agreement, other than the indemnification provisions described below, are terminable by our Parent at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The Amended Omnibus Agreement will also terminate in the event of a change of control of us or our general partner.

Reimbursement of General and Administrative Expenses

Under the Amended Omnibus Agreement, we will reimburse our Parent for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit with respect to the Crude Oil Business and the Acquired Assets. Our Parent performs centralized corporate functions for us, such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes, engineering and marketing. We pay our general partner and our Parent a fixed administrative fee for providing general and administrative services to us, which was initially fixed at $5.0 million per year but will be increased under the Amended Omnibus Agreement to $7.0 million per year for the three years following the completion of this offering, subject to annual increases based on increases in the Consumer Price Index and subject to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses with the concurrence of our conflicts committee. After the three-year anniversary of the completion of this offering, our general partner will determine the general and administrative expenses to be allocated to us in accordance with our partnership agreement.

We are also be obligated to reimburse our Parent for operating expenses, which are not included in the $7.0 million annual fixed administrative fee, to the extent incurred by our Parent on our behalf. Such operating expenses primarily include compensation of operational personnel performing services for our benefit and the cost of their employee benefits and insurance coverage expenses our Parent incurs with respect to our business and operations.

Non-Competition

Under the Amended Omnibus Agreement, our Parent and its affiliates will agree, so long as the Terminalling Agreement is in effect, not to engage in, or acquire or invest in an entity that engages in, the business of terminalling and storing liquid asphalt cement within 50 miles of our liquid asphalt cement facilities. These non-competition provisions will not apply to:

•	our Parent’s ownership and operation of finished asphalt product processing and marketing assets;

•	our Parent’s provision of finished asphalt product processing, marketing and distributing services;

•	our Parent’s purchase and ownership of not more than 9.9% of any class of securities of an entity that provides liquid asphalt cement terminalling and storage services;

•	our Parent’s acquisition or construction of liquid asphalt cement terminalling and storage assets that have a fair market value of less than $5 million;

•	our Parent’s conduct of any restricted business with the approval of the conflicts committee of our general partner;

•	our Parent’s provision of refining and marketing of other products that do not produce qualifying income; and

•	our Parent’s operation of certain leased liquid asphalt cement terminalling and storage assets.

In addition, we will agree, so long as the Terminalling Agreement is in effect, not to engage in, or acquire or invest in an entity that engages in, the business of processing, marketing and distributing liquid asphalt cement and finished asphalt products within 50 miles of our liquid asphalt cement facilities. These non-competition provisions will not apply to:

•	our ownership and operation of the Acquired Assets;

•	our provision of liquid asphalt cement terminalling and storage services;

•	our purchase and ownership of not more than 9.9% of any class of securities of an entity that provides liquid asphalt cement processing, marketing and distributing services;

•	our acquisition or construction of liquid asphalt cement processing assets that have a fair market value of less than $5 million; and

•	our conduct of any restricted business with the approval of our Parent.

Right of First Refusal

Under the Amended Omnibus Agreement our Parent will have, so long as the Terminalling Agreement is in effect, a right of first refusal to purchase the liquid asphalt cement terminalling and storage assets owned by us if we propose to transfer such assets to a third party. In addition, we will have, so long as the Terminalling Agreement is in effect, a right of first refusal to purchase the finished asphalt product processing assets owned by our Parent if our Parent proposes to transfer such assets to a third party. Before we enter into any contract to sell our liquid asphalt cement terminalling and storage assets or our Parent enters into any contract to sell its finished asphalt product processing assets, the selling party must give the other party written notice of the terms of such proposed sale. The notice must set forth the name of the third party purchaser, the assets to be sold, the purchase price, reasonable details of the payment terms, an estimate of the fair value of any non-cash consideration and all other material terms and conditions of the offer. To the extent the third party offer consist of consideration other than cash (or in addition to cash), the purchase price shall be deemed equal to the amount of any such cash plus the fair market value of such non-cash consideration. We or our Parent, as applicable, will have the option for a period of 45 days following receipt of the notice, to purchase the subject assets on the terms set forth in the notice.

Indemnification

Under the Amended Omnibus Agreement, our Parent indemnifies us for five years after the closing of our initial public offering against certain potential environmental claims, losses and expenses associated with the operation of the Crude Oil Business occurring before the contribution of the Crude Oil Business to us. Our Parent’s maximum liability for this indemnification obligation will not exceed $7.5 million and our Parent will not have any obligation under this indemnification until our aggregate losses exceed $250,000. We have agreed to indemnify our Parent against environmental liabilities relating to the Crude Oil Business arising or occurring after the contribution of the Crude Oil Business to us.

Additionally, our Parent will indemnify us for losses attributable to rights-of-way, certain consents or governmental permits and income taxes attributable to operations of the Crude Oil Business before its contribution to us. We will indemnify our Parent for all losses attributable to the post-contribution operations of the Crude Oil Business. Our Parent’s obligations under this additional indemnification will survive for five years after the closing of our initial public offering, except that the indemnification obligation with respect to income tax liabilities will terminate upon the expiration of the applicable statute of limitations.

Terminalling Agreement

Concurrently with the closing of this offering, we will enter into the Terminalling Agreement with our Parent. A substantial portion of our revenues will be derived from services provided to the finished asphalt product processing and marketing operations of our Parent pursuant to this agreement. Please see “The Acquired Assets—Terminalling Agreement” for a discussion of the Terminalling Agreement.

Access and Use Agreement

In connection with our acquisition of the Acquired Assets, we will enter into the Access and Use Agreement with our Parent and its affiliates. The Acquired Assets include facilities and real property where the finished asphalt product processing and marketing operations retained by our Parent will continue to be located. Pursuant to the Access and Use Agreement, our Parent will reserve the right to access facilities used for both terminalling and storage of liquid asphalt cement and processing of finished asphalt products. In addition, pursuant to the Access and Use Agreement we will be indemnified for any losses that occur from our Parent’s operations at or relating to the Acquired Assets.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including our Parent) on the one hand, and us and our limited partners, on the other hand. The directors and officers of SemGroup Energy Partners G.P., L.L.C. have fiduciary duties to manage our Parent and our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•

approved by the conflicts committee, which approval may be granted in advance of a known conflict, if such approval is contingent upon compliance with pre-approved, documented guidelines and procedures, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he or she is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others:

Our Parent may compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which, in turn, could adversely affect our results of operations and cash available for distribution to our unitholders.

Other than our Parent’s agreement not to engage in the business of terminalling and storing liquid asphalt cement within 50 miles of our liquid asphalt cement facilities, neither our partnership agreement nor the Amended Omnibus Agreement prohibits our Parent from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, subject to the restrictions above, our Parent may acquire, construct or dispose of additional midstream or other assets in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. Our Parent is a large, established participant in the midstream energy business, and has significantly greater resources and experience than we have, which factors may make it more difficult for us to compete with these entities with respect to commercial activities as well as for acquisition candidates. As a result, competition from these entities could adversely impact our results of operations and cash available for distribution.

Neither our partnership agreement nor any other agreement requires our Parent to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Parent’s directors have a fiduciary duty to make these decisions in the best interests of the owners of our Parent, which may be contrary to our interests.

Because the officers and certain of the directors of our general partner are also directors and/or officers of our Parent, such directors and officers have fiduciary duties to our Parent that may cause them to pursue business strategies that disproportionately benefit our Parent or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as our Parent, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its right to make a determination to receive Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights, its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

We have no employees and rely on the employees of our general partner and its affiliates.

All of our executive management personnel are employees of our general partner and our Parent and allocate their time between managing our business and affairs and the business and affairs of our Parent. We also utilize a significant number of employees of our Parent to operate our business and provide us with general and administrative services for which we reimburse our Parent for allocated expenses of operational personnel who perform services for our benefit and we reimburse our Parent for allocated general and administrative expenses. Affiliates of our general partner and our Parent also conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our Parent.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•

provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please see “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount of our borrowings;

•	the amount, nature and timing of our capital expenditures;

•	our issuance of additional units;

•	asset purchases, transfers and sales and other acquisitions and dispositions; and

•	the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business.

In addition, our general partner may use an amount equal to two times the amount needed to pay distributions on our units and the incentive distribution rights at the same per unit amount as was distributed in the immediately preceding quarter, which amount would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount and character of cash distributed to our unitholders and the general partner. Please see “Cash Distribution Policy—Characterization of Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please see “Cash Distribution Policy—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

Our general partner determines which costs incurred by our Parent are reimbursable by us.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. We pay our general partner and our Parent a fixed administrative fee for providing general and administrative services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, are the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please see “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under the agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants, or others to perform services for us.

The attorneys, independent accountants, and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants, and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This ability may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please see “Cash Distribution Policy—General Partner Interest and Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special provisions regarding affiliated transactions.    Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please see “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.     American Stock Transfer & Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We have indemnified the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.     The transfer agent may resign by notice to us or may be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

The Longview system is, and any additional interstate pipelines that we acquire or construct may be, subject to rate regulation by FERC. Our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible Holders. The purpose of these certification procedures would be to enable us to utilize a federal income tax expense as a component of the pipeline’s cost of service upon which tariffs may be established under FERC rate making policies applicable to entities that pass-through their taxable income to their owners. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. If these tax certification procedures are implemented, transferees of common units will be required to certify, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•

that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

In the event that this notice is given by our general partner, which we refer to as a FERC Notice, transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed tax certification.

Following a FERC Notice, a transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a tax certification. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Following a FERC Notice, in addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a properly completed tax certification obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a limited partner in our partnership for the transferred common units.

As a result, following a FERC Notice, a purchaser or transferee of common units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes;

•	may not receive some federal income tax information or reports furnished to record holders of common units; and

•	will have no voting rights;

unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a tax certification as to itself and any beneficial holders.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please see “Cash Distribution Policy;”

•	with regard to the fiduciary duties of our general partner, please see “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please see “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please see “Material Tax Consequences.”

Organization and Duration

Our partnership was organized on February 22, 2007 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that are approved by our general partner. Our general partner, however, may not cause us to engage in any business activities that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the midstream energy business, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers on behalf of the limited partners under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please see “Cash Distribution Policy.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units and Class B units, if any, voting as a class.

In voting their common, Class B and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please see “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please see “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please see “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please see “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2017 in a manner that would cause a dissolution of our partnership. Please see “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please see “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2017. Please see “—Transfer of General Partner Units.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2017. Please see “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please see “—Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware

Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in Texas, Oklahoma, Kansas, Colorado and New Mexico and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of common units upon exercise by the underwriters of their over-allotment option, the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their over-allotment option, the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.     Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.     No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 40.8% of the outstanding common and subordinated units.

No Unitholder Approval.     Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal, or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor the operating company, nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents, or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•

the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Cash Distribution Policy—General Partner’s Right to Reset Incentive Distribution Levels;” or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by our partnership agreement;

•

any amendment necessary to require limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners as compared to other classes of limited partners;

•

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.     For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please see “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please see “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66  2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33  1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own approximately 40.8% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for the transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner units to another person prior to June 30, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, our Parent may sell or transfer all or part of its membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to June 30, 2017, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after June 30, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please see “Material Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please see “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and Class B units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Taxpaying Assignees; Redemption

The Longview system is, and any additional interstate pipelines that we acquire or construct may be, subject to rate regulation by FERC. Our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible

Holders. The purpose of these certification procedures would be to enable us to utilize a federal income tax expense as a component of the pipeline’s cost of service upon which tariffs may be established under FERC rate making policies applicable to entities that pass-through their taxable income to their owners. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. If these tax certification procedures are implemented, transferees of common units will be required to certify and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•

that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

If, following institution of the certification procedures by our general partner, unitholders:

•	fail to furnish a transfer application containing the required certification;

•	fail to furnish a re-certification containing the required certification within 30 days after request; or

•	are unable to provide a certification to the effect set forth in one of the two bullet points in the second preceding paragraph; then we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by any such unitholder by giving written notice of redemption to such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be equal to the lesser of the price paid by such unitholder for the relevant unit and the current market price as of the date of redemption.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship, or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship, or related status. If a limited partner fails to furnish information about his nationality, citizenship, or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a officer, director, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf on-site at our terminals and pipeline, and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments, and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts. Please see “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, our Parent and its affiliates will hold, directly and indirectly, an aggregate of 12,570,504 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period, and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 allows an affiliate to resell common units after a six-month holding period, subject to certain volume limitations (described below) and other requirements of Rule 144. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least one year, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please see “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

We, our general partner, our Parent, SemGroup Holdings, L.P. and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 90 days from the date of this prospectus. For a description of these lock-up provisions, please see “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, as to all material tax matters and all legal conclusions, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to SemGroup Energy Partners, L.P. and our operating companies.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Baker Botts L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please see “—Disposition of Common Units—Allocations Between Transferors and Transferees”);

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please see “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”); and

•

whether our method of determining the value of our assets and allocating such value among our assets in connection with the issuance of common units and transfer of common units is proper (please see “—Tax Treatment of Operations—Valuation and Tax Basis of our Properties”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Baker Botts L.L.P. has relied are:

(a)	Neither we nor the operating company has elected or will elect to be treated as a corporation; and

(b)	For each taxable year, more than 90% of our gross income will be income that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case, the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Baker Botts L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of SemGroup Energy Partners, L.P. will be treated as partners of SemGroup Energy Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of SemGroup Energy Partners, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in SemGroup Energy Partners, L.P.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in SemGroup Energy Partners, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow Through of Taxable Income.     We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.     Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please see “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.     We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the year ended December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than expected with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.     A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please see “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.     The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his “at risk” amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or “at risk” amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.     The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership (that is taxable as a partnership) will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.     If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.     In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future “reverse Section 704(c) allocations,” similar to the Section 704(c) allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.     A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also see “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax.     Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.     In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual where the asset disposed of was held for more than 12 months at the time of disposition is scheduled to remain at 15% for years 2008 through 2010 and then increase to 20% beginning January 1, 2011.

Section 754 Election.     We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we will adopt), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. If we were to elect a method other than the remedial method with respect to goodwill or going concern value (which we do not currently intend to do), Treasury Regulation Section 1.197-2(g)(3) would generally require that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible, which includes goodwill and going concern value, should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. We do not expect Treasury Regulation Section 1.167(c)-1(a)(6) to apply to any of our property. However, if such regulation were to apply to our property and we were to elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we were to elect a method other than the remedial method with respect to a goodwill property (which we do not currently intend to do), the common basis of such property would not be amortizable. Please see “—Uniformity of Units.”

Although Baker Botts L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please see “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please see “—Disposition of Common Units—Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferees tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built–in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built–in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally non amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.     We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.     The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Although we do not intend to do so in connection with this offering, our general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill or going concern value immediately prior to any future offering. In such a case we may not be entitled to any amortization deductions with respect to any part of the value of goodwill or going concern value conveyed to us on formation or held by us at the time of any future offering. Please see “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.     The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

When we issue additional units or engage in certain other transactions, we determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. Because the determination of value and allocation of value are factual matters, rather than legal matters, our counsel, Baker Botts L.L.P., is unable to opine as these matters. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our various classes of tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

Disposition of Common Units

Recognition of Gain or Loss.     Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15% through December 31, 2010. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.     In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.     A unitholder who sells any of his units, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.     We will be considered to have been terminated for tax purposes if there are one or more transfers of interests in us that, in the aggregate, represent a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to our assets, and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please see “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to our assets, and Treasury Regulation Section 1.197-2(g)(3). Please see “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please see “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “United States net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names SemGroup Energy Partners G.P., L.L.C. as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

1.	a person that is not a United States person;

2.	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelter,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.     If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, corporations and trusts that are in excess of $2 million in any single tax year, or in excess of $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please see “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We initially will own property or do business in a number of different states, including Texas, Oklahoma, Kansas, Colorado and New Mexico. Moreover, we may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you might be required to file income tax returns and to pay income taxes in many of the other jurisdictions in which we do business or own property, now or in the future, and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. In particular, in the case of Oklahoma, we are required to either report detailed tax information about our non-Oklahoma resident unitholders with an income in Oklahoma in excess of $500 to the taxing authority, or withhold an amount equal to 5% of the portion of our distributions to unitholders which is deemed to be the Oklahoma share of our income. Similarly, we are required to withhold Kansas income tax at a rate of 6.45% on each non-Kansas resident unitholder’s share of our taxable income that is attributable to Kansas (regardless of whether such income is distributed), unless the non-Kansas resident unitholder files a tax reporting affidavit with us which we, in turn, are required to file with the Kansas Department of Revenue. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see “—Tax Consequences of Unit Ownership—Entity-Level Collections.”

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN SEMGROUP ENERGY PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please see “Material Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified prohibited transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws; or

(b)	the entity is an “operating company,” (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries).

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Citigroup Global Markets Inc. is acting as bookrunning manager of this offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriters	Number of Common Units
Citigroup Global Markets Inc.

Total	6,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of the prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $     per common unit. If all of the common units are not sold at the initial offering price, the representative may change the public offering price and the other selling terms. The representative has advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of our common units offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter shall purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

We, our general partner, our Parent, SemGroup Holdings, L.P. and the executive officers and directors of our general partner have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. dispose of or hedge or make any demand for or exercise any right to file or cause to be filed a registration statement with respect to the registration of any of our common units or any securities convertible into or exchangeable for our common units.

Citigroup Global Markets Inc., in its discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup Global Markets Inc. has no present intent or arrangement to release any of the securities subject to these lock-up agreements. Factors in deciding whether to release these units may include the length of time before the particular lock-up expires, the number of common units involved, historical trading volumes of our common units, the reason for the requested release, market conditions and whether the person seeking the release is our officer, manager or affiliate.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

Our common units are traded on the NASDAQ Global Market under the symbol “SGLP.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions and net of a reimbursement of certain expenses by the underwriters in an amount equal to approximately $0.2 million, will be approximately $1.1 million.

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common units on the NASDAQ Global Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common units during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common units to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time

Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for our Parent for which they have received customary fees and expenses. The underwriters and their affiliates may in the future perform investment banking and advisory services for our Parent, us and our affiliates from time to time for which they may in the future receive customary fees and expenses. Affiliates of Citigroup Global Markets Inc. are lenders under our credit facility and affiliates of Citigroup Global Markets Inc. are lenders under our Parent’s credit facility.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representative will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make because of any of those liabilities.

Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the FINRA’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements of SemGroup Energy Partners, L.P. Predecessor as of December 31, 2006 and December 31, 2005 and for each of the three years in the period ended December 31, 2006, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of SemGroup Energy Partners G.P., L.L.C. as of February 28, 2007, included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We are currently subject to the information reporting requirements of the Exchange Act and, in accordance with those requirements, we file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.sglp.com, and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking”

information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SEMGROUP ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The unaudited pro forma financial statements of SemGroup Energy Partners, L.P. (the “Partnership”) for the year ended December 31, 2006 and the nine months ended September 30, 2007 are based on the historical results of operations of the Partnership and of SemGroup Energy Partners, L.P. Predecessor (the “Predecessor”). Upon the closing of the initial public offering of the Partnership, SemGroup Holdings, L.P. (“SemGroup Holdings”), a wholly-owned subsidiary of SemGroup, L.P. (“Parent”), contributed to the Partnership crude oil terminalling and storage facilities located in Oklahoma, Kansas and Texas with an aggregate of 6.7 million barrels of storage capacity, approximately 1,150 miles of crude oil gathering and transportation pipeline located in Oklahoma and Texas and approximately 200 owned or leased crude oil tanker trucks, which are collectively referred to as the “Crude Oil Business.” The Partnership entered into a crude oil transportation and storage agreement with Parent (the “Throughput Agreement”) pursuant to which the Partnership provides crude oil gathering, transportation, terminalling and storage services to Parent, and an omnibus agreement (the “Omnibus Agreement”) pursuant to which the Partnership pays the Partnership’s general partner and Parent a fixed administrative fee, initially in the amount of $5.0 million per year, for the provision by the Partnership’s general partner and Parent of various general and administrative services to the Partnership for three years following the initial public offering. The unaudited pro forma financial statements of the Predecessor and the Partnership have been derived from the historical financial statements of the Partnership included elsewhere in this prospectus and are qualified in their entirety by reference to such historical financial statements and related notes contained therein. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and with the historical financial statements and related notes of the Partnership.

The unaudited pro forma financial statements reflect the following transactions, all of which occurred on or about July 20, 2007:

•	the contribution by SemGroup Holdings of the Crude Oil Business to the Partnership;

•

the issuance by the Partnership of 549,908 general partner units and the incentive distribution rights to the Partnership’s general partner and 12,500,000 common units and 12,570,504 subordinated units to SemGroup Holdings;

•	the borrowing of $137.5 million under the Partnership’s five-year credit facility and the distribution of the proceeds to SemGroup Holdings;

•	the execution of the Throughput Agreement;

•	the execution of the Omnibus Agreement; and

•

the sale by the Partnership of 1,875,000 common units pursuant to the exercise of the underwriters’ over-allotment option and the use of the net proceeds of $38.7 million to reduce outstanding borrowings under the Partnership’s credit facility.

The unaudited pro forma results of operations were derived by adjusting the historical financial statements of the Predecessor and the Partnership to reflect the above transactions. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual effect of the above transactions will differ from pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

The unaudited pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the Crude Oil Business had been contributed to the Partnership on the dates indicated or which would be obtained in the future.

These unaudited pro forma financial statements reflect transactions in connection with the Partnership’s initial public offering and do not give consideration to this offering, the amendment of the Partnership’s credit facility, the purchase and sale agreement that the Partnership entered into with Parent on January 14, 2008 to acquire in an asset acquisition certain liquid asphalt cement terminalling and storage assets or the amendment to the Omnibus Agreement.

SEMGROUP ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Year Ended December 31, 2006

	Historical	Formation Transaction Adjustments		Pro Forma
	(in thousands, except per unit data)
Service revenues:
Third-party revenue	$28,839	$(11,691	)(a)	$17,148
Related party revenue	—	80,613	(b)	80,613

Total revenue	$28,839	$68,922		97,761
Expenses:
Operating	51,608	—		51,608
General and administrative	11,097	(6,097	)(c)	5,000

Total expenses	62,705	(6,097)		56,608

Operating income (loss)	(33,866)	75,019		41,153
Other (income) expenses:
Interest expense	1,989	4,348	(d)	6,337

Net income (loss)	$(35,855)	$70,671		$34,816

General partner’s interest in net income				$696

Limited partners’ interest in net income				$34,120

Basic and diluted net income per limited partner unit:
Common units				$1.27
Subordinated units				$1.27
Weighted average number of limited partner units outstanding:
Common units				14,375,000
Subordinated units				12,570,504

See accompanying notes to unaudited pro forma condensed financial statements.

SEMGROUP ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2007

	Historical	Formation Transaction Adjustments		Pro Forma
	(in thousands, except per unit data)
Service revenues:
Third-party revenue	$23,847	$(10,561	)(a)	$13,286
Related party revenue	20,531	52,063	(b)	72,594

Total revenue	$44,378	$41,502		85,880
Expenses:
Operating	50,110	—		50,110
General and administrative	11,015	(6,306	)(c)	4,709

Total expenses	61,125	(6,306)		54,819

Operating income (loss)	(16,747)	47,808		31,061
Other (income) expenses:
Interest expense	3,369	2,339	(d)	5,708
Provision for income taxes	62	—		62

Net income (loss)	$(20,178)	$45,642		$25,291

General partner’s interest in net income				$506

Limited partners’ interest in net income				$24,785

Net income per limited partner unit:
Common units				$0.94
Subordinated units				$0.90
Weighted average number of limited partner units outstanding:
Common units				14,375,000
Subordinated units				12,570,504

See accompanying notes to unaudited pro forma condensed financial statements.

SEMGROUP ENERGY PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation and Other Transactions

The historical financial information is derived from the historical financial statements of the Partnership and prior to July 20, 2007, the Predecessor. The pro forma adjustments have been prepared as if the Partnership’s initial public offering and the related transactions described below had taken place as of January 1, 2006.

The unaudited pro forma financial statements reflect the following transactions:

•	the contribution by SemGroup Holdings of the Crude Oil Business to the Partnership;

•

the issuance by the Partnership of 549,908 general partner units and the incentive distribution rights to the Partnership’s general partner and 12,000,000 common units and 12,570,504 subordinated units to SemGroup Holdings;

•	the borrowing of $137.5 million under the Partnership’s five-year credit facility and the distribution of the proceeds to SemGroup Holdings;

•	the execution of the Throughput Agreement;

•	the execution of the Omnibus Agreement; and

•

the sale by the Partnership of 1,875,000 common units pursuant to the exercise of the underwriters’ over-allotment option and the use of the net proceeds of $38.7 million to reduce outstanding borrowings under the Partnership’s credit facility.

Subsequent to the completion of its initial public offering, the Partnership anticipates incurring incremental general and administrative expenses of approximately $2.9 million per year. These estimated incremental expenses relate to being a publicly traded limited partnership and include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. Prior to July 20, 2007, the unaudited pro forma financial statements do not reflect this anticipated incremental general and administrative expense.

2. Pro Forma Adjustments and Assumptions

(a)	Contracts relating to certain third-party storage services were retained by Parent and the Partnership provides services to Parent relating to these contracts under the Throughput Agreement. Revenues associated with these services provided to Parent are reflected in adjustment (b).

(b)	Reflects the pro forma revenues pursuant to the terms of the Throughput Agreement. The Predecessor was historically a part of the integrated operations of Parent, and the Predecessor did not record the revenue associated with the gathering, transportation, terminalling and storage services provided on an intercompany basis. The Predecessor recognized only the costs associated with providing such services. The adjustment is based on actual gathering, transportation, terminalling and storage services provided on an intercompany basis for the period presented at rates specified in the Throughput Agreement. The Throughput Agreement has an initial term of seven years with additional automatic one-year renewals unless either party terminates the agreement upon one year’s prior notice.

(c)

Reflects adjustment of historically allocated general and administrative expenses to give effect to the fixed $5.0 million administrative fee specified in the Omnibus Agreement. Prior to July 20, 2007, pro forma general and administrative expenses do not include incremental expenses that the Partnership will incur as a public company, which the Partnership anticipates will be approximately $2.9 million per year. In addition, pro forma general and administrative expenses do not include discretionary incentive compensation based on pro forma EBITDA, which would have been approximately $2.0 million and $1.5 million on a pro forma basis for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

(d)	Reflects interest expense related to the net borrowings under the new credit facility of $98.8 million, related amortization of debt issuance costs and the commitment fee on the new $250.0 million credit facility as though the borrowing occurred effective January 1, 2006, net of capitalized interest of $1.1 million and $0.7 million for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. Interest expense is calculated assuming an estimated annual interest rate of 6.76%. A one percentage point change in the interest rate would change pro forma interest expense by $1.0 million per year.

3. Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated in accordance with the net income and loss allocation provisions of the Partnership’s limited partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner’s interest in the pro forma net income (loss), by the number of common and subordinated units outstanding at the closing of the initial public offering. For purposes of this calculation, we assumed that (1) the minimum quarterly distribution was made to all common unitholders for each quarter in the nine months ended September 30, 2007 and the minimum quarterly distribution was made to all common and subordinated unitholders for each of the quarters in the year ended December 31, 2006 and (2) the number of units outstanding were 14,375,000 common units and 12,570,504 subordinated units. All units were assumed to have been outstanding since January 1, 2006. Pursuant to the Partnership’s limited partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

Report of Independent Registered Public Accounting Firm

To the Partners of SemGroup Energy Partners, L.P. Predecessor

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in division equity, and of cash flows present fairly, in all material respects, the financial position of SemGroup Energy Partners L.P. Predecessor (the “Predecessor”) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

March 7, 2007

SEMGROUP ENERGY PARTNERS, L.P. PREDECESSOR

BALANCE SHEETS

	As of December 31,
	2005	2006
	(in thousands)
ASSETS (collateral for Parent debt—see Note 5)
Current assets:
Accounts receivable, net of allowance for doubtful accounts of $94 and $100 at December 31, 2005 and December 31, 2006, respectively	$2,100	$2,544
Other current assets	1,233	1,256

Total current assets	3,333	3,800

Property, plant and equipment, net of accumulated depreciation of $26,109 and $33,153 at December 31, 2005 and December 31, 2006, respectively	64,688	92,245
Goodwill	4,694	6,340
Other assets, net	197	2,462

Total assets (collateral for Parent debt—see Note 5)	$72,912	$104,847

LIABILITIES AND DIVISION EQUITY
Current liabilities:
Book overdrafts	$94	$87
Accounts payable	4,361	4,674
Accrued liabilities	809	1,183
Current portion of capital lease obligations	2,143	1,877

Total current liabilities	7,407	7,821

Long-term debt payable to Parent	31,191	31,191
Long-term capital lease obligations	5,515	3,689
Commitments and contingencies (Notes 8 and 9)

Division equity	28,799	62,146

Total liabilities and division equity	$72,912	$104,847

The accompanying notes are an integral part of these financial statements.

SEMGROUP ENERGY PARTNERS, L.P. PREDECESSOR

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
	(in thousands)
Service revenue	$15,857	$20,361	$28,839
Expenses:
Operating	30,996	38,467	51,608
General and administrative	7,570	6,280	11,097

Total expenses	38,566	44,747	62,705

Operating loss	(22,709)	(24,386)	(33,866)

Other expenses:
Interest expense	1,973	2,597	1,989

Net loss	$(24,682)	$(26,983)	$(35,855)

The accompanying notes are an integral part of these financial statements.

SEMGROUP ENERGY PARTNERS, L.P. PREDECESSOR

STATEMENTS OF CHANGES IN DIVISION EQUITY

Division Equity
(in thousands)
Balance, December 31, 2003	$17,463
Contribution from Parent	27,417
Net loss	(24,682)

Balance, December 31, 2004	$20,198
Contribution from Parent	35,584
Net loss	(26,983)

Balance, December 31, 2005	$28,799
Contribution from Parent	69,202
Net loss	(35,855)

Balance, December 31, 2006	$62,146

The accompanying notes are an integral part of these financial statements.

SEMGROUP ENERGY PARTNERS, L.P. PREDECESSOR

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
	(in thousands)
Cash flows from operating activities:
Net loss	$(24,682)	$(26,983)	$(35,855)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,353	6,554	8,597
(Gain) loss on sale of assets	(386)	115	405

Changes in assets and liabilities, net of acquisitions:
Decrease (increase) in accounts receivable	1,095	(741)	(444)
Decrease (increase) in other current assets	(70)	656	(23)
(Increase) in other assets	(126)	(1)	—
Increase in accounts payable	262	1,403	1,172
(Decrease) increase in accrued liabilities	(352)	149	374

Net cash used in operating activities	(17,906)	(18,848)	(25,774)

Cash flows from investing activities:
Acquisitions	—	—	(9,835)
Capital expenditures	(8,360)	(15,043)	(31,640)
Proceeds from sale of assets	249	97	146

Net cash used in investing activities	(8,111)	(14,946)	(41,329)

Cash flows from financing activities:
Increase (decrease) in book overdrafts	(60)	64	(7)
Payments on capital lease obligations	(1,340)	(1,854)	(2,092)
Contributions from Parent	27,417	35,584	69,202

Net cash used in financing activities	26,017	33,794	67,103

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

Cash paid for interest, net of amount capitalized	1,973	2,597	1,989
Acquisition of property, plant and equipment under capital lease obligation	2,262	5,366	—
Changes in accounts payable related to purchases of property, plant and equipment	(100)	1,444	(859)

The accompanying notes are an integral part of these financial statements.

SEMGROUP ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

ORGANIZATION—SemGroup Energy Partners, L.P. Predecessor (the “Predecessor”) includes the assets, liabilities and results of operations of certain crude oil terminalling and storage and gathering and transportation operations of SemGroup, L.P. (“Parent”) held by SemGroup Holdings, L.P. (“SemGroup Holdings”) prior to their contribution by SemGroup Holdings to SemGroup Energy Partners, L.P. (the “Partnership”). The Partnership was formed in February 2007 as a Delaware master limited partnership initially to own, operate and develop a diversified portfolio of complementary midstream energy assets.

NATURE OF BUSINESS—The Predecessor conducts its operations in the United States primarily in Oklahoma, Kansas and Texas. The Predecessor provides integrated terminalling, storage, gathering and transportation services for companies engaged in the production, distribution and marketing of crude oil.

2. BASIS OF PRESENTATION

The accompanying financial statements and related notes present the Predecessor’s financial position as of December 31, 2005 and 2006, and the results of our operations, changes in division equity, and cash flows for the years ended December 31, 2004, 2005 and 2006.

The Predecessor’s accounting and financial reporting policies conform to accounting principles and practices generally accepted in the United States of America. The accompanying financial statements include the assets, liabilities and results of operations of certain terminalling, storage, gathering and transportation operations of the Predecessor that will be contributed to the Partnership prior to the closing of the Partnership’s initial public offering on a carve out basis. Specifically, the Predecessor’s terminalling, storage, gathering and transportation operations will be contributed to the Partnership and will include crude oil storage capacity located in Oklahoma, Kansas and Texas, pipelines that gather and transport crude oil in Oklahoma and Texas, and owned or leased crude oil transport trucks that gather and transport crude oil primarily in Oklahoma, Kansas and Texas. Working capital will not be contributed to, and debt payable to Parent will not be assumed by, the Partnership. All significant inter-company accounts and transactions have been eliminated in the preparation of the accompanying financial statements.

Throughout the periods covered by the financial statements, Parent has provided cash management services to the Predecessor through a centralized treasury system. As a result, all of the Predecessor’s charges and cost allocations covered by the centralized treasury system were deemed to have been paid to Parent in cash, during the period in which the cost was recorded in the financial statements. In addition, cash advances by Parent in excess of cash earned by the Predecessor are reflected as contributions from Parent in the statements of division equity. As a result of this accounting treatment, the Predecessor’s working capital does not reflect any affiliate accounts payable for personnel and services, and the Predecessor had a negative working capital balance of $4.1 million and $4.0 million at December 31, 2005 and 2006, respectively. See note 5 for discussion of the Predecessor debt payable to Parent.

The Predecessor has historically been a part of the integrated operations of Parent, and neither Parent nor the Predecessor recorded revenue associated with the terminalling, storage, gathering and transportation services provided on an intercompany basis. Parent and the Predecessor recognized only the costs associated with providing such services. Accordingly, revenues reflected in these financial statements only represent services provided to third parties.

The accompanying financial statements include allocated general and administrative charges from Parent for indirect corporate overhead to cover costs of functions such as legal, accounting, treasury, environmental safety, information technology and other corporate services. General and administrative charges allocated by Parent were $3.3 million, $2.5 million and $3.8 million for the years ended December 31, 2004, 2005 and 2006, respectively. Management believes that the allocated general and administrative expense is representative of the costs and expenses incurred by Parent for the Predecessor. See note 7 for discussion of the methods of allocation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. The Predecessor makes significant estimates including: (1) allowance for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated cash flows and fair values inherent in impairment tests under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”); (4) estimated fair value of assets and liabilities acquired and identification of associated intangible assets; (5) accruals related to revenues and expenses; and (6) liability and contingency accruals. Although the Predecessor’s management believes these estimates are reasonable, actual results could differ from these estimates.

ACCOUNTS RECEIVABLE—The majority of the Predecessor’s accounts receivable relate to its gathering and transportation activities. Accounts receivable included in the balance sheets are reflected net of the allowance for doubtful accounts.

The Predecessor reviews all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that the Predecessor expects will not be fully recovered. Although the Predecessor considers its allowance for doubtful trade accounts receivable to be adequate, there is no assurance that actual amounts will not vary significantly from estimated amounts. Following is a reconciliation of the changes in the Predecessor’s allowance for doubtful accounts balances (in thousands):

	December 31, 2004	December 31, 2005	December 31, 2006
Balance at beginning of period	$30	$108	$94
Applied to accounts receivable balances	—	(14)	(19)
Charged to expense	78	—	25

Balance at end of period	$108	$94	$100

OTHER CURRENT ASSETS—Other current assets consist of the following (in thousands):

	December 31, 2005	December 31, 2006
Prepaid insurance	$1,229	$1,252
Other prepayments and deposits	4	4

Total other current assets	$1,233	$1,256

PROPERTY, PLANT AND EQUIPMENT—Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. The carrying value of the assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. As assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other income in the statements of operations.

Property, plant and equipment, net is stated at cost and consisted of the following (in thousands):

	Estimated Useful Lives (Years)	December 31, 2005	December 31, 2006
Land		$68	$93
Pipelines and facilities	15-25	27,711	29,333
Storage and terminal facilities	10-25	27,181	42,445
Transportation equipment, injection stations	5-10	18,723	24,383
Office property and equipment and other	3-10	4,767	5,609
Construction-in-progress		12,347	23,535

Property, plant and equipment gross		90,797	125,398

Accumulated depreciation		(26,109)	(33,153)

Property, plant and equipment, net		$64,688	$92,245

Property, plant and equipment includes assets under capital lease of $8.1 million and $5.5 million, net of accumulated depreciation of $3.5 million and $4.7 million at December 31, 2005 and 2006, respectively.

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was $6.4 million, $6.6 million and $8.5 million, respectively.

The Predecessor calculates its depreciation using the straight-line method, based on estimated useful lives of its assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, the Predecessor makes estimates with respect to useful lives and salvage values that it believes are reasonable. However, subsequent events could cause the Predecessor to change its estimates, thus impacting the future calculation of depreciation and amortization.

IMPAIRMENT OF LONG-LIVED ASSETS—Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” as amended. Under SFAS 144, assets are tested for impairment when events or circumstances indicate that its carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows. There were no asset impairments in the three year period ended December 31, 2006.

OTHER ASSETS—Other assets, net of accumulated amortization, consist of the following (in thousands):

	December 31, 2005	December 31, 2006
Customer relationships	$—	$1,858
Non-compete agreements	—	557
Deposits	72	71
Other	125	125

Other assets, gross	197	2,611
Accumulated amortization	—	(149)

Other assets, net	$197	$2,462

GOODWILL AND OTHER INTANGIBLES—Goodwill represents the excess of the cost of acquisitions over the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized but is tested annually for impairment. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Predecessor has two reporting segments comprised of (i) its terminalling and storage operations and (ii) its gathering and transportation operations. All of the Predecessor’s goodwill is attributed to its gathering and transportation reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Since adoption of SFAS 142, the Predecessor has not recognized any impairment of goodwill.

Acquired customer relationships and non-compete agreements are capitalized and amortized over useful lives ranging from 5 to 10 years using the straight-line method of amortization. Amortization of intangibles for the year ended December 31, 2006 was $0.1 million. No amortization expense was recorded for the years ended December 31, 2004 and 2005. An impairment loss is recognized for amortizable intangibles if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

The estimated aggregate amortization expense on amortizable intangible assets currently owned by the Predecessor is as follows (in thousands):

For twelve months ending:
December 31, 2007	$297
December 31, 2008	297
December 31, 2009	297
December 31, 2010	297
December 31, 2011	243
Thereafter	835

Total estimated aggregate amortization expense	$2,266

ENVIRONMENTAL MATTERS—Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources are charged to expense when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

REVENUE RECOGNITION—The Predecessor’s revenues consist of (i) terminalling and storage revenues and (ii) gathering and transportation revenues.

Terminalling and storage revenues consist of (i) storage fees from actual storage used on a month-to-month basis; (ii) storage fees resulting from short-term and long-term contracts for committed space that may or may not be utilized by the customer in a given month; and (iii) terminal throughput charges to pump crude oil to connecting carriers. Terminal throughput charges are recognized as the crude oil exits the terminal and is delivered to the connecting crude oil carrier or third-party terminal. Storage revenues are recognized as the services are provided and the amounts earned. All terminalling and storage revenues are based on actual volumes and rates.

Gathering and transportation revenues consist of fees recognized for the gathering of crude oil for our customers and the transportation of the crude oil to refiners, to common carrier pipelines for ultimate delivery to refiners or to terminalling and storage facilities owned by the Predecessor and others. Revenue for the gathering and transportation of crude oil is recognized when the service is performed and is based upon regulated and non-regulated tariff rates and the related transport volumes.

INCOME AND OTHER TAXES—Parent and the Predecessor are not subject to federal income taxes. As a result, their earnings or losses for federal income tax purposes have been included in the tax returns of their individual partners or owners.

4. ACQUISITIONS

On June 30, 2006, Parent completed the acquisition of the assets of Big Tex Crude Oil Company (“Big Tex”), a crude oil gathering, transportation and marketing company located in Abilene and Midland, Texas, and in Hobbs, New Mexico, for total consideration of approximately $15.5 million. Assets from this acquisition assigned to the Predecessor totaled $9.8 million, consisting primarily of equipment, vehicles and intangibles related to customer relationships and non-compete agreements, including goodwill of $1.6 million and intangibles of $2.4 million.

5. LONG TERM DEBT PAYABLE TO PARENT

Borrowings associated with Parent’s acquisition of the Predecessor in 2000 were allocated to the Predecessor and are reported as long term debt payable to Parent. At December 31, 2005 and 2006, debt payable to parent totaled $31.2 million. This debt includes interest and other terms generally consistent with Parent’s working capital facility. Interest is payable quarterly at the prime rate plus 0.25% (8.50% at December 31, 2006) and all borrowings are due and payable in October, 2010. Interest expense on the note was $1.6 million, $2.1 million and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, net of capitalized interest of $0.0, $0.3 million and $1.1 million for the same periods, respectively.

Generally, all assets of Parent, including the assets of the Predecessor, are pledged as collateral on substantially all of Parent’s debt. Payment of the debt of Parent is not dependent upon the cash flows of the Predecessor.

6. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

ONEOK Field Services accounted for 11%, and Duke Energy Field Services accounted for 10%, of the Predecessor’s revenues for the year ended December 31, 2004, respectively. Nexen Marketing USA, Inc. accounted for 14% of the Predecessor’s revenues for the year ended December 31, 2006. No other customers accounted for 10% or more of the Predecessor’s revenues during each of the years ended December 31, 2004, 2005 and 2006. The majority of the revenues from Nexen Marketing USA, Inc. and Oneok Field Services pertain to the Predecessor’s gathering, transportation and storage operations. The Predecessor believes that a loss of these customers would have only a short-term impact on its operating results. There can be no assurance, however, that the Predecessor would be able to identify and access a replacement market at comparable margins.

Financial instruments that potentially subject the Predecessor to concentrations of credit risk consist principally of trade receivables. The Predecessor’s accounts receivable are primarily from purchasers and shippers of crude oil. This industry concentration has the potential to impact the Predecessor’s overall exposure to credit risk in that the customers may be similarly affected by changes in economic, industry or other conditions. The Predecessor reviews credit exposure and financial information of its counterparties and generally require letters of credit for receivables from customers that are not considered creditworthy, unless the credit risk can otherwise be reduced.

7. RELATED PARTY TRANSACTIONS

The Predecessor has a storage agreement with an entity owned by a unitholder of its general partner under which the Predecessor recognized $0.5 million and $0.7 million in storage revenue during the years ended December 31, 2005 and 2006, respectively. The Predecessor made no sales to this entity in the year ended December 31, 2004. At December 31, 2006, nothing was due from this entity.

The employees supporting the Predecessor’s operations are employees of Parent. The Predecessor’s financial statements include costs allocated to it by Parent for centralized general and administrative services performed by Parent, as well as depreciation of assets utilized by Parent’s centralized general and administrative functions. Costs allocated to the Predecessor were based on identification of Parent’s resources which directly benefit the Predecessor and its proportionate share of costs based on the Predecessor’s estimated usage of shared resources and functions. Costs were allocated to the Predecessor based on its proportionate share of Parent’s headcount, compensation expense, net revenues or square footage as appropriate for the nature of the charge. All of the allocations are based on assumptions that the Partnership’s management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if the Predecessor had been operated as a stand-alone entity. See note 5 for a discussion of debt payable to the Parent.

8. COMMITMENTS AND CONTINGENCIES

The Predecessor leases certain real property, equipment and operating facilities under various operating and capital leases. It also incurs costs associated with leased land, rights-of-way, permits and regulatory fees, the contracts for which generally extend beyond one year but can be cancelled at any time should they not be required for operations. Future non-cancellable commitments related to these items at December 31, 2006, are summarized below (in thousands):

	Capital Leases	Operating Leases
For twelve months ending:
December 31, 2007	$2,306	$1,601
December 31, 2008	2,011	1,596
December 31, 2009	1,487	1,499
December 31, 2010	604	1,319
December 31, 2011	1	826
Thereafter	—	—

Total future minimum lease payments	6,409	$6,841

Less amount representing interest	(843)

Net future minimum lease payments	5,566
Less current portion	$(1,877)

	$3,689

Rental expense related to leases was $0.3 million, $0.5 million and $1.3 million for each of the years ended December 31, 2004, 2005 and 2006, respectively.

The Predecessor is from time to time subject to various legal actions and claims incidental to its business, including those arising out of employment-related matters. The Predecessor believes that these routine legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Predecessor. Once the Predecessor determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to its estimate of the likely exposure. The Predecessor did not have an accrual for legal settlements as of December 31, 2005 and 2006.

9. ENVIRONMENTAL REMEDIATION

The Predecessor maintains insurance of various types with varying levels of coverage that it considers adequate under the circumstances to cover its operations and properties. The insurance policies are subject to deductibles and retention levels that the Predecessor considers reasonable and not excessive. Consistent with insurance coverage generally available in the industry, in certain circumstances the Predecessor’s insurance policies provide limited coverage for losses or liabilities relating to gradual pollution, with broader coverage for sudden and accidental occurrences. Although the Predecessor maintains a program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to environmental releases from its assets may substantially affect its business.

At December 31, 2005 and 2006, the Predecessor was not aware of any existing conditions that may cause it to incur significant expenditures in the future for the remediation of existing contamination. As such, the

Predecessor has not reflected in the accompanying financial statements any liabilities for environmental obligations to be incurred in the future based on existing contamination. Changes in the Predecessor’s estimates and assumptions may occur as a result of the passage of time and the occurrence of future events.

10. OPERATING SEGMENTS

The Predecessor’s operations consist of two operating segments: (i) terminalling and storage services and (ii) gathering and transportation services.

TERMINALLING AND STORAGE SERVICES—The Predecessor provides crude oil terminalling and storage services at its terminalling and storage facilities located in Oklahoma, Kansas and Texas.

GATHERING AND TRANSPORTATION SERVICES—The Predecessor owns and operates two pipeline systems, the Mid-Continent system and the Longview system, that gather crude oil purchased by Parent and its other customers and transport it to refiners, to common carrier pipelines for ultimate delivery to refiners or to terminalling and storage facilities owned by the Predecessor and others. The Predecessor refers to its gathering and transportation system located in Oklahoma and the Texas Panhandle as the Mid-Continent system. It refers to its second gathering and transportation system, which is located in Texas, as the Longview system. In addition to its pipelines, the Predecessor uses its owned and leased tanker trucks to gather crude oil for Parent and its other customers at remote wellhead locations generally not covered by pipeline and gathering systems and to transport the crude oil to aggregation points and storage facilities located along pipeline gathering and transportation systems. In connection with its gathering services, the Predecessor also provides a number of producer field services, ranging from gathering condensates from natural gas companies to hauling produced water to disposal wells.

The Predecessor’s management evaluates performance based upon segment operating margin, which includes revenues from affiliates and external customers and operating expenses excluding depreciation. The non-GAAP measure of operating margin (in the aggregate and by segment) is presented in the following table. The Predecessor computes the components of operating margin by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating loss, which is its nearest comparable GAAP financial measure, is included in the following table. The Predecessor believes that investors benefit from having access to the same financial measures being utilized by management. Operating margin is an important measure of the economic performance of the Predecessor’s core operations. This measure forms the basis of the Predecessor’s internal financial reporting and is used by its management in deciding how to allocate capital resources between segments. Operating loss, alternatively, includes expense items, such as depreciation and amortization and general and administrative expenses, which management does not consider when evaluating the core profitability of an operation.

The following table reflects certain financial data for each segment for the periods indicated:

	Terminalling and Storage		Gathering and Transportation	Total
	(in thousands)
Twelve Months Ended December 31, 2004
Service revenue:
Non-affiliate third-party revenue	$2,566		$13,291	$15,857
Affiliate third-party revenue	—		—	—

Total revenue for reportable segments	2,566		13,291	15,857
Operating expenses (excluding depreciation)	1,188		23,455	24,643

Operating margin (excluding depreciation)	1,378		(10,164)	(8,786)

Depreciation and amortization	1,400		4,953	6,353
General and administrative expenses	666		6,904	7,570

Operating loss	(688)		(22,021)	(22,709)

Additions to long-lived assets	3,873		6,649	10,522
Total assets	23,019	(1)	34,720 (1)	57,739

Twelve Months Ended December 31, 2005
Service revenue:
Non-affiliate third-party revenue	$3,477		$16,394	$19,871
Affiliate third-party revenue	490		—	490

Total revenue for reportable segments	3,967		16,394	20,361
Operating expenses (excluding depreciation)	1,590		30,323	31,913

Operating margin (excluding depreciation)	2,377		(13,929)	(11,552)

Depreciation and amortization	1,793		4,761	6,554
General and administrative expenses	554		5,726	6,280

Operating income (loss)	30		(24,416)	(24,386)

Additions to long-lived assets	11,339		10,514	21,853
Total assets	32,935	(1)	39,977 (1)	72,912

Twelve Months Ended December 31, 2006
Service revenue:
Non-affiliate third-party revenue	$8,345		$19,764	$28,109
Affiliate third-party revenue	730		—	730

Total revenue for reportable segments	9,075		19,764	28,839
Operating expenses (excluding depreciation)	2,334		40,677	43,011

Operating margin (excluding depreciation)	6,741		(20,913)	(14,172)

Depreciation and amortization	2,160		6,437	8,597
General and administrative expenses	997		10,100	11,097

Operating income (loss)	3,584		(37,450)	(33,866)

Additions to long-lived assets	22,586		13,969	36,555
Total assets	54,221	(1)	50,626 (1)	104,847

(1)	Reflects correction of the previously reported total assets by segment. Total assets for the Terminalling and Storage segment were increased and total assets for the Gathering and Transportation segment were decreased by $11,850, $5,928, and $18,173 as of December 31, 2004, 2005 and 2006, respectively.

11. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, a revision of SFAS 123, Accounting for Stock-Based Compensation. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services by requiring a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Predecessor adopted this statement effective January 1, 2006. The adoption of this standard did not have a material impact on the Predecessor’s financial statements.

In September 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF Issue No. 04-13 requires that purchases and sales of inventory with the same counterparty in the same line of business should be accounted for as a single non-monetary exchange, if entered into in contemplation of one another. The consensus is effective for inventory arrangements entered into, modified or renewed in interim or annual reporting periods beginning after March 15, 2006. The Predecessor adopted this issue effective April 1, 2006. The adoption of EITF Issue No. 04-13 did not have a material impact on the Predecessor’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Predecessor is currently assessing the impact, if any, SFAS 157 will have on its financial position, results of operations or cash flows.

SEMGROUP ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2006	As of September 30, 2007
		(Unaudited)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$1,168
Accounts receivable, net of allowance for doubtful accounts of $100 and $0 at December 31, 2006 and September 30, 2007, respectively	2,544	1,868
Other current assets	1,256	1,391

Total current assets	3,800	4,427

Property, plant and equipment, net of accumulated depreciation of $33,153 and $37,679 at December 31, 2006 and September 30, 2007, respectively	92,245	103,384
Goodwill	6,340	6,340
Other assets, net	2,462	3,165

Total assets	$104,847	$117,316

LIABILITIES AND DIVISION EQUITY / PARTNERS CAPITAL
Current liabilities:
Accounts payable	4,761	2,789
Payable to Affiliate—Parent	—	403
Accrued liabilities	1,183	2,308
Current portion of capital lease obligations	1,877	1,268

Total current liabilities	7,821	6,768

Long-term debt payable to Parent	31,191	—
Long-term debt	—	92,500
Long-term capital lease obligations	3,689	1,416
Interest rate swaps liability	—	627
Commitments and contingencies (Note 9)
Division equity / Partners’ capital:
Predecessor division equity	62,146	—
Common unitholders (14,375,000 units issued and outstanding at September 30, 2007)	—	316,420
Subordinated unitholders (12,570,504 units issued and outstanding at September 30, 2007)	—	(287,824)
General partner interest (2% interest with 549,908 general partner units issued and outstanding at September 30, 2007)	—	(12,591)

Total Division equity / Partners’ capital	62,146	16,005

Total liabilities and division equity	$104,847	$117,316

See accompanying notes to unaudited financial statements.

SEMGROUP ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
	(Unaudited)
	(in thousands, except per unit data)
Service revenue
Third party revenue	$19,861	$23,847
Related party revenue	570	20,531

Total revenue	20,431	44,378

Expenses:
Operating	38,239	50,110
General and administrative	8,158	11,015

Total expenses	46,397	61,125

Operating income (loss)	(25,966)	(16,747)

Other expenses:
Interest expense	1,581	3,369

Income before income taxes	(27,547)	(20,116)

Provision for income taxes	—	62

Net income (loss)	$(27,547)	$(20,178)

Allocation of net income (loss) to common and subordinated partners:
Net loss attributable to SemGroup Energy Partners Predecessor		$(26,118)
General Partner interest in net income		119

Net income allocable to common and subordinated partners		$5,821

Basic and diluted income per common unit		$0.24
Basic and diluted income per subordinated unit		$0.19

Weighted average common units outstanding—basic		14,375
Weighted average subordinated units outstanding—basic		12,571
Weighted average common units outstanding—diluted		14,508
Weighted average subordinated units outstanding—diluted		12,571

See accompanying notes to unaudited financial statements.

SEMGROUP ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DIVISION EQUITY / PARTNERS’ CAPITAL

	SGLP Predecessor Division Equity	Common Unitholders	Subordinated Unitholders	General Partner Interest
	(unaudited)
	(in thousands)
Balance, December 31, 2006	$62,146	$—	$—	$—
Contributions from Parent	71,931	—	1	—
Net loss from January 1, 2007 through July 19, 2007	(26,118)	—	—	—
Allocation of SGLP Predecessor equity in exchange for 12,500,000 common units, 12,570,504 subordinated units and a 2% general partnership interest (represented by 549,908 units)	28,504	275,000	(290,783)	(12,721)
Proceeds from sale of 1,875,000 common units	—	41,250	—	—
Underwriters discount and offering expenses	—	(3,214)	—	—
Distribution to SemGroup Holdings	(136,463)	—	—	—
Equity-based compensation	—	278	243	11
Net income from July 20, 2007 through September 30, 2007	—	3,106	2,715	119

Balance, September 30, 2007	$—	$316,420	$(287,824)	$(12,591)

See accompanying notes to unaudited financial statements.

SEMGROUP ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2006	2007
	(unaudited)
	(in thousands)
Cash flows from operating activities:
Net loss	$(27,547)	$(20,178)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,123	6,781
Amortization of debt issuance costs	—	41
Allowance for uncollectible accounts receivable	(19)	(25)
Net unrealized loss related to derivative instruments	—	627
Loss on sale of assets	222	68
Equity-based incentive compensation expense	—	532

Changes in assets and liabilities, net of acquisitions:
Decrease (increase) in accounts receivable	(149)	701
Increase in other current assets	(443)	(135)
Decrease in other assets	—	72
Increase (decrease) in accounts payable	731	(637)
Increase in accrued liabilities	1,342	498

Net cash used in operating activities	(19,740)	(11,655)

Cash flows from investing activities:
Acquisition	(9,835)	—
Capital expenditures	(26,400)	(18,951)
Proceeds from sale of assets	142	338

Net cash used in investing activities	(36,093)	(18,613)

Cash flows from financing activities:
Increase (decrease) in book overdrafts	49	(86)
Debt issuance costs	—	(1,037)
Payments on capital lease obligations	(1,599)	(1,294)
Borrowings under credit facility	—	146,550
Payments under credit facility	—	(54,050)
Proceeds from equity issuance, net of offering costs	—	38,036
Distribution to SemGroup Holdings LP	—	(136,463)
Contributions from Parent	57,383	39,780

Net cash provided by financing activities	55,833	31,436

Net increase in cash and cash equivalents	—	1,168
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$1,168

Predecessor liabilities not contributed to Partnership	$—	$32,151
Cash paid for interest, net of amount capitalized	1,581	2,643
Changes in accounts payable related to purchases of property, plant and equipment	1,619	(846)

See accompanying notes to unaudited financial statements.

SEMGROUP ENERGY PARTNERS, L.P.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

ORGANIZATION AND NATURE OF BUSINESS—SemGroup Energy Partners, L.P. (the “Partnership”) is a publicly traded master limited partnership with operations in the United States primarily in Oklahoma, Kansas and Texas. The Partnership provides integrated terminalling, storage, gathering and transportation services for companies engaged in the production, distribution and marketing of crude oil. The Partnership was formed in February 2007 as a Delaware limited partnership initially to own, operate and develop a diversified portfolio of complementary midstream energy assets.

On July 20, 2007, the Partnership issued 12,500,000 common units, representing limited partner interests in the Partnership, and 12,570,504 subordinated units, representing additional limited partner interests in the Partnership, to SemGroup Holdings, L.P. (“SemGroup Holdings”) and 549,908 general partner units representing a 2% general partner interest in the Partnership to SemGroup Energy Partners G.P., L.L.C. SemGroup Holdings subsequently offered 12,500,000 common units pursuant to a public offering at a price of $22 per unit. In addition, the Partnership issued an additional 1,875,000 common units to the public pursuant to the underwriters’ exercise of their over-allotment option. The initial public offering closed on July 23, 2007.

2. BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements and related notes include the accounts of the Partnership, and prior to July 20, 2007, the assets, liabilities and operations contributed to the Partnership by SemGroup, L.P. (“Parent”) in connection with the Partnership’s initial public offering. The financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“GAAP”).

The accompanying financial statements include the assets, liabilities and results of operations of crude oil terminalling and storage and gathering and transportation operations that were contributed to the Partnership prior to the closing of the Partnership’s initial public offering on a carve out basis and are referred to as the “Predecessor”. Both the Partnership and the Predecessor had common ownership and, in accordance with Emerging Issues Task Force Issue No. 87-21, “Change of Accounting Basis in Master Limited Partnership Transactions,” the assets and liabilities transferred were carried forward to the Partnership at their historical amounts. Specifically, the Predecessor’s terminalling and storage and gathering and transportation operations were contributed to the Partnership and include crude oil storage capacity located in Oklahoma, Kansas and Texas, pipelines that gather and transport crude oil in Oklahoma and Texas, and owned or leased crude oil transport trucks that gather and transport crude oil primarily in Oklahoma, Kansas and Texas. Working capital was not contributed to, and debt payable to Parent was not assumed by (together totaling $32.2 million), the Partnership. All significant intercompany accounts and transactions have been eliminated in the preparation of the accompanying financial statements.

Through the date of the initial public offering, the Parent provided cash management services to the Predecessor through a centralized treasury system. As a result, all of the Predecessor’s charges and cost allocations covered by the centralized treasury system were deemed to have been paid to Parent in cash, during the period in which the cost was recorded in the financial statements. In addition, cash advances by Parent in excess of cash earned by the Predecessor are reflected as contributions from Parent in the statements of division equity. As a result of this accounting treatment, the Predecessor’s working capital does not reflect any affiliate accounts payable for personnel and services, and the Predecessor had a negative working capital balance of $4.0 million at December 31, 2006.

Historically, the Predecessor was a part of the integrated operations of Parent, and neither Parent nor the Predecessor recorded revenue associated with the terminalling and storage and gathering and transportation services provided on an intercompany basis. Parent and the Predecessor recognized only the costs associated with providing such services. Accordingly, revenues reflected in these financial statements for all periods prior to the contribution of the assets, liabilities and operations to us by Parent on July 20, 2007 are substantially services provided to third parties. Prior to the close of its initial public offering in July 2007, the Partnership entered into a Throughput Agreement with Parent under which the Partnership provides crude oil gathering and transportation and terminalling and storage services to Parent (See Note 10).

The accompanying financial statements include allocated general and administrative charges from Parent for indirect corporate overhead to cover costs of functions such as legal, accounting, treasury, environmental safety, information technology and other corporate services. General and administrative charges allocated by Parent prior to the contribution of the assets, liabilities and operations to us by Parent were $2.9 million and $3.2 million for the nine months ended September 30, 2006 and 2007, respectively. Management believes that the allocated general and administrative expense is representative of the costs and expenses incurred by Parent for the Predecessor. Prior to the close of its initial public offering in July 2007, the Partnership entered into an Omnibus Agreement with Parent under which the Partnership reimburses Parent for the provision of various general and administrative services for the Partnership’s benefit (See Note 10).

The statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same bases as the audited financial statements and include all adjustments necessary to present fairly the financial position and results of operations for the respective interim periods. Interim financial results are not necessarily indicative of the results to be expected for an annual period. The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. Management makes significant estimates including: (1) allowance for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated cash flows and fair values inherent in impairment tests under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”); (4) estimated fair value of assets and liabilities acquired and identification of associated intangible assets; (5) accruals related to revenues and expenses; and (6) liability and contingency accruals. Although management believes these estimates are reasonable, actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS—Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS 144 as amended. Under SFAS 144, assets are tested for impairment when events or circumstances indicate that their carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows. There were no asset impairments in the nine month periods ended September 30, 2007.

INCOME AND OTHER TAXES—The Partnership and the Predecessor are not subject to federal income taxes. For federal and most state income tax purposes, all income, gains, losses, expenses, deductions and tax credits generated by the Partnership flow through to the unitholders of the Partnership. Beginning in 2007, the state of Texas implemented a partnership-level tax based on a percentage of the financial results of assets apportioned to the state of Texas. The Partnership and the Predecessor have reported their estimate of this tax as provision for income taxes on our consolidated statements of income.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. The carrying value of the assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. As assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other income in the statements of operations.

Property, plant and equipment, net is stated at cost and consisted of the following (in thousands):

	Estimated Useful Lives (Years)	December 31, 2006	September 30, 2007
Land		$93	$309
Pipelines and facilities	15-25	29,333	34,186
Storage and terminal facilities	10-25	42,445	71,619
Transportation equipment, injection stations	5-10	24,383	25,001
Office property and equipment and other	3-10	5,609	8,451
Construction-in-progress		23,535	1,497

Property, plant and equipment gross		125,398	141,063
Accumulated depreciation		(33,153)	(37,679)

Property, plant and equipment, net		$92,245	$103,384

Property, plant and equipment includes assets under capital leases of $5.5 million and $2.7 million, net of accumulated depreciation of $4.7 million and $3.9 million at December 31, 2006 and September 30, 2007, respectively.

Depreciation expense for the nine months ended September 30, 2006 and 2007 was $6.1 million and $6.5 million, respectively.

Depreciation is calculated using the straight-line method, based on estimated useful lives of the assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, management makes estimates with respect to useful lives and salvage values that it believes are reasonable. However, subsequent events could cause management to change its estimates, thus impacting the future calculation of depreciation.

5. LONG TERM DEBT

On July 20, 2007, the Partnership entered into a $250.0 million five-year credit facility with a syndicate of financial institutions. The Partnership borrowed approximately $137.5 million prior to the closing of the initial public offering. The Partnership’s obligations under the credit agreement are secured by substantially all of the assets of the Partnership and its restricted subsidiaries. The Partnership may prepay all advances at any time without penalty, subject to the reimbursement of lender breakage costs in the case of prepayment of LIBOR borrowings. Indebtedness under the credit facility bears interest at the Partnership’s option, at either (i) the administrative agent’s prime rate or the federal funds rate plus 0.5%, plus an applicable margin that ranges from 0.25% to 1.25%, depending upon the Partnership’s total leverage ratio, or (ii) LIBOR plus an applicable margin that ranges from 1.25% to 2.25%, depending upon the Partnership’s total leverage ratio.

The Partnership distributed $136.5 million, net of debt issuance costs of $1.0 million, advanced under the credit agreement to SemGroup Holdings. On July 23, 2007, the Partnership repaid approximately $38.7 million under the new credit facility with the proceeds it received in connection with the exercise of the underwriters’ over-allotment option in the Partnership’s initial public offering.

Under the credit agreement, the Partnership is subject to certain limitations, including limitations on its ability to grant liens, incur additional indebtedness, engage in a merger, consolidation or dissolution, enter into transactions with affiliates, sell or otherwise dispose of its assets, businesses and operations, materially alter the character of its business, and make acquisitions, investments and capital expenditures. The credit agreement prohibits the Partnership from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. The credit agreement requires the Partnership to maintain a leverage ratio (the ratio of its consolidated funded indebtedness to its consolidated adjusted EBITDA, in each case as defined in the credit agreement) of not more than 5.00 to 1.00 and, on a temporary basis, from the date of the consummation of certain acquisitions until the last day of the third consecutive fiscal quarter following such acquisitions, not more than 5.50 to 1.00; provided, that after the issuance of senior unsecured notes, the leverage ratio limitation will be modified by a requirement that the Partnership maintain a senior secured leverage ratio of not more than 4.00 to 1.00 and a total leverage ratio of not more than 5.50 to 1.00, subject to temporary increases of the senior secured leverage ratio to not more than 4.50 to 1.00 and the total leverage ratio of not more than 6.00 to 1.00 following the consummation of certain acquisitions as described above. As of September 30, 2007, the Partnership’s leverage ratio was 1.90 to 1.00. The credit agreement also requires the Partnership to maintain an interest coverage ratio (the ratio of its consolidated EBITDA to its consolidated interest expense, in each case as defined in the credit agreement) of not less than 2.75 to 1.00 determined as of the last day of each quarter for the four-quarter period ending on the date of determination. As of September 30, 2007, the Partnership’s interest coverage ratio was 6.46 to 1.00. The credit agreement specifies a number of events of default (many of which are subject to applicable cure periods), including, among others, failure to pay any principal when due or any interest or fees within three business days of the due date, failure to perform or otherwise comply with the covenants in the credit agreement, failure of any representation or warranty to be true and correct in any material respect, failure to pay debt, a change of control of the Partnership or SemGroup, L.P., and other customary defaults including specified bankruptcy or insolvency events, the Employee Retirement Income Security Act of 1974, or ERISA, violations, and material judgment defaults. If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies.

As of January 11, 2008, the Partnership had an aggregate unused credit availability of approximately $160.4 million under its $250.0 million revolving credit facility. All amounts outstanding under the $250.0 million revolving credit facility mature in July 2012.

The Partnership is exposed to market risk for changes in interest rates related to its credit facility. Interest rate swap agreements are used to manage a portion of the exposure related to changing interest rates by converting floating-rate debt to fixed-rate debt. In August 2007 the Partnership entered into interest rate swap agreements with an aggregate notional value of $80.0 million that mature on August 20, 2010. Under the terms of the interest rate swap agreements, the Partnership will pay fixed rates of 4.9% and will receive three-month LIBOR with quarterly settlement. The value of the interest rate swaps at September 30, 2007 is a liability of $0.6 million and is recorded in long-term derivative liabilities on the consolidated balance sheet.

The interest rate swaps do not receive hedge accounting treatment under SFAS 133. Changes in the fair value of the interest rate swaps are recorded in interest expense in the statements of operations.

6. NET INCOME PER LIMITED PARTNER UNIT

Subject to applicability of Emerging Issues Task Force Issue No. 03-06 (“EITF 03-06”), “Participating Securities and the Two-Class Method under Financial Accounting Standards Board (“FASB”) Statement No. 128,” as discussed below, Partnership income is allocated 98% to the limited partners, including the holders of subordinated units, and 2% to the general partner. Basic and diluted net income per common and subordinated partner unit is determined by dividing net income attributable to common and subordinated partners by the weighted average number of outstanding common and subordinated partner units during the period.

EITF 03-06 addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity when, and if, it declares dividends on its common stock (or partnership distributions to unitholders). EITF 03-06 applies to any accounting period where our aggregate net income exceeds aggregate dividends declared in the period. In such periods, we are required to present earnings per unit as if all of the earnings for the periods were distributed.

Basic net income per unit is computed by dividing net income attributable to common and subordinated unitholders as allocated in accordance with the net income allocation provisions of the limited partnership agreement by the weighted average number of units outstanding during each period. However, because the Partnership’s initial public offering was completed on July 23, 2007, the number of units issued following the initial public offering is utilized for the 2007 period presented. Diluted earnings per unit reflects the potential dilution of common equivalent units that could occur if securities or other contracts to issue common units were exercised or converted into common units.

The following sets forth the computation of basic and diluted net income per common and subordinated unit (in thousands, except per unit data):

	Nine Months Ended September 30, 2006	January 1, 2007 to July 19, 2007	July 20, 2007 to September 30, 2007
Net income (loss)	$(27,547)	$(26,118)	$5,940
Less: General partner 2% ownership		(26,118)	119

Net income available to limited partners		$—	$5,821

Basic weighted average number of units outstanding:
Common units			14,375
Subordinated units			12,571
Diluted weighted average number of units outstanding:
Common units(1)			14,508
Subordinated units			12,571

Basic and diluted net income per common unit			$0.24
Basic and diluted net income per subordinated unit			$0.19

(1)	The awards that contemplate the issuance of common units described in Note 8 are considered dilutive securities unless (i) vesting occurs only upon the satisfaction of a performance condition and (ii) that performance condition has yet to be satisfied. The dilutive securities are reduced by a hypothetical unit repurchase based on the remaining unamortized fair value, as prescribed by the treasury stock method in Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share.”

7. PARTNERS’ CAPITAL AND DISTRIBUTIONS

On October 25, 2007, the Partnership declared a pro-rated cash distribution of $0.24 per unit on its outstanding units. The distribution was payable on November 14, 2007 to unitholders of record on November 1, 2007. The distribution was pro-rated for the partial quarter following the closing of the Partnership’s initial public offering and therefore corresponds to the period July 23, 2007 through September 30, 2007.

The total distribution paid was approximately $6.7 million, with approximately $3.5 million, $3.0 million, and $0.1 million paid to our common unitholders, subordinated unitholders and general partner, respectively, and $0.1 million paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

8. LONG-TERM INCENTIVE PLAN

In July 2007 the Partnership’s general partner adopted the SemGroup Energy Partners G.P. L.L.C. Long-Term Incentive Plan (the “Plan”). The compensation committee of the general partner’s board of directors administers the Plan. The Plan authorizes the grant of an aggregate of 1.25 million common units deliverable upon vesting. Although other types of awards are contemplated under the Plan, currently outstanding awards include “phantom” units, which convey the right to receive common units upon vesting, and “restricted” units, which are grants of common units restricted until the time of vesting. The phantom unit awards also include distribution equivalent rights (“DERs”). Subject to applicable earning criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. Recipients of restricted units are entitled to receive cash distributions paid on common units during the vesting period.

In July of 2007, 475,000 phantom units and 5,000 restricted units were granted which vest ratably over periods of four and three years, respectively. These grants are equity awards under SFAS 123(R) and, accordingly, the fair value of the awards as of the grant date is expensed over the vesting period. The weighted average grant date fair-value of the awards is $22 per unit. The value of these award grants was approximately $10.5 million and $0.1 million at September 30, 2007, respectively, and the unrecognized estimated compensation cost on that date was $10.0 million, which will be recognized over the remaining vesting periods. As of September 30, 2007, all outstanding awards are expected to fully vest.

Our equity-based incentive compensation expense for the nine months ended September 30, 2006 and 2007 is summarized as follows:

	Nine Months Ended September 30,
	2006	2007
	(in thousands)
2007 awards	$—	$532

Total	$—	$532

9. COMMITMENTS AND CONTINGENCIES

The Partnership is from time to time subject to various legal actions and claims incidental to its business, including those arising out of environmental-related matters. Management believes that these routine legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Partnership. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to its estimate of the likely exposure. The Partnership did not have an accrual for legal settlements as of December 31, 2006 or September 30, 2007.

10. RELATED PARTY TRANSACTIONS

Prior to the close of its initial public offering in July 2007, the Partnership entered into the Throughput Agreement with Parent. For the nine months ended September 30, 2007, the Partnership recognized revenue of $20.2 million under the Throughput Agreement. Under this agreement, the Partnership provides the following services to Parent:

•

Gathering and Transportation Services.    The Partnership gathers crude oil for Parent for delivery to refiners, to large common carrier pipelines for ultimate delivery to refiners, to the Partnership’s storage facilities (including the Partnership’s Cushing terminal) or to storage locations owned by others. Under the Throughput Agreement, the Partnership charges fees for the following types of pipeline gathering and transportation services:

•	Gathering services. Parent is obligated to pay the Partnership a fee per barrel gathered on the Partnership’s gathering systems.

•	Pipeline transportation services. Parent is obligated to pay the Partnership a fee per barrel transported on the Partnership’s Mid-Continent system.

•	Delivery services. Parent is obligated to pay the Partnership a fee per barrel for deliveries out of the Partnership’s Cushing terminal.

•

Trucking services.    The Partnership gathers crude oil for Parent from operators at remote wellhead locations not served by pipeline gathering systems. The Partnership’s trucking fleet delivers such crude oil to the Partnership’s gathering systems located in Oklahoma and Texas, common carrier pipelines or the Partnership’s Cushing terminal. Parent pays the Partnership a fee per barrel depending on the point of origin and destination for these trucking services.

•	The Throughput Agreement does not apply to any gathering or transportation services on the Partnership’s Longview system or to any producer field services.

•

Terminalling and Storage Services.    The Partnership provides services relating to the receipt, storage, throughput and delivery of crude oil for Parent into and out of the tanks located throughout the Partnership’s Mid-Continent system, including at the Partnership’s Cushing terminal, and the Partnership’s Longview system. The Partnership’s storage services enable Parent to purchase and store crude oil and sell it at later dates.

•

Minimum Throughput and Storage Requirements.    Under the Throughput Agreement, the gathering services and pipeline transportation services the Partnership provides to Parent (other than gathering and pipeline transportation services provided on the Longview system) are subject to minimum throughput requirements each month, regardless of the amount of such services actually used by Parent in a given month. Parent has committed to utilize a minimum of 80% of the Partnership’s historical average volume of trucking services. In addition, Parent has committed to use services constituting 80% of the Partnership’s total storage capacity. Parent is obligated, regardless of the amount of services actually used by Parent in a given month, to pay the Partnership a fee per barrel for the first 80% of the Partnership’s storage capacity. If Parent utilizes any of these services in excess of these minimum throughput, trucking or storage requirements, Parent will pay the Partnership a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, the Partnership is able to contract with other customers for services in excess of these minimum commitments and the Partnership is not obligated to provide any services in excess of the minimum requirements to Parent.

Based on these minimum throughput, trucking and storage requirements, Parent is obligated to pay the Partnership minimum monthly fees totaling $45.3 million and $30.8 million annually for the Partnership’s gathering and transportation services and the Partnership’s terminalling and storage services. The pipeline trucking unloading services the Partnership provides to Parent pursuant to the Throughput Agreement are not subject to any minimum usage requirements.

Under the Omnibus Agreement with Parent, the Partnership reimburses Parent for the provision of various general and administrative services for the Partnership’s benefit. The Partnership pays Parent a fixed administrative fee for providing general and administrative services to the Partnership, which is initially fixed at $5.0 million per year through July 2010, subject to annual increases based on increases in the Consumer Price Index and subject to further increases in connection with expansions of the Partnership’s operations through the acquisition or construction of new assets or businesses with the concurrence of the Partnership’s conflicts committee.

After July 2010, the Partnership’s general partner will determine the general and administrative expenses to be allocated to the Partnership in accordance with the partnership agreement. For the nine months ended September 30, 2007, the Partnership paid Parent $1.0 million for the services provided under the Omnibus Agreement. The Partnership also reimburses Parent for operating payroll costs associated with services the Parent’s employees provide to the Partnership. For the nine months ended September 30, 2007, the Partnership recorded $4.5 million in compensation costs related to services provided by Parent’s employees. As of September 30, 2007, the Partnership has a $0.4 million liability payable to Parent. The Partnership settles its affiliate liabilities on a monthly basis.

The Predecessor had a storage agreement with an entity owned by a unitholder of its general partner under which the Predecessor recognized $0.6 million and $0.0 million in storage revenue during the nine months ended September 30, 2006 and 2007, respectively. At September 30, 2007, nothing was due from this entity. The Predecessor had a transportation agreement with an entity owned by a unitholder of its general partner under which the Predecessor recognized $0.0 million and $0.1 million in transportation revenue during the nine months ended September 30, 2006 and 2007, respectively. At September 30, 2007, nothing was due from this entity.

During the nine months ended September 30, 2007, the Partnership made payments of $0.4 million to a third party entity on whose board of directors a member of our general partner’s board of directors serves in connection with leased transport trucks and trailers utilized in the Partnership’s gathering and transportation services segment. At September 30, 2007 the Partnership had future commitments to this entity totaling $5.6 million

11. OPERATING SEGMENTS

The Partnership’s operations consist of two operating segments: (i) terminalling and storage services and (ii) gathering and transportation services.

TERMINALLING AND STORAGE SERVICES—The Partnership provides crude oil terminalling and storage services at its terminalling and storage facilities located in Oklahoma, Kansas and Texas.

GATHERING AND TRANSPORTATION SERVICES—The Partnership owns and operates two pipeline systems, the Mid-Continent system and the Longview system, that gather crude oil purchased by Parent and its other customers and transport it to refiners, to common carrier pipelines for ultimate delivery to refiners or to terminalling and storage facilities owned by the Partnership and others. The Partnership refers to its gathering and transportation system located in Oklahoma and the Texas Panhandle as the Mid-Continent system. It refers to its second gathering and transportation system, which is located in Texas, as the Longview system. In addition to its pipelines, the Partnership uses its owned and leased tanker trucks to gather crude oil for Parent and its other customers at remote wellhead locations generally not covered by pipeline and gathering systems and to transport the crude oil to aggregation points and storage facilities located along pipeline gathering and transportation systems. In connection with its gathering services, the Partnership also provides a number of producer field services, ranging from gathering condensates from natural gas companies to hauling produced water to disposal wells.

The Partnership’s management evaluates performance based upon segment operating margin, which includes revenues from affiliates and external customers and operating expenses excluding depreciation. The non-GAAP measure of operating margin (in the aggregate and by segment) is presented in the following table. The Partnership computes the components of operating margin by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating loss, which is its nearest comparable GAAP financial measure, is included in the following table. The Partnership believes that investors benefit from having access to the same financial measures being utilized by management. Operating margin is an important measure of the economic performance of the Partnership’s core operations. This measure forms the basis of the Partnership’s internal financial reporting and is used by its management in deciding how to allocate capital resources between segments. Operating loss, alternatively, includes expense items, such as depreciation and amortization and general and administrative expenses, which management does not consider when evaluating the core profitability of an operation.

The following table reflects certain financial data for each segment for the periods indicated:

	Terminalling and Storage	Gathering and Transportation	Total
	(in thousands)
Nine Months Ended September 30, 2006
Service revenue
Non-affiliate third party revenue	$5,192	$14,669	$19,861
Related party revenue	570	—	570

Total revenue for reportable segments(1)	5,762	14,669	20,431

Operating margin (exclusive of depreciation)	3,976	(15,661)	(11,685)
Depreciation and amortization	1,363	4,760	6,123
General and administrative expenses	733	7,425	8,158

Income (loss) before income taxes	1,880	(27,846)	(25,966)

Total assets (end of period)	46,329	58,561	104,890

Nine Months Ended September 30, 2007
Service revenue
Non-affiliate third party revenue	$7,836	$16,011	$23,847
Related party revenue	7,245	13,286	20,531

Total revenue for reportable segments(1)	15,081	29,297	44,378

Operating margin (exclusive of depreciation)	13,632	(12,583)	1,049
Depreciation and amortization	1,959	4,822	6,781
General and administrative expenses	961	10,054	11,015

Income (loss) before income taxes	10,712	(27,459)	(16,747)

Total assets (end of period)	63,134	54,182	117,316

(1)	Historically, the Predecessor was a part of the integrated operations of Parent, and neither Parent nor the Predecessor recorded revenue associated with the terminalling and storage and gathering and transportation services provided on an intercompany basis. Accordingly, revenues reflected for all periods prior to the contribution of the assets, liabilities and operations to the Partnership by Parent on July 20, 2007 are substantially services provided to third parties.

12. RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2007, the Emerging Issues Task Force (“EITF”) of the FASB reached a tentative conclusion on Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships” (“Issue No. 07-4”). This tentative conclusion reached by the EITF affects how a master limited partnership (“MLP”) allocates income between its general partner, which typically holds incentive distribution rights (“IDRs”) along with the general partner interest, and the limited partners. It is not uncommon for MLPs to experience timing differences between the recognition of income and partnership distributions. The amount of incentive distribution is typically calculated based on the amount of distributions paid to the MLP’s partners. The issue is whether current period earnings of an MLP should be allocated to the holders of IDRs as well as the holders of the general and limited partnership interests when applying the two-class method under FASB Statement No. 128—“Earnings per Share.”

The tentative conclusion reached by the EITF in Issue No. 07-4 is that when current period earnings are in excess of cash distributions, the undistributed earnings should be allocated to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders based upon the terms of the partnership agreement. Under this model, contractual limitations on distributions to incentive distribution rights holders would be considered when determining the amount of earnings to allocate to them. That is, undistributed earnings would not be considered available cash for purposes of allocating earnings to incentive distribution rights holders. Conversely, when cash distributions are in excess of earnings, net income (or loss) should be reduced (increased) by the distributions made to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders. The resulting net loss would then be allocated to the holders of the general partner interest and the holders of the limited partner interest based on their respective sharing of the losses based upon the terms of the partnership agreement.

Issue No. 07-4 is expected to be effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The accounting treatment shall be effective for all financial statements presented. The Partnership is considering the impact of the adoption of Issue 07-4 on the Partnership’s financial statements.

13. SUBSEQUENT EVENTS

On October 3, 2007, the Partnership’s general partner appointed Brian F. Billings as an independent director of its Board of Directors. Mr. Billings will chair the Conflicts Committee and will also serve on the Audit Committee and the Compensation Committee of the Board of Directors of the Partnership’s general partner. Under the provisions of the Plan, Mr. Billings was granted an award of 5,000 restricted units on October 3, 2007. These restricted units vest ratably over three years and include the right to receive distributions paid on common units during the vesting period.

On January 14, 2008, the Partnership entered into a purchase and sale agreement to acquire certain liquid asphalt cement terminalling and storage assets from Parent for $378.8 million.

Report of Independent Registered Public Accounting Firm

To the Member of SemGroup Energy Partners G.P., L.L.C.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of SemGroup Energy Partners G.P., L.L.C. (the “Company”) at February 28, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

March 7, 2007

SEMGROUP ENERGY PARTNERS G.P., L.L.C.

BALANCE SHEET

February 28, 2007

ASSETS
Current assets
Cash	$980
Investment in SemGroup Energy Partners, L.P.	20

Total Assets	$1,000

MEMBER’S EQUITY
Member’s equity	$1,000

Total member’s equity	$1,000

See accompanying note to balance sheet.

SEMGROUP ENERGY PARTNERS G.P., L.L.C.

NOTE TO BALANCE SHEET

1. Nature of Operations

SemGroup Energy Partners G.P., L.L.C. (the “General Partner”) is a single member Delaware limited liability company, formed on February 22, 2007 to become the general partner of SemGroup Energy Partners, L.P. (the “Partnership”). The General Partner is an indirect wholly-owned subsidiary of SemGroup, L.P. The General Partner owns a 2% general partner interest in the Partnership.

On February 22, 2007, SemGroup, L.P. and its subsidiaries contributed $1,000 to the General Partner in exchange for a 100% ownership interest.

The General Partner has invested $20 in the Partnership. There have been no other transactions involving the General Partner as of February 28, 2007.

SEMGROUP ENERGY PARTNERS G.P., L.L.C.

CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2007
(Unaudited)
(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,169
Accounts receivable, net of allowance for doubtful accounts of $0 at September 30, 2007	1,868
Other current assets	1,391

Total current assets	4,428

Property, plant and equipment, net of accumulated depreciation of $37,679 at September 30, 2007	103,384
Goodwill	6,340
Other assets, net	3,165

Total assets	$117,317

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable	2,789
Payable to Affiliate—Parent	403
Accrued liabilities	2,308
Current portion of capital lease obligations	1,268

Total current liabilities	6,768

Long-term debt payable to Parent	—
Long-term debt	92,500
Long-term capital lease obligations	1,416
Interest rate swaps liability	627
Minority interest	316,420
Commitments and contingencies (Note 8)
Partners’ capital (deficit)	(300,414)

Total liabilities and owners’ equity	$117,317

See accompanying notes to unaudited condensed consolidated balance sheet.

SEMGROUP ENERGY PARTNERS G.P., L.L.C.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET

1. Nature of Operations

SemGroup Energy Partners G.P., L.L.C. (the “General Partner”) is a single member Delaware limited liability company, formed on February 22, 2007 to become the general partner of SemGroup Energy Partners, L.P. (the “Partnership”). The General Partner is an indirect wholly-owned subsidiary of SemGroup, L.P. The General Partner owns a 2% general partner interest in the Partnership. However, due to the substantive control granted to us by the partnership agreement the accounts of the Partnership are consolidated into our financial statements.

On July 20, 2007, the Partnership issued 12,500,000 common units, representing limited partnership interests in the Partnership, and 12,570,504 subordinated units, representing additional limited partnership interests in the Partnership, to SemGroup Holdings, L.P. (“SemGroup Holdings”) and 549,908 general partner units representing a 2% general partner interest in the General Partner. SemGroup Holdings subsequently offered 12,500,000 common units pursuant to a public offering at a price of $22 per unit. In addition, the Partnership issued an additional 1,875,000 common units to the public pursuant to the underwriters’ exercise of their over-allotment option. The initial public offering closed on July 23, 2007.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated balance sheet and related notes include the accounts of the General Partner and the Partnership, including the assets and liabilities contributed to the Partnership by SemGroup, L.P. (“Parent”) in connection with the Partnership’s initial public offering. The unaudited condensed consolidated balance sheet has been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“GAAP”).

The accompanying unaudited condensed consolidated balance sheet includes the assets and liabilities of crude oil terminalling and storage and gathering and transportation operations that were contributed to the Partnership prior to the closing of the Partnership’s initial public offering on a carve out basis and are referred to as the “Predecessor”. Both the Partnership and the Predecessor had common ownership and, in accordance with Emerging Issues Task Force Issue No. 87-21, “Change of Accounting Basis in Master Limited Partnership Transactions,” the assets and liabilities transferred were carried forward to the Partnership at their historical amounts. Specifically, the Predecessor’s terminalling and storage and gathering and transportation operations were contributed to the Partnership and include crude oil storage capacity located in Oklahoma, Kansas and Texas, pipelines that gather and transport crude oil in Oklahoma and Texas, and owned or leased crude oil transport trucks that gather and transport crude oil primarily in Oklahoma, Kansas and Texas. All significant intercompany accounts and transactions have been eliminated in the preparation of the accompanying financial statements.

The unaudited condensed consolidated balance sheet as of September 30, 2007 includes all adjustments, both normal and recurring, which are, in the opinion of management, necessary for a fair presentation of our financial position as of September 30, 2007. All significant intercompany balances and transactions have been eliminated in consolidation. Transactions between us, the Partnership and other Parent operations have been identified in the unaudited condensed consolidated balance sheet as transactions between affiliates (see Note 9). The condensed balance sheet as of September 30, 2007 is unaudited. In the opinion of management, the unaudited balance sheet has been prepared on the same basis as the audited balance sheet.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. Management makes significant estimates including: (1) allowance for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated cash flows and fair values inherent in impairment tests under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”); (4) estimated fair value of assets and liabilities acquired and identification of associated intangible assets; (5) accruals related to revenues and expenses; and (6) liability and contingency accruals. Although management believes these estimates are reasonable, actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS—Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS 144 as amended. Under SFAS 144, assets are tested for impairment when events or circumstances indicate that their carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows. There were no asset impairments in the nine month period ended September 30, 2007.

INCOME AND OTHER TAXES—We are not subject to federal income taxes. For federal and most state income tax purposes, all income, gains, losses, expenses, deductions and tax credits generated by the Partnership flow through to the unitholders of the Partnership. Beginning in 2007, the state of Texas implemented a partnership-level tax based on a percentage of the financial results of assets apportioned to the state of Texas. The Partnership and the Predecessor have reported their estimate of this tax as provision for income taxes.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. The carrying value of the assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. As assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to operations.

Property, plant and equipment, net is stated at cost and consisted of the following (in thousands):

	Estimated Useful Lives (Years)	September 30, 2007
Land		$309
Pipelines and facilities	15-25	34,186
Storage and terminal facilities	10-25	71,619
Transportation equipment, injection stations.	5-10	25,001
Office property and equipment and other	3-10	8,451
Construction-in-progress		1,497

Property, plant and equipment gross		141,063
Accumulated depreciation		(37,679)

Property, plant and equipment, net		$103,384

Property, plant and equipment includes assets under capital leases of $2.7 million, net of accumulated depreciation of $3.9 million at September 30, 2007.

Depreciation is calculated using the straight-line method, based on estimated useful lives of the assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, management makes estimates with respect to useful lives and salvage values that it believes are reasonable. However, subsequent events could cause management to change its estimates, thus impacting the future calculation of depreciation.

5. LONG TERM DEBT

On July 20, 2007, the Partnership entered into a $250.0 million five-year credit facility with a syndicate of financial institutions. The Partnership borrowed approximately $137.5 million prior to the closing of the initial public offering. The Partnership’s obligations under the credit agreement are secured by substantially all of the assets of the Partnership and its restricted subsidiaries. The Partnership may prepay all advances at any time without penalty, subject to the reimbursement of lender breakage costs in the case of prepayment of LIBOR borrowings. Indebtedness under the credit facility bears interest at the Partnership’s option, at either (i) the administrative agent’s prime rate or the federal funds rate plus 0.5%, plus an applicable margin that ranges from 0.25% to 1.25%, depending upon the Partnership’s total leverage ratio, or (ii) LIBOR plus an applicable margin that ranges from 1.25% to 2.25%, depending upon the Partnership’s total leverage ratio.

The Partnership distributed $136.5 million, net of debt issuance costs of $1.0 million, advanced under the credit agreement to SemGroup Holdings. On July 23, 2007, the Partnership repaid approximately $38.7 million under the new credit facility with the proceeds it received in connection with the exercise of the underwriters’ over-allotment option in the Partnership’s initial public offering.

Under the credit agreement, the Partnership is subject to certain limitations, including limitations on its ability to grant liens, incur additional indebtedness, engage in a merger, consolidation or dissolution, enter into transactions with affiliates, sell or otherwise dispose of its assets, businesses and operations, materially alter the character of its business, and make acquisitions, investments and capital expenditures. The credit agreement prohibits the Partnership from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. The credit agreement requires the Partnership to maintain a leverage ratio (the ratio of its consolidated funded indebtedness to its consolidated adjusted EBITDA, in each case as defined in the credit agreement) of not more than 5.00 to 1.00 and, on a temporary basis, from the date of the consummation of certain acquisitions until the last day of the third consecutive fiscal quarter following such acquisitions, not more than 5.50 to 1.00; provided, that after the issuance of senior unsecured notes, the leverage ratio limitation will be modified by a requirement that the Partnership maintain a senior secured leverage ratio of not more than 4.00 to 1.00 and a total leverage ratio of not more than 5.50 to 1.00, subject to temporary increases of the senior secured leverage ratio to not more than 4.50 to 1.00 and the total leverage ratio of not more than 6.00 to 1.00 following the consummation of certain acquisitions as described above. As of September 30, 2007, the Partnership’s leverage ratio was 1.90 to 1.00. The credit agreement also requires the Partnership to maintain an interest coverage ratio (the ratio of its consolidated EBITDA to its consolidated interest expense, in each case as defined in the credit agreement) of not less than 2.75 to 1.00 determined as of the last day of each quarter for the four-quarter period ending on the date of determination. As of September 30, 2007, the Partnership’s interest coverage ratio was 6.46 to 1.00. The credit agreement specifies a number of events of default (many of which are subject to applicable cure periods), including, among others, failure to pay any principal when due or any interest or fees within three business days of the due date, failure to perform or otherwise comply with the covenants in the credit agreement, failure of any representation or warranty to be true and correct in any material respect, failure to pay debt, a change of control of the Partnership or SemGroup, L.P., and other customary defaults including specified bankruptcy or insolvency events, the Employee Retirement Income Security Act of 1974, or ERISA, violations, and material judgment defaults. If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies.

As of January 11, 2008, the Partnership had an aggregate unused credit availability of approximately $160.4 million under its $250.0 million revolving credit facility. All amounts outstanding under the $250.0 million revolving credit facility mature in July 2012.

The Partnership is exposed to market risk for changes in interest rates related to its credit facility. Interest rate swap agreements are used to manage a portion of the exposure related to changing interest rates by converting floating-rate debt to fixed-rate debt. In August 2007 the Partnership entered into interest rate swap agreements with an aggregate notional value of $80.0 million that mature on August 20, 2010. Under the terms of the interest rate swap agreements, the Partnership will pay fixed rates of 4.9% and will receive three-month LIBOR with quarterly settlement. The value of the interest rate swaps at September 30, 2007 is a liability of $0.6 million and is recorded in long-term derivative liabilities on the consolidated balance sheet.

The interest rate swaps do not receive hedge accounting treatment under SFAS 133. Changes in the fair value of the interest rate swaps are recorded in interest expense.

6. PARTNERS’ CAPITAL AND DISTRIBUTIONS

On October 25, 2007, the Partnership declared a pro-rated cash distribution of $0.24 per unit on its outstanding units. The distribution is payable on November 14, 2007 to unitholders of record on November 1, 2007. The distribution is pro-rated for the partial quarter following the closing of the Partnership’s initial public offering and therefore corresponds to the period July 23, 2007 through September 30, 2007.

The total distribution to be paid is approximately $6.7 million, with approximately $3.5 million to be paid to our common unitholders and $0.1 million to be paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

7. LONG-TERM INCENTIVE PLAN

In July 2007 the General Partner adopted the SemGroup Energy Partners G.P. L.L.C. Long-Term Incentive Plan (the “Plan”). The compensation committee of the general partner’s board of directors administers the Plan. The Plan authorizes the grant of an aggregate of 1.25 million common units deliverable upon vesting. Although other types of awards are contemplated under the Plan, currently outstanding awards include “phantom” units, which convey the right to receive common units upon vesting, and “restricted” units, which are grants of common units restricted until the time of vesting. The phantom unit awards also include distribution equivalent rights (“DERs”). Subject to applicable earning criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. Recipients of restricted units are entitled to receive cash distributions paid on common units during the vesting period.

In July of 2007, 475,000 phantom units and 5,000 restricted units were approved which vest ratably over periods of four and three years, respectively. These grants are equity awards under SFAS 123(R) and, accordingly, the fair value of the awards as of the grant date is expensed over the vesting period. The weighted average grant date fair-value of the awards is $22 per unit. The value of these award grants was approximately $10.5 million and $0.1 million at September 30, 2007, respectively, and the unrecognized estimated compensation cost on that date was $10.0 million, which will be recognized over the remaining vesting periods. As of September 30, 2007, all outstanding awards are expected to fully vest.

Our equity-based incentive compensation expense for the nine months ended September 30, 2007 is summarized as follows:

Nine Months Ended September 30, 2007
2007 awards	$532

Total	$532

8. COMMITMENTS AND CONTINGENCIES

The General Partner and the Partnership are from time to time subject to various legal actions and claims incidental to its business, including those arising out of environmental-related matters. Management believes that these routine legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Partnership. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to its estimate of the likely exposure. There was no accrual for legal settlements as of September 30, 2007.

9. RELATED PARTY TRANSACTIONS

Prior to the close of its initial public offering in July 2007, the Partnership entered into the Throughput Agreement with Parent. For the nine months ended September 30, 2007, the Partnership recognized revenue of $20.2 million under the Throughput Agreement. Under this agreement, the Partnership provides the following services to Parent:

•

Gathering and Transportation Services.    The Partnership gathers crude oil for Parent for delivery to refiners, to large common carrier pipelines for ultimate delivery to refiners, to the Partnership’s storage facilities (including the Partnership’s Cushing terminal) or to storage locations owned by others. Under the Throughput Agreement, the Partnership charges fees for the following types of pipeline gathering and transportation services:

•	Gathering services. Parent is obligated to pay the Partnership a fee per barrel gathered on the Partnership’s gathering systems.

•	Pipeline transportation services. Parent is obligated to pay the Partnership a fee per barrel transported on the Partnership’s Mid-Continent system.

•	Delivery services. Parent is obligated to pay the Partnership a fee per barrel for deliveries out of the Partnership’s Cushing terminal.

•

Trucking services.    The Partnership gathers crude oil for Parent from operators at remote wellhead locations not served by pipeline gathering systems. The Partnership’s trucking fleet delivers such crude oil to the Partnership’s gathering systems located in Oklahoma and Texas, common carrier pipelines or the Partnership’s Cushing terminal. Parent pays the Partnership a fee per barrel depending on the point of origin and destination for these trucking services.

•	The Throughput Agreement does not apply to any gathering or transportation services on the Partnership’s Longview system or to any producer field services.

•

Terminalling and Storage Services.    The Partnership provides services relating to the receipt, storage, throughput and delivery of crude oil for Parent into and out of the tanks located throughout the Partnership’s Mid-Continent system, including at the Partnership’s Cushing terminal, and the Partnership’s Longview system. The Partnership’s storage services enable Parent to purchase and store crude oil and sell it at later dates.

•

Minimum Throughput and Storage Requirements.    Under the Throughput Agreement, the gathering services and pipeline transportation services the Partnership provides to Parent (other than gathering and pipeline transportation services provided on the Longview system) are subject to minimum throughput requirements each month, regardless of the amount of such services actually used by Parent in a given month. Parent has committed to utilize a minimum of 80% of the Partnership’s historical average volume of trucking services. In addition, Parent has committed to use services constituting 80% of the Partnership’s total storage capacity. Parent is obligated, regardless of the amount of services actually used by Parent in a given month, to pay the Partnership a fee per barrel for the first 80% of the Partnership’s storage capacity. If Parent utilizes any of these services in excess of these minimum throughput, trucking or storage requirements, Parent will pay the Partnership a fee for such services equal to at least 110% of the per barrel base charge for the applicable services. However, the Partnership is able to contract with other customers for services in excess of these minimum commitments and the Partnership is not obligated to provide any services in excess of the minimum requirements to Parent.

Based on these minimum throughput, trucking and storage requirements, Parent is obligated to pay the Partnership minimum monthly fees totaling $45.3 million and $30.8 million annually for the Partnership’s gathering and transportation services and the Partnership’s terminalling and storage services. The pipeline trucking unloading services the Partnership provides to Parent pursuant to the Throughput Agreement are not subject to any minimum usage requirements.

Under the Omnibus Agreement with Parent, the Partnership reimburses Parent for the provision of various general and administrative services for the Partnership’s benefit. The Partnership pays Parent a fixed administrative fee for providing general and administrative services to the Partnership, which is initially fixed at $5.0 million per year through July 2010, subject to annual increases based on increases in the Consumer Price Index and subject to further increases in connection with expansions of the Partnership’s operations through the acquisition or construction of new assets or businesses with the concurrence of the Partnership’s conflicts committee.

After July 2010, the Partnership’s general partner will determine the general and administrative expenses to be allocated to the Partnership in accordance with the partnership agreement. For the nine months ended September 30, 2007, the Partnership paid Parent $1.0 million for the services provided under the Omnibus Agreement. The Partnership also reimburses Parent for operating payroll costs associated with services the Parent’s employees provide to the Partnership. For the nine months ended September 30, 2007, the Partnership recorded $4.5 million in compensation costs related to services provided by Parent’s employees. As of September 30, 2007, the Partnership has a $0.4 million liability payable to Parent. The Partnership settles its affiliate liabilities on a monthly basis.

The Predecessor had a transportation agreement with an entity owned by a unitholder of the General Partner under which the Predecessor recognized $0.1 million in transportation revenue during the nine months ended September 30, 2007. At September 30, 2007, nothing was due from this entity.

During the nine months ended September 30, 2007, the Partnership made payments of $0.4 million to a third party entity on whose board of directors a member of the General Partner’s board of directors serves in connection with leased transport trucks and trailers utilized in the Partnership’s gathering and transportation services segment. At September 30, 2007 the Partnership has future commitments to this entity totaling $5.6 million

10. SUBSEQUENT EVENTS

On January 14, 2008, the Partnership entered into a purchase and sale agreement to acquire certain liquid asphalt cement terminalling and storage assets from Parent for $378.8 million.

Appendix A

GLOSSARY OF TERMS

Adjusted operating surplus: With respect to any period, generated operating surplus with respect to such period as adjusted to:

(a)	decrease operating surplus by:

(1) any net increase in working capital borrowings with respect to that period; and

(2) any net decrease in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

(b)	increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period; and

(2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include the portion of operating surplus described in subpart (a)(1) of the definition of “operating surplus” in this Appendix A.

Aggregate: A hard mineral material, such as gravel, crushed rock, slag or crushed stone, which is used in pavement applications either by itself or for mixing with liquid asphalt cement.

Available cash: With respect to any quarter ending prior to liquidation:

(a)	the sum of:

(1) all cash and cash equivalents of SemGroup Energy Partners, L.P. and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of SemGroup Energy Partners, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b)	less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of SemGroup Energy Partners, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of SemGroup Energy Partners, L.P. and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which SemGroup Energy Partners, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for distributions to our partners for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves pursuant to clause (b)(3) immediately above unless our general partner has determined that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and provided, further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

Barrel: One barrel of petroleum products equals 42 United States gallons.

Bcf/d: Billion cubic feet per day.

Bpd: Barrels per day.

Btu: British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Capital account: The capital account maintained for a partner under the partnership agreement. The capital account for a general partner unit, a common unit, a Class B unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner unit, common unit, Class B unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in SemGroup Energy Partners, L.P. held by a partner.

Capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by The NASDAQ Global Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

Common carrier pipeline: A pipeline engaged in the transportation of petroleum products as a public utility and common carrier for hire.

Common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Condensate: A natural gas liquid with a low vapor pressure, mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

Current market price: For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

DOT: Department of Transportation.

EIA: Energy Information Administration.

Eligible Holder: Individuals or entities either (a) subject to United States federal income taxation on the income generated by us or (b) in the case of entities that are pass-through entities for United States federal income taxation, all of whose beneficial owners are subject to United States federal income taxation on the income generated by us.

Feedstock: A raw material required for an industrial process such as in petrochemical manufacturing.

Finished asphalt products: As used herein, the term refers to liquid asphalt cement sold directly to end users and to asphalt emulsions, asphalt cutbacks, polymer modified asphalt cement and related asphalt products processed using liquid asphalt cement. The term is also used to refer to various residual fuel oil products directly sold to end users.

Interim capital transactions: The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by SemGroup Energy Partners, L.P. or any of its subsidiaries;

(b) sales of equity interests by SemGroup Energy Partners, L.P. or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of SemGroup Energy Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d) capital contributions received; and

(e) corporate reorganizations and restructurings.

Liquid asphalt cement: Liquid asphalt cement is a dark brown to black cemetitious material that is primarily produced by petroleum distillation. When cruse oil is separated in distillation towers at a refinery, the heaviest hydrocarbons with the highest boiling points settle at the bottom. These tar-like fractions, called residuum, require relatively little additional processing to become products such as asphalt cement or residual fuel oil. Liquid asphalt cement is primarily used in the road construction and maintenance industry. Residual fuel oil is primarily used as a burner fuel in numerous industrial and commercial business applications. As used herein, the term refers to both liquid asphalt cement and residual fuel oils.

Mcf/d: Thousand cubic feet per day.

Midstream: The industry term for the parts of the energy industry in between the production of oil and gas (upstream) and the distribution of refined and finished products (downstream).

Operating expenditures: All of our cash expenditures and cash expenditures of our subsidiaries, including, without limitation, taxes, reimbursements of our general partner, repayment of working capital borrowings, non-pro rata repurchase of units (other than those made with the proceeds of an Interim Capital Transaction) interest payments and maintenance capital expenditures, subject to the following:

(a)	Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings, will not constitute operating expenditures;

(b)	Operating expenditures will not include:

(1) expansion capital expenditures;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocations between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating operating surplus.

Operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a)	the sum of:

(1) an amount equal to two times the amount needed for any one quarter for SemGroup Energy Partners, L.P. to pay a distribution on all units (including general partner units) and incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter;

(2) all cash receipts of SemGroup Energy Partners, L.P. and its subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions (provided that cash receipts from the termination of a commodity hedge or interest rate swap prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the scheduled life of such commodity hedge or interest rate swap);

(3) interest paid on debt incurred by SemGroup Energy Partners, L.P. and its subsidiaries, and cash distributions paid on the equity securities issued by SemGroup Energy Partners, L.P., to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date it is abandoned or disposed of;

(4) interest paid on debt incurred by SemGroup Energy Partners, L.P. and its subsidiaries, and cash distributions paid on the equity securities issued by SemGroup Energy Partners, L.P., in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to in (3) above; and

(5) all cash receipts of SemGroup Energy Partners, L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b)	the sum of:

(1) operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

(2) the amount of cash reserve that is established by our general partner to provide funds for future operating expenditures; provided, however, that disbursements made (including contributions to a partner of SemGroup Energy Partners, L.P. and our subsidiaries or disbursements on behalf of a partner of SemGroup Energy Partners, L.P. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines; and

(3) all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

Sour gas: Natural gas that has relatively high concentrations of acidic gases, such as hydrogen sulfide and carbon dioxide, that exceed normal gas transportation specifications.

Subordination period: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a)	the first day of any quarter beginning after June 30, 2010 for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units, subordinated units and general partner units that were outstanding during those periods on a fully diluted basis; and

(3) there are no outstanding cumulative common units arrearages.

(b)	The date on which the general partner is removed as our general partner upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal, provided, however, subordinated units may additionally convert into common units as described in “Cash Distribution Policy—Subordination Period—Early Conversion of Subordinated Units.”

Terminalling: The receipt of crude oil for storage into storage tanks and other appurtenant equipment, including pipelines, where the crude oil will be commingled with other products of similar quality; the storage of the crude oil; and the delivery of the crude oil as directed by a distributor into a truck, vessel or pipeline.

Throughput: The volume of product transported or passing through a pipeline, plant, terminal or other facility.

Working capital borrowings: Borrowings used solely for working capital purposes or to pay distributions to partners, made pursuant to a credit facility, commercial paper facility or similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional working capital borrowings.

6,000,000 Common Units

Representing Limited Partner Interests

SemGroup Energy Partners, L.P.

P R O S P E C T U S

                    , 2008

Citi

PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority’s filing fee, the amounts set forth below are estimates. The underwriters have agreed to reimburse us for certain expenses in an amount equal to approximately $0.2 million.

Securities and Exchange Commission registration fee	$7,420
FINRA filing fee	19,379
Legal fees and expenses	450,000
Accounting fees and expenses	100,000
Transfer agent and registrar fees	3,000
Printing expenses	300,000
Miscellaneous	220,201

Total	$1,100,000

Item 14. Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which SemGroup Energy Partners, L.P. will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. We have also entered into separate indemnification agreements with the directors and officers of our general partner, the form of which is included as an exhibit to this registration statement. The terms of those agreements are consistent with the terms of the indemnification provided by our partnership agreement and the general partner’s limited liability company agreement.

Item 15. Recent Sales of Unregistered Securities.

On February 22, 2007, in connection with the formation of SemGroup Energy Partners, L.P., or the Partnership, the Partnership issued (i) to SemGroup Energy Partners G.P., L.L.C. the 2% general partner interest in the partnership for $20 and (ii) to SemGroup Holdings, L.P. the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act.

In connection with this offering, our general partner will make a capital contribution of $3.4 million to us in exchange for 122,449 general partner units, enabling it to maintain its 2.0% general partner interest in us. This issuance will be exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
3.1	Certificate of Limited Partnership of SemGroup Energy Partners, L.P. (the “Partnership”), dated February 22, 2007 (filed as Exhibit 3.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed March 9, 2007, and incorporated herein by reference).
3.2	First Amended and Restated Agreement of Limited Partnership of the Partnership, dated July 20, 2007 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
3.3	Certificate of Formation of SemGroup Energy Partners G.P., L.L.C. (the “General Partner”), dated February 22, 2007 (filed as Exhibit 3.2 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed March 9, 2007, and incorporated herein by reference).
3.4	Amended and Restated Limited Liability Company Agreement of the General Partner, dated July 20, 2007 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
4.1	Specimen Unit Certificate representing common units (included as Exhibit A to the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated by reference as Exhibit 3.2 herein)
5.1**	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered
8.1**	Opinion of Baker Botts L.L.P. relating to tax matters
10.1	Credit Agreement, dated July 20, 2007, among the Partnership, Wachovia Bank, National Association, as Administrative Agent, L/C Issuer and Swing Line Lender, Bank of America, N.A., as Syndication Agent and the other lenders from time to time party thereto (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.2**	Form of Amended Credit Agreement.
10.3	Closing Contribution, Conveyance, Assignment and Assumption Agreement, dated July 20, 2007, among the Partnership, the General Partner, SemCrude, L.P., SemGroup, L.P. and SemGroup Energy Partners Operating, L.L.C. (filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.4	Purchase and Sale Agreement, dated as of January 14, 2008, by and among SemMaterials, L.P. and SemGroup Energy Partners Operating, L.L.C. (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed on January 14, 2008, and incorporated herein by reference).
10.5	Omnibus Agreement, dated July 20, 2007, among the Partnership, the General Partner, SemGroup, L.P. and SemManagement, L.L.C. (filed as Exhibit 10.3 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.6*	Form of Amended and Restated Omnibus Agreement
10.7+	Throughput Agreement, dated July 20, 2007, among the Partnership, SemGroup Energy Partners, L.L.C., SemCrude, L.P., Eaglwing, L.P. and SemGroup, L.P. (filed as Exhibit 10.4 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.8*#	Form of Terminalling and Storage Agreement.
10.9*	Form of Terminal Access and Use Agreement.
10.10	SemGroup Energy Partners G.P., L.L.C. Long-Term Incentive Plan (filed as Exhibit 10.5 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.11	Form of Employment Agreement (filed as Exhibit 10.6 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).

Exhibit Number	Description
10.12	Form of Indemnification Agreement (filed as Exhibit 10.7 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).
10.13	Form of Phantom Unit Agreement (filed as Exhibit 10.8 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).
10.14	Form of Restricted Unit Agreement (filed as Exhibit 10.9 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).
21.1	List of Subsidiaries of SemGroup Energy Partners, L.P. (filed as Exhibit 21.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed April 13, 2007, and incorporated herein by reference).
23.1*	Consent of PricewaterhouseCoopers, L.L.P.
23.4**	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)
23.5**	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)
24.1*	Powers of Attorney (included on signature page)

*	Filed herewith
**	To be filed by amendment.
+	Certain portions of this exhibit have been granted confidential treatment by the Securities and Exchange Commission. The omitted portions have been separately filed with the Securities and Exchange Commission.
#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on January 18, 2008.

SEMGROUP ENERGY PARTNERS, L.P.

By:	SemGroup Energy Partners G.P., L.L.C.
Its General Partner

By:	/s/ Alex G. Stallings
Alex G. Stallings
Chief Accounting Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Kevin L. Foxx, Michael J. Brochetti and Alex G. Stallings, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on January 18, 2008.

Signature	Title

/s/ Kevin L. Foxx	President, Chief Executive Officer and Director (Principal Executive Officer)
Kevin L. Foxx

/s/ Michael J. Brochetti	Chief Financial Officer and Director (Principal Financial Officer)
Michael J. Brochetti

/s/ Alex G. Stallings	Chief Accounting Officer (Principal Accounting Officer)
Alex G. Stallings

/s/ Thomas L. Kivisto	Director
Thomas L. Kivisto

/s/ Gregory C. Wallace	Director
Gregory C. Wallace

/s/ W. Anderson Bishop	Director
W. Anderson Bishop

/s/ Brian F. Billings	Director
Brian F. Billings

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
3.1	Certificate of Limited Partnership of SemGroup Energy Partners, L.P. (the “Partnership”), dated February 22, 2007 (filed as Exhibit 3.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed March 9, 2007, and incorporated herein by reference).
3.2	First Amended and Restated Agreement of Limited Partnership of the Partnership, dated July 20, 2007 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
3.3	Certificate of Formation of SemGroup Energy Partners G.P., L.L.C. (the “General Partner”), dated February 22, 2007 (filed as Exhibit 3.2 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed March 9, 2007, and incorporated herein by reference).
3.4	Amended and Restated Limited Liability Company Agreement of the General Partner, dated July 20, 2007 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
4.1	Specimen Unit Certificate representing common units (included as Exhibit A to the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated by reference as Exhibit 3.2 herein)
5.1**	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered
8.1**	Opinion of Baker Botts L.L.P. relating to tax matters
10.1	Credit Agreement, dated July 20, 2007, among the Partnership, Wachovia Bank, National Association, as Administrative Agent, L/C Issuer and Swing Line Lender, Bank of America, N.A., as Syndication Agent and the other lenders from time to time party thereto (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.2**	Form of Amended Credit Agreement.
10.3	Closing Contribution, Conveyance, Assignment and Assumption Agreement, dated July 20, 2007, among the Partnership, the General Partner, SemCrude, L.P., SemGroup, L.P. and SemGroup Energy Partners Operating, L.L.C. (filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.4	Purchase and Sale Agreement, dated as of January 14, 2008, by and among SemMaterials, L.P. and SemGroup Energy Partners Operating, L.L.C. (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed on January 14, 2008, and incorporated herein by reference).
10.5	Omnibus Agreement, dated July 20, 2007, among the Partnership, the General Partner, SemGroup, L.P. and SemManagement, L.L.C. (filed as Exhibit 10.3 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.6*	Form of Amended and Restated Omnibus Agreement
10.7+	Throughput Agreement, dated July 20, 2007, among the Partnership, SemGroup Energy Partners, L.L.C., SemCrude, L.P., Eaglwing, L.P. and SemGroup, L.P. (filed as Exhibit 10.4 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.8*#	Form of Terminalling and Storage Agreement.
10.9*	Form of Terminal Access and Use Agreement.
10.10	SemGroup Energy Partners G.P., L.L.C. Long-Term Incentive Plan (filed as Exhibit 10.5 to the Partnership’s Current Report on Form 8-K, filed July 25, 2007, and incorporated herein by reference).
10.11	Form of Employment Agreement (filed as Exhibit 10.6 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).
10.12	Form of Indemnification Agreement (filed as Exhibit 10.7 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).

Exhibit Number	Description
10.13	Form of Phantom Unit Agreement (filed as Exhibit 10.8 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).
10.14	Form of Restricted Unit Agreement (filed as Exhibit 10.9 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed May 25, 2007, and incorporated herein by reference).
21.1	List of Subsidiaries of SemGroup Energy Partners, L.P. (filed as Exhibit 21.1 to the Partnership’s Registration Statement on Form S-1 (Reg. No. 333-141196), filed April 13, 2007, and incorporated herein by reference).
23.1*	Consent of PricewaterhouseCoopers, L.L.P.
23.4**	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)
23.5**	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)
24.1*	Powers of Attorney (included on signature page)

*	Filed herewith
**	To be filed by amendment.
+	Certain portions of this exhibit have been granted confidential treatment by the Securities and Exchange Commission. The omitted portions have been separately filed with the Securities and Exchange Commission.
#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.